As filed with the Securities and Exchange Commission on July 18, 2011

Registration No. 333-171923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SKULLCANDY, INC.

(Exact name of registrant as specified in its charter)

Delaware	3651	56-2362196
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Mitch Edwards

Chief Financial Officer and General Counsel

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cary K. Hyden B. Shayne Kennedy Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235	John D. Wilson Shearman & Sterling LLP 525 Market Street, 15th Floor San Francisco, California 94105 (415) 616-1100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒	Non-accelerated filer	☐	Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(b)	Proposed Maximum Aggregate Offering Price(a)	Amount of Registration Fee
Common stock, $0.0001 par value	9,763,298(a)	$19.00	$185,502,662	$21,537(c)

(a)	Includes the additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(b)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) promulgated under the Securities Act of 1933, as amended.
(c)	A registration fee of $21,140 was previously paid based on an estimate of the aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY 18, 2011

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

8,489,825 Shares
Common Stock

Skullcandy®

This is the initial public offering of Skullcandy, Inc. common stock. We are selling 4,166,667 shares of our common stock and the selling stockholders identified in this prospectus are selling an additional 4,323,158 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $17.00 and $19.00 per share. After the pricing of the offering, we expect that the shares will trade on The Nasdaq Global Market under the symbol "SKUL."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about , 2011.

BofA Merrill Lynch **Morgan Stanley**

Jefferies **Piper Jaffray**

KeyBanc Capital Markets **Raymond James**

, 2011

LIZARD KING ///
50/50 BUDS
DEVUN WALSH///
AGENT HEADPHONES
KOLOHE ANDINO///
MIX MASTER HEADPHONES
JOSSI WELLS///
UPROCK HEADPHONES

Skullcandy
EVERY REVOLUTION NEEDS A SOUNDTRACK
EVERY REVOLUTION NEEDS A SOUNDTRACK
MIX MASTER HEADPHONES
// INSPIRED BY THE LEGEND MIX MASTER MIKE
MIX MASTER MIKE//
SKULLCANDY.COM/APP
SKULLCANDYTV.COM

Skullcan
mixmastermike
My Playlist
1. Plazma Ryfle
2. Stylistics
3. Black Milk-365
4. M.I.A. - MAYA
5. Bassnectar

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision.

Our Company

Skullcandy is a leading audio brand that reflects the collision of the music, fashion and action sports lifestyles. Our brand symbolizes youth and rebellion, and embodies our motto, “Every revolution needs a soundtrack.” We believe we have revolutionized the headphone market by stylizing a previously-commoditized product and capitalizing on the increasing pervasiveness, portability and personalization of music. The Skullcandy name and distinctive logo have rapidly become icons and contributed to our leading market position, robust net sales growth and strong profitability and return on our invested capital. We increased our net sales from $9.1 million in 2006 to $160.6 million in 2010, representing a compound annual growth rate of approximately 105%.

We are a company founded on innovation. We redefined the headphone market by fusing bold color schemes, loud patterns, unique materials and creative packaging with the latest audio technologies and innovative functionalities. We offer a wide array of styles and price points and are expanding into complementary audio products and accessories.

We pioneered the distribution of headphones in specialty retailers focused on action sports and the youth lifestyle. Through this channel we reach consumer influencers, individuals who help establish and maintain the credibility and authenticity of our brand. Building on this foundation, we have successfully expanded our distribution to select consumer electronics, mass, sporting goods and mobile phone retailers. Skullcandy products are sold in the United States, as well as in more than 70 other countries around the world and through our website.

We were founded in 2003 by Rick Alden, the creator of several successful action sports companies and a lifelong industry enthusiast. Jeremy Andrus, our president and chief executive officer, and our talented management team share a passion for the Skullcandy lifestyle of action sports and music. Our principal offices are located in Park City, Utah and San Clemente, California, which are at the epicenters of some of the best snow peaks, skate parks and surf breaks in the world. We believe these close connections to the Skullcandy lifestyle strengthen the authenticity of our brand and increase the loyalty of our consumers.

Market Opportunity

We believe the increasing use of portable media devices and smartphones, and the growing popularity of action sports, support our anticipated long-term sales growth.

The advent of portable media devices, such as Apple’s iPod, transformed the consumer electronics industry by dramatically increasing the portability and personalization of music, fueling an increased pervasiveness of these devices and their associated accessories, such as headphones. This transformation has continued as mobile phones have evolved into smartphones, capable of playing music and videos. In its report entitled Worldwide Smartphone 2010-2014 Forecast Update: December 2010, IDC Research estimates that the total number of smartphones shipped worldwide will increase by a compound annual growth rate of 24% from 2010 through 2014, and that in 2010 alone, the total number of smartphones shipped worldwide increased by 69% over 2009. This rapid growth is dramatically expanding the demand for headphones, especially ones with added functionality such as in-line microphones and volume controls. In addition, according to a January 2010 study conducted by The NPD Group entitled Headphones: Ownership & Application, consumers tend to own multiple sets of headphones and we believe that they replace them frequently.

Our brand also benefits from the increasing popularity of action sports, particularly within the youth culture. Our consumer influencers, teens and young adults that associate themselves with snowboarding, skateboarding, surfing and other action sports, influence a broader consumer base that identifies with authentic action sports lifestyle brands. In addition, music is an integral part of the action sports lifestyle and headphones have become an accessory worn to express individuality.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors, allow us to take advantage of the large and growing market we participate in and enable us to generate a strong return on our invested capital:

Leading, Authentic Lifestyle Brand. Skullcandy fuses music, fashion and action sports, all of which permeate youth culture. We believe the power of our brand has driven our strong market share. According to The NPD Group’s Retail Tracking Service, we held the #1 position domestically in ear buds and the #2 position domestically in headphones, behind only Sony, based on unit and dollar sales in 2010.

Brand Authenticity Reinforced Through High Impact Sponsorships. We believe we were the first headphone brand to sponsor leading athletes, DJs, musicians, artists and events within action sports and the indie and hip-hop music genres. We believe this has increased our brand awareness and reinforced our credibility with our target consumers.

Track Record of Innovative Product Design. Our company was founded on innovation, and we employ innovative materials, such as wood, denim and polished polycarbonate, technologies and processes in the design and development of our products. In addition, we leverage our relationships with sponsored athletes, DJs, musicians and artists to incorporate their ideas into our designs to enhance our products.

Targeted Distribution Model. We control the distribution and mix of our products to protect our brand and enhance its authenticity. We pioneered the distribution of headphones in specialty retailers focused on action sports and the youth lifestyle. Building on this foundation, we have successfully expanded our distribution to select consumer electronics, mass, sporting goods and mobile phone retailers.

Proven Management Team and Deep-Rooted Company Culture. We have assembled a proven and talented management team that is led by Jeremy Andrus, our president and chief executive officer. Our management team shares a passion for action sports and music, and possesses substantial experience in product development, marketing, merchandising, operations and finance. Our culture and brand image enable us to successfully attract and retain highly talented employees who share our passion for action sports and music and understand our target market in an authentic and credible way.

Growth Strategy

We intend to build upon our brand authenticity and product offering to continue to increase our net sales and profitability. Key elements of our growth strategy are to:

Further Penetrate Domestic Retail Channel. We plan to increase shelf space with our existing retailers and add select new specialty, consumer electronics, mass, sporting goods and mobile phone retailers to our customer base. In addition, we intend to increase the number of innovative in-store product displays and brand-building fixtures to emphasize our association with the action sports and the indie and hip-hop music lifestyles, and expand our online and in-store sales force training programs.

Accelerate Our International Growth. We currently sell our products internationally through third party distributors and believe that international expansion represents a substantial growth opportunity. We plan to replicate elements of our successful domestic marketing model by sponsoring internationally-based athletes, DJs, musicians, artists and events, and by creating localized marketing content to drive sales.

Grow Our Premium Product Offering. To date, the vast majority of our products have been priced in the $20 to $70 range. With our recently introduced $150 Aviator headphones and $250 Mix Master headphones, we have begun to expand our premium headphone offering and believe we can increase our share of this growing market. By offering premium products, we believe we can further strengthen our brand and broaden our reach to consumers with greater discretionary income.

Expand Complementary Product Categories. We have successfully tested and now plan to build more robust product assortments in certain complementary categories. For example, we plan to launch two new speaker dock models in the summer of 2011, increase our offering of protective cases for mobile devices, and introduce several gaming and mobile phone headphones that are currently in various stages of development.

Increase Our Online Sales. We plan to further engage our consumers and drive sales by adding, optimizing and broadening the content we offer through our interactive platforms. We believe our new content will allow us to dynamically interact with our loyal fan base, provide customized shopping experiences and drive our online sales. In addition, we plan to launch select international websites with localized content and e-commerce functionality.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are important risks related to our business that are described under “Risk Factors” elsewhere in this prospectus. Among these risks are the following:

•	If our design and marketing efforts do not effectively extend the recognition and reputation of our brand, we may not be able to successfully implement our growth strategy.

•	If we are unable to continue to develop innovative and popular products, our brand image may be harmed and demand for our products may decrease.

•

Our manufacturing is concentrated with two key manufacturers, and if our relationship with either or both of them terminates or is otherwise impaired, we would likely experience increased costs, disruptions in the manufacture and shipment of our products and a material loss of net sales.

•	We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.

•	If we are unable to maintain and expand our network of sponsored athletes, DJs, musicians and artists, our ability to market and sell our products may be harmed.

•

Our plans to grow our international business may require significant operating expenditures, but such expenditures may not result in increased net sales. In addition, our European distribution relationship is governed by an exclusive agreement with 57 North that terminates in 2013. In 2010, sales to 57 North represented more than 10% of our net sales.

•

Two of our retailers, Target and Best Buy, account for a significant amount of our net sales, and the loss of, or reduced purchases from, these or other retailers could have a material adverse effect on our operating results.

Recent Developments

In April 2011, we completed the purchase of substantially all the assets of Astro Gaming, Inc. for $10.8 million. Astro Gaming, Inc. is a leader in gaming headphones based in San Francisco, California. We paid the purchase price using cash on hand and borrowings of approximately $10.0 million under our credit facility. As of July 15, 2011, total borrowings were approximately $22.5 million and we had $5.5 million of additional availability under the credit facility.

In June 2011, we entered into a non-binding letter of intent with our European distributor, 57 North, to repurchase the rights we previously granted to 57 North pursuant to an exclusive distribution agreement for $15.0 million. This acquisition will enable us to take direct control of our European business, which we expect will allow us to capture revenue that would otherwise be earned by 57 North and accelerate our growth in this region through a rejuvenated marketing and brand building campaign. We cannot assure you that the letter of intent will lead to a binding agreement on the terms set forth in the letter of intent, if at all, and that any agreement entered into will be successfully consummated.

Corporate Information

We were incorporated in Delaware in 2003. Our principal executive offices are located at 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098, and our telephone number is (435) 940-1545. Our principal website address is www.skullcandy.com. Information contained on our website does not constitute part of, and is not incorporated by reference into, this prospectus.

This prospectus contains references to our trademarks Skullcandy®, Ink’d®, 2XL® and our skull logo .. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	4,166,667 shares

Common stock offered by selling stockholders	4,323,158 shares

Common stock outstanding after this offering	26,782,309 shares

Over-allotment option	The underwriters have a 30-day option to purchase up to an additional 1,273,473 shares from certain selling stockholders at the initial public offering price less the underwriting discounts and commissions.

Use of proceeds	We intend to use the net proceeds from the sale of shares by us to repay certain indebtedness and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire other businesses, products, or technologies, including our repurchase of the rights previously granted to 57 North pursuant to an exclusive distribution agreement. We will not receive any proceeds from shares sold by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq ticker symbol	“SKUL”

Unless otherwise noted, the number of shares of our common stock to be outstanding after consummation of this offering is based on 22,615,642 shares outstanding as of March 31, 2011, and excludes:

•	3,479,938 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 at a weighted average exercise price of $8.72 per share;

•	19,544 shares of restricted stock that were subject to a right of repurchase by us as of March 31, 2011; and

•	2,352,000 shares of common stock reserved for future issuance under our employee benefit plans.

Unless we specifically state otherwise, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	the automatic conversion of all of our outstanding shares of preferred stock into 4,507,720 shares of common stock immediately prior to the consummation of this offering;

•	the conversion of our convertible note into 3,862,124 shares of common stock simultaneously with the consummation of this offering; and

•	a 14-for-1 stock split of our outstanding common stock, which we intend to effect prior to the consummation of this offering.

Summary Consolidated Financial Data

The following table sets forth a summary of our historical consolidated financial data for the periods ended or as of the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2010 and 2011 and the balance sheet data as of March 31, 2011 from our unaudited interim financial statements appearing elsewhere in this prospectus. This unaudited interim financial information has been prepared on the same basis as our audited annual consolidated financial statements and, in our opinion, reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position as of March 31, 2011 and operating results for the periods ended March 31, 2010 and 2011. The summary consolidated financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results. You should read this table together with our consolidated financial statements and the related notes thereto, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$80,380	$118,312	$160,583	$21,658	$36,018
Cost of goods sold	41,120	60,847	75,078	10,660	17,703

Gross profit	39,260	57,465	85,505	10,998	18,315
Selling, general and administrative expenses	18,040	28,574	67,602	7,572	14,399

Income from operations	21,220	28,891	17,903	3,426	3,916
Other (income) expense	(54)	(111)	14,556	1,526	(13)
Interest expense	586	8,340	8,387	2,189	1,998

Income (loss) before income taxes	20,688	20,662	(5,040)	(289)	1,931
Income taxes	7,669	8,318	4,653	512	852

Net income (loss)	13,019	12,344	(9,693)	(801)	1,079
Deemed dividend on convertible preferred stock and preferred dividends	–	(9,993)	(30)	(7)	(9)

Net income (loss) available to common stockholders	$13,019	$2,351	$(9,723)	$(808)	$1,070

Net income (loss) per share:
Basic	$0.77	$0.17	$(0.69)	$(0.06)	$0.08
Diluted	0.53	0.12	(0.69)	(0.06)	0.05
Weighted average shares outstanding
Basic	16,955,036	13,908,216	14,001,358	13,839,966	14,177,352
Diluted	24,766,700	19,584,866	14,001,358	13,839,966	19,676,916
Pro forma net income per share (unaudited):(1)
Basic			$(0.25)		$0.08
Diluted			(0.25)		0.08

Pro forma weighted average common shares outstanding (unaudited):
Basic			24,260,075		24,032,696
Diluted			24,260,075		25,024,538

	As of March 31, 2011
	Actual	Pro forma(2)(3)	Pro forma as adjusted(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,965	$1,562	$33,983
Working capital	38,721	34,318	66,739
Total assets	80,386	73,938	106,359
Total debt	76,314	43,331	11,420
Redeemable convertible preferred stock	2,534	–	–
Total stockholders’ equity (deficit)	(20,210)	8,859	73,191

	As of December 31,			Three months ended March 31,
Other Financial Data:	2008	2009	2010	2010	2011
EBITDA (5)	$21,360	$29,306	$3,964	$2,031	$4,164
Adjusted EBITDA (5)	21,360	30,838	38,964	3,552	4,164

(1)	Please see note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted pro forma net income per share for the year ended December 31, 2010 and three months ended March 31, 2011.

(2)	Our convertible note bears interest at 15% per annum, 5% of which is paid in cash and 10% of which is accrued and added to the principal balance on a quarterly basis. Upon conversion, the portion of the principal balance attributable to accrued interest must be paid in cash. The pro forma columns reflect our payment of $4.4 million accrued and unpaid cash interest as of March 31, 2011 and the reduction of deferred debt issuance costs and debt discounts related to the convertible note.

(3)	The pro forma balance sheet data gives effect to the conversion of (i) all of our outstanding shares of preferred stock into 4,507,720 shares of common stock and (ii) the conversion of the convertible note into 3,862,124 shares of common stock, as holders of the convertible note have delivered executed notices to the Company exercising their option to have the convertible note converted into common stock simultaneously with the consummation of the offering.

(4)	The pro forma as adjusted balance sheet data gives effect to (i) the conversion of preferred stock and the convertible note, (ii) the sale of 4,166,667 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (iii) the application of the net proceeds as described in “Use of Proceeds,” after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), as applicable, our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $3.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A 1.0 million increase (decrease) in the number of shares offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $16.7 million, assuming an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

(5)	EBITDA, for the periods presented, represents net income (loss) before interest expense, income taxes and depreciation and amortization. In 2009, Adjusted EBITDA gives effect to the recording of $1.5 million of compensation which reflects amounts paid to certain employees in excess of the fair value of the shares redeemed in connection with the securities purchase and redemption agreement. Adjusted EBITDA gives further effect to the recording of compensation expense associated with one-time charges of $17.5 million in management incentive bonuses and $2.9 million payable as additional consideration to certain employee stockholders pursuant to the securities purchase and redemption agreement, and to the recording of additional other expense of $14.6 million, which represents the fair value of amounts payable as additional consideration to non-employee stockholders pursuant to the securities purchase and redemption agreement in 2010. For a more detailed description of this transaction, see “Certain Relationships and Related Party Transactions—Series C Convertible Preferred Stock Financing and Stock Redemption—Securities Purchase and Redemption Agreement.” These expenses were one-time charges associated with a historical capital transaction and management believes they do not correlate to the underlying performance of our business. As a result, we believe that adjusted EBITDA provides important additional information for measuring our performance, provides consistency and comparability with our past financial performance, facilitates period to period comparisons of our operations, and facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Our management team uses this metric to evaluate our business and we believe it is a measure used frequently by securities analysts and investors. Adjusted EBITDA does not represent, and should not be used as a substitute for income from operations or net income (loss) as determined in accordance with GAAP. Our definitions of EBITDA and adjusted EBITDA may differ from that of other companies.

The following table reconciles net income (loss) to EBITDA and adjusted EBITDA on a historical basis:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Net income (loss)	$13,019	$12,344	$(9,693)	$(801)	$1,079
Income taxes	7,669	8,318	4,653	512	852
Interest expense	586	8,340	8,387	2,189	1,998
Other (income) expense	(54)	(111)	(60)	5	(13)
Depreciation and amortization	140	415	677	126	248

EBITDA	21,360	29,306	3,964	2,031	4,164

Compensation expense	–	1,532	20,384	–	–
Other (income) expense	–	–	14,616	1,521	–

Adjusted EBITDA	$21,360	$30,838	$38,964	$3,552	$4,164

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

If our design and marketing efforts do not effectively extend the recognition and reputation of our brand, we may not be able to successfully implement our growth strategy.

We believe that our ability to extend the recognition and favorable perception of our brand is critical to implement our growth strategy, which includes further penetrating our domestic retail channel, accelerating our international growth, growing our premium product offering, expanding complementary product categories and increasing our online sales. To extend the reach of our brand, we believe we must devote significant time and resources to product design, marketing and promotions. These expenditures, however, may not result in a sufficient increase in net sales to cover such expenses.

Furthermore, we must balance our growth with the effect it has on the authenticity of our brand. For example, our credibility and brand image could be weakened if our consumers perceive our distribution channels to be too broad or our retailers to not fit with our lifestyle image. Similarly, the introduction of new, low cost product lines, such as our 2XL headphones, may cause our consumers to perceive a decrease in the authenticity or quality of our products. If any of these events occur, our consumer base and our net sales may decline and we may not be able to successfully implement our growth strategy.

If we are unable to continue to develop innovative and popular products, our brand image may be harmed and demand for our products may decrease.

The consumer electronics and action sports lifestyle are subject to constantly and rapidly changing consumer preferences based on industry trends and performance features. Our success depends largely on our ability to anticipate, gauge and respond to these changing consumer preferences and trends in a timely manner, while preserving and strengthening the perception and authenticity of our brand. We must continue to develop innovative, trend-setting and stylish products that provide better design and performance attributes than the products of our competitors. Market acceptance of new designs and products is subject to uncertainty and we cannot assure you that our efforts will be successful. For example, our growth strategy includes growing our premium product offering, which may not achieve broad market acceptance. The inability of new product designs or new product lines to gain market acceptance could adversely affect our brand image, our business and financial condition. Achieving market acceptance for new products may also require substantial marketing efforts and expenditures to increase consumer demand, which could constrain our management, financial and operational resources. If new products we introduce do not experience broad market acceptance, our net sales and market share could decline.

Our manufacturing is concentrated with two key manufacturers, and if our relationship with either or both of them terminates or is otherwise impaired, we would likely experience increased costs, disruptions in the manufacture and shipment of our products and a material loss of net sales.

We have no long-term contracts with our manufacturers and as a result, our manufacturers could cease to provide products to us with no notice. Two of our manufacturers, Antonio Precision Products Manufactory and Guangzhou Sun Young Electronics Company, together accounted for approximately 70% and 69% of our cost of goods sold in 2010, and for the three months ended March 31, 2011, respectively. Each of these manufacturers is the sole source supplier for the products that it produces. We purchase from these two manufacturers on a purchase order basis with orders generally filled between 30 and 75 days after our purchase order is placed. A loss of either or both of these manufacturers or other key manufacturers would result in delayed deliveries to our retailers and distributors, would adversely impact our net sales and may require the establishment of new manufacturing relationships. Additionally, we cannot be certain that we will not experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs and increased lead times. For example, during 2010, we experienced increased lead times from a majority of our manufacturers in China.

We have recently created a manufacturer selection and qualification program and are actively looking for new manufacturing sources in other countries and other regions of China. Qualifying new manufacturing sources may result in increased costs, disruptions and delays in the manufacture and shipment of our products while seeking alternative manufacturing sources, and a corresponding loss of net sales. In addition, any new manufacturer may not perform to our expectations or produce quality products in a timely, cost-efficient manner, either of which could make it difficult for us to meet our retailers’ and distributors’ orders on satisfactory commercial terms.

Moreover, certain natural disasters or outbreaks of illnesses could halt or disrupt production at the affected facilities, delay the completion of orders, cause the cancellation of orders, delay the introduction of new products or cause us to miss a selling season applicable to some of our products. The failure of any manufacturer to perform to our expectations could result in supply shortages or delivery delays, either of which could harm our business.

We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.

We have experienced rapid growth since our inception in 2003. We increased our net sales from $9.1 million in 2006 to $160.6 million in 2010, and from $21.7 million for the three months ended March 31, 2010 to $36.0 million for the three months ended March 31, 2011. Our future success will depend upon various factors, including the strength of our brand image, broad market acceptance of our current and future products, competitive conditions, our ability to manage increased net sales, if any, the implementation of our growth strategy and our ability to manage our anticipated growth. We intend to finance our anticipated growth through cash flows generated from sales to our existing retailers and distributors, borrowings under our credit facility and the net proceeds from this offering. However, if our net sales decline, we may not have the cash flow necessary to pursue our growth strategy.

We anticipate significantly expanding our infrastructure and adding personnel, particularly in our legal and finance departments, which will cause our selling, general and administrative expenses to increase in absolute dollars and which may cause our selling, general and administrative expenses to increase as a percentage of net sales. Because these expenses are generally fixed, particularly in the short-term, if we do not achieve our anticipated growth, our operating results may be adversely impacted. If we continue to experience growth in our operations, our operational, administrative, financial and legal procedures and controls may need to be expanded. As a result, we may need to train and manage an increasing number of employees, which could distract our management team from our business plan. Our future success will depend substantially on our ability to manage our anticipated growth. If we are unable to anticipate or manage our growth effectively, our operating results could be adversely affected.

If we are unable to maintain and expand our network of sponsored athletes, DJs, musicians and artists, our ability to market and sell our products may be harmed.

A key element of our marketing strategy has been to sponsor best-in-class athletes, DJs, musicians and artists, which we believe contributes to our authenticity and brand image. We do not have contractual relationships with the majority of our sponsored athletes, DJs, musicians and artists, and we cannot assure you that they will continue to support our brand or that they will not support one of our competitors.

We compensate the sponsored athletes, DJs, musicians and artists that we do have contracts with for promoting our products. Sponsorship arrangements are typically structured to give our sponsored team members financial incentives to maintain a highly visible profile with our products. Our contracts typically have a one year term, with some providing for a two year term, and grant us an unlimited license for the use of their names and likenesses, and typically require them to maintain exclusive association with our headphones. In turn, we agree to make cash payments to our sponsored team members for wearing our products during various public appearances, in magazine shoots and on the podium after certain competitive victories. In addition to cash payments, we also generally provide limited complimentary products for their use, and reimburse certain travel expenses incurred in conjunction with promoting our products.

We cannot assure you that we will be able to maintain our existing relationships with any of our sponsored team members in the future or that we will be able to attract new athletes, DJs, musicians or artists to endorse our products. Additionally, certain competitors with greater access to capital may increase the cost for these relationships to levels we may choose not to match. If this were to occur, our sponsored team members may terminate their relationships with us and endorse our competitors’ products, and we may be unable to obtain endorsements from other comparable individuals.

We may also select individuals who are unable to perform at expected levels or who do not maintain the level of recognition we expect. Negative publicity concerning any of our athletes, DJs, musicians or artists could harm our brand and adversely impact our net sales. If we are unable to secure prominent athletes, DJs, musicians and artists and arrange endorsements of our products on terms we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion, which may not prove to be as effective.

Our plans to grow our international business may require significant operating expenditures, but such expenditures may not result in increased net sales.

We believe that our success in international markets is partially dependent on being “locally” relevant, but we have limited experience with the action sports and youth lifestyle in Europe and Asia. We plan to identify the best-in-class internationally-based athletes, DJs, musicians and artists that will best represent our lifestyle brand and arrange for such persons to endorse our products. We also plan to launch websites in Europe and Asia which will be available in the local language with local content and expect that our products will have region-specific packaging that we believe will help sell through of our products. Each of these efforts will require significant management time and resources, and we cannot assure you that we will be successful in expanding our brand in international markets.

In addition, our European distribution is currently controlled by a third party over which we have limited control. Our distribution relationship is governed by an exclusive agreement with 57 North which terminates in 2013. In each of 2010, and the three months ended March 31, 2011, 57 North accounted for more than 10% of our net sales. In September 2009, we entered into an arbitration proceeding with 57 North as a result of certain disputes regarding the terms governing our distribution agreement. During the arbitration process, sales to Europe declined as a result of the uncertainty surrounding our relationship with 57 North. The arbitration process was resolved in the third quarter of 2010. In June 2011, we entered into a non-binding letter of intent to repurchase the rights granted by the distribution agreement from 57 North for $15.0 million. We cannot assure you that the letter of intent will lead to a binding agreement on the terms set forth in the letter of intent, if at all, and that any agreement entered into will be successfully consummated. Even if we consummated the transaction, we may not be successful in our distribution efforts in Europe.

Over time, we plan to assume direct control of certain international markets, which will require increased operating expenditures to establish the infrastructure. We have limited experience with international distribution and we cannot assure you that we will manage it successfully. If we are not able to manage our international distribution efficiently, our international retailers and distributors may experience delays in receipt of our products and we may have to find alternate distribution arrangements, which could result in increased expenditures and a reduction in margins.

Two of our retailers account for a significant amount of our net sales, and the loss of, or reduced purchases from, these or other retailers could have a material adverse effect on our operating results.

Target and Best Buy each accounted for more than 10% of our net sales in 2010. Best Buy accounted for more than 10% of our net sales for the three months ended March 31, 2011. We do not have long-term contracts with any of our retailers, including Target and Best Buy, and all of our retailers generally purchase from us on a purchase order basis. As a result, these retailers generally may, with no notice or penalty, cease ordering and selling our products, or materially reduce their orders. If certain retailers, including Target or Best Buy, individually or in the aggregate, choose to no longer sell our products, to slow their rate of purchase of our products or to decrease the number of products they purchase, our results of operations would be adversely affected.

We may not be able to compete effectively, which could cause our net sales and market share to decline.

The consumer electronics industry is highly competitive and includes many new competitors as well as increased competition from established companies expanding their product portfolio. We face competition from consumer electronics brands that have historically dominated the stereo headphone market. These include large companies with strong worldwide brand recognition, such as Sony, JVC and Bose. These competitors have significant competitive advantages, including greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition among certain groups of consumers, and greater economies of scale. In addition, these competitors have long-term relationships with many of our larger retailers that are potentially more important to those retailers. As a result, these competitors may be better equipped to influence consumer preferences or otherwise increase their market share by:

•	quickly adapting to changes in consumer preferences;

•	readily taking advantage of acquisition and other opportunities;

•	discounting excess inventory that has been written down or written off;

•	devoting greater resources to the marketing and sale of their products, including significant advertising, media placement and product endorsement;

•	adopting aggressive pricing policies; and

•	engaging in lengthy and costly intellectual property and other disputes.

Well established sports brand companies, such as adidas and Nike, have also recently introduced headphone products. Similar to the large electronic companies we compete with, these sport brand companies have significant competitive advantages, including greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition among certain groups of consumers, and greater economies of scale.

We also face competition from other lifestyle brand companies, such as Beats by Dr. Dre, which is owned by Monster Cable, and Nixon. These companies have recently introduced products that compete directly with our headphones and market their lifestyle-branded consumer electronics within the action sports and the indie and hip-hop markets.

Recently, some retailers have begun to introduce their own private label headphones. If any of our retailers introduce such headphones, it could reduce the volume of product they buy from us, as well as decrease the shelf space they allocate to our products. The introduction of private label headphones could decrease the demand for our products and have an adverse effect on our net sales and results of operations.

The industry in which we compete generally has low barriers to entry that allow the introduction of new products or new competitors at a fast pace. If we are unable to protect our brand image and authenticity, while carefully balancing our growth, we may be unable to effectively compete with these new market entrants or new products. The inability to compete effectively against new and existing competitors could have an adverse effect on our net sales and results of operations.

We may be adversely affected by the financial condition of our retailers and distributors.

Some of our retailers and distributors have experienced financial difficulties in the past. A retailer or distributor experiencing such difficulties will generally not purchase and sell as many of our products as it would under normal circumstances and may cancel orders. In addition, a retailer or distributor experiencing financial difficulties generally increases our exposure to uncollectible receivables. We extend credit to our retailers and distributors based on our assessment of their financial condition, generally without requiring collateral. While such credit losses have historically been within our reserves, we cannot assure you that this will continue to be the case. Financial difficulties on the part of our retailers or distributors could have a material adverse effect on our results of operations and financial condition.

Changes in the mix of retailers and distributors to whom we sell our products could impact our gross margin and brand image, which could have a material adverse effect on our results of operations.

We sell our products through a mix of retailers, including specialty, consumer electronics, mass, sporting goods and mobile phone retailers, and to distributors. Any changes to our current mix of retailers and distributors could adversely affect our gross margin and could negatively affect both our brand image and our reputation. We generally realize lower gross margins when we sell through our distributors, and therefore our gross margins may be adversely impacted if we increase product sales made through our distributors as opposed to through our retailers. In addition, we sell certain products at higher margins than others and any significant changes to our product mix made available to our retailers could adversely affect our gross margin. For the three months ended March 31, 2011, sales to retailers and distributors represented 67.1% and 32.9%, respectively of our net sales. The balance of our net sales occurred through our website. A negative change in our gross margin or our brand image could have a material adverse effect on our results of operations and financial condition.

We face business, political, operational, financial and economic risks because a portion of our net sales are generated internationally and substantially all of our products are manufactured outside of the United States.

For the year ended December 31, 2010 and the three months ended March 31, 2011, international sales were $31.0 million, or 19.3% of net sales and $7.6 million, or 21.1% of net sales, respectively. In addition, substantially all of our products are manufactured in China. As a result, we face business, political, operational, financial and economic risks inherent in international business, many of which are beyond our control, including:

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difficulties obtaining domestic and foreign export, import and other governmental approvals, permits and licenses, and compliance with foreign laws, which could halt, interrupt or delay our operations if we cannot obtain such approvals, permits and licenses, and that could have a material adverse effect on our results of operations;

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difficulties encountered by our international distributors or us in staffing and managing foreign operations or international sales, including higher labor costs, which could increase our expenses and decrease our net sales and profitability;

•	transportation delays and difficulties of managing international distribution channels, which could halt, interrupt or delay our operations;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable, which could reduce our net sales and harm our financial results;

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trade restrictions, higher tariffs, currency fluctuations or the imposition of additional regulations relating to import or export of our products, especially in China, where substantially all of our products are manufactured, which could force us to seek alternate manufacturing sources or increase our expenses, either of which could have a material adverse effect on our results of operations;

•

political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions, any of which could materially and adversely affect our net sales and results of operations; and

•	natural disasters, which could have a material adverse effect on our results of operations.

Any of these factors could reduce our net sales, decrease our gross margin or increase our expenses. Should we establish our own operations in international territories where we currently utilize a distributor, we will become subject to greater risks associated with operating outside of the United States.

Any shortage of raw materials or components could impair our ability to ship orders of our products in a cost-efficient manner or could cause us to miss the delivery requirements of our retailers or distributors, which could harm our business.

The ability of our manufacturers to supply our products is dependent, in part, upon the availability of raw materials and certain components. Our manufacturers may experience shortages in the availability of raw materials or components, which could result in delayed delivery of products to us or in increased costs to us. For example, we are dependent on the supply of certain components for our production of iPhone compatible headphones. These components are in high demand and we have experienced supply shortages in the past. Any shortage of raw materials or components or inability to control costs associated with manufacturing could increase the costs for our products or impair our ability to ship orders in a timely cost-efficient manner. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in our prices and margins, any of which could harm our financial performance and results of operations.

Our business could suffer if any of our manufacturers fail to use acceptable labor practices.

We do not control our manufacturers or their labor practices. The violation of labor or other laws by a manufacturer utilized by us, or the divergence of an independent manufacturer’s labor practices from those generally accepted as ethical or legal in the United States, could damage our reputation or disrupt the shipment of finished products to us if such manufacturer is ordered to cease its manufacturing operations due to violations of laws or if such manufacturer’s operations are adversely affected by such failure to use acceptable labor practices. If this were to occur, it could have a material adverse effect on our financial condition and results of operations.

If we experience problems with our distribution network for domestic retailers, our ability to deliver our products to the market could be adversely affected.

We rely on our newly contracted distribution facility in Auburn, Washington, operated by UPS Supply Chain Solutions, for the majority of our domestic product distribution. Our distribution facility utilizes computer controlled and automated equipment, which means the operations are complicated and may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. We have experienced some of these problems in the past and we cannot assure you that we will not experience similar problems in the future. We expect to contract with UPS Supply Chain Solutions to open additional facilities in Shenzhen, China in 2011 and in Louisville, Kentucky in 2012 that would utilize the same equipment and would be subject to the same risks. Furthermore, we have a limited history of order fulfillment and inventory management from the Auburn facility and could encounter problems that disrupt our distribution. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions in our distribution facility, such as the long-term loss of retailers or an erosion of our brand image. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the shipping of product to and from the Auburn facility. If we encounter problems with the Auburn facility, our ability to meet retailer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be materially adversely affected.

If we are unable to obtain intellectual property rights and/or enforce those rights against third parties who are violating those rights, our business could suffer.

We rely on various intellectual property rights, including patents, trademarks, trade secrets and trade dress to protect our brand name, reputation, product appearance and technology. If we fail to obtain, maintain, or in some cases enforce our intellectual property rights, our competitors may be able to copy our designs, or use our brand name, trademarks or technology. As a result, if we are unable to successfully protect our intellectual property rights, or resolve any conflicts effectively, our results of operations may be harmed.

We are susceptible to counterfeiting of our products, which may harm our reputation for producing high-quality products and force us to incur expenses in enforcing our intellectual property rights. Such claims and lawsuits can be expensive to resolve, require substantial management time and resources, and may not provide a satisfactory or timely result, any of which would harm our results of operations. It can be particularly difficult and expensive to detect and stop counterfeiting, whether in the United States or abroad. Despite our efforts to enforce our intellectual property, counterfeiters may continue to violate our intellectual property rights by using our trademarks or imitating or copying our products, which could harm our brand, reputation and financial condition. Since our products are sold internationally, we are also dependent on the laws of a range of countries to protect and enforce our intellectual property rights. These laws may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States.

We also face competition from competitors in the United States and abroad that are not “counterfeiters” but that may be using our patented technology, using confusingly similar trademarks, or copying the “look-and-feel” of our products. We may have to engage in expensive and distracting litigation to enforce and defend our patents, trademarks, trade dress, or other intellectual property rights. Our enforcement of our intellectual property rights also places such assets at risk. For example, it is common for a competitor that is accused of infringing a patent, trademark, or other intellectual property right to challenge the validity of that intellectual property right. If that intellectual property right is invalidated, it is no longer available to assert against other competitors. Finally, competitors may also circumvent a patent by designing around the patent.

Further, we are a party to licenses that grant us rights to intellectual property, including trademarks, that are necessary or useful to our business. For example, we license the right to market certain products with the tradenames and imagery of brands such as Paul Frank, the NBA, RocNation, Tokidoki and Snoop Dogg. One or more of our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license. If successful, this could result in our loss of the right to use the licensed intellectual property, which could adversely affect our ability to commercialize our technologies or products, as well as harm our competitive business position and our business prospects.

On March 29, 2011, Volcom, Inc. filed a complaint in the U.S. District Court, Central District of California, alleging that, among other things, RocNation’s logo infringes the Volcom stone logo. While we were not named in the complaint, our Aviator headphones carry the RocNation logo that is alleged to infringe the Volcom logo. We cannot assure you that we will not be subsequently named by Volcom in its complaint. Moreover, even if we are not named, if RocNation fails to successfully defend itself against Volcom in this matter, we could lose our ability to use the RocNation logo on our Aviator headphones and we may have to take action to modify our existing supply of Aviator headphones, either of which could have a material impact on sales of the Aviator headphone. Pursuant to our license agreement with RocNation we are indemnified for any claims alleging violation or infringement of any copyright, trademark or other intellectual property right arising out of our use of the RocNation logo.

Claims that we violate a third party’s intellectual property rights may give rise to burdensome litigation, result in potential liability for damages or impede our development efforts.

We cannot assure you that our products or activities do not violate the patents or other intellectual property rights of third parties. Patent infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could result in substantial costs and harm our reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of our business. Examples of such claims include a recently filed action asserting that our speaker docks infringe another company’s design patent and another recently filed action asserting that the hiring and employment of one of our new employees constitutes misappropriation of another company’s trade secrets. In addition, intellectual property litigation could force us to do one or more of the following:

•	cease developing, manufacturing, or selling products that incorporate the challenged intellectual property;

•	obtain and pay for licenses from the holder of the infringed intellectual property right, which licenses may not be available on reasonable terms, or at all;

•	redesign or reengineer products;

•	change our business processes; and

•	pay substantial damages, court costs and attorneys’ fees, including potentially increased damages for any infringement or violation found to be willful.

In the event of an adverse determination in an intellectual property suit or proceeding, or our failure to license essential technology, our sales could be harmed and/or our costs could increase, which could harm our financial condition.

Our current executive officers are critical to our success and the loss of any of these individuals, or other key personnel, could harm our business and brand image.

We are heavily dependent upon the contributions, talent and leadership of our current executive officers. The loss of any executive officers or the inability to attract or retain qualified executive officers could delay the development and introduction of, and harm our ability to sell, our products and damage our brand, which could have a material adverse effect on our results of operations. Our future success also depends on our ability to attract and retain additional qualified design and marketing personnel. We face significant competition for these individuals worldwide and we may not be able to attract or retain these employees.

Our credit facility provides our lenders with a first-priority lien against substantially all of our assets and contains financial covenants and other restrictions on our actions and it could therefore limit our operational flexibility.

Our credit facility contains certain financial covenants and other restrictions that limit our ability, among other things, to:

•	undergo a merger or consolidation;

•	sell certain assets;

•	create liens;

•	guarantee certain obligations of third parties;

•	make certain investments or capital expenditures;

•	materially change our line of business;

•	declare dividends or make certain distributions;

•	make advances, loans or extensions of credit; and

•	incur additional indebtedness or prepay existing indebtedness.

In addition, we have granted the lenders a first-priority lien against substantially all of our assets. Failure to comply with the operating restrictions or financial covenants in the credit facility could result in a default which could cause the lender to accelerate the timing of payments and exercise its lien on substantially all of our assets. This could cause us to cease operations and result in a complete loss of your investment in our common stock.

If the popularity or growth of the portable media device and smartphone markets stagnates, our business and financial condition may be negatively affected.

We have experienced rapid growth in the past due in part to the popularity of, and increase in demand for, portable media devices and smartphones. We expect that sales of such products will continue to drive a substantial portion of our net sales in the future. The markets for portable media devices and smartphones continue to evolve rapidly and are dominated by several large companies. Increased competition in the headphones market from established portable media device companies or a decline in demand or popularity for such products due to technological change or otherwise, our business and financial condition may be negatively affected.

Our online operations are subject to numerous risks that could have an adverse effect on our results of operations.

Although online sales through our website constitute a small portion of our total net sales, our online operations subject us to certain risks that could have an adverse effect on our results of operations. These risks include, negatively impacting our relationships with our retailers and distributors, liability for online content, and risks related to the computer systems that operate our website and related support systems, such as computer viruses and electronic break-ins or similar disruptions. In addition, certain risks beyond our control, such as governmental regulation of the Internet, additional companies competing with us for online sales, online security breaches and general economic conditions specific to the Internet and online commerce could have an adverse effect on our results of operations. We can provide no assurance that our online operations will meet our sales and profitability plans and the failure to do so could negatively impact our results of operations.

Our net sales and operating income fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations.

Historically, we have experienced greater net sales in the second half of the year relative to those in the first half, due to a concentration of shopping around the fall and holiday seasons. As a result, our net sales and gross margins are typically higher in the third and fourth quarters and lower in the first and second quarters, as fixed operating costs are spread over the differing levels of sales volume. Given the strong seasonal nature of our sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact on our net sales is likely to continue and any shortfall in expected third and fourth quarter net sales would cause our annual results of operations to suffer significantly.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers before firm orders are placed by our retailers and distributors. In addition, a portion of our net sales are generated by orders for immediate delivery, particularly during our historical peak season from August through December. If we fail to accurately forecast retailer and distributor demand we may experience excess inventory levels or a shortage of product to deliver to our retailers or distributors.

Factors that could affect our ability to accurately forecast demand for our products include:

•	changes in consumer demand for our products;

•	lack of consumer acceptance for our new products;

•	product introductions by competitors;

•	changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders;

•	weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items; and

•	terrorism or acts of war, or the threat thereof, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of retailer and distributor demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would have an adverse effect on our gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce a sufficient number of products to meet such unanticipated demand, and this could result in delays in the shipment of our products and damage to our reputation and retailer or distributor relationships.

The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products could adversely impact our profitability.

Our management team and most of our board of directors have limited experience in managing and governing a public company, and regulatory compliance may divert our attention from the administration of our business.

Our management team has limited experience managing a publicly-traded company or complying with the increasingly complex laws pertaining to public companies. In particular, our chief executive officer has not previously managed a publicly-traded company. In addition, most of our current directors have limited experience serving on the boards of public companies and three directors have recently joined our board of directors. In order to have an effective board, these new directors and any other directors that join our board after the consummation of this offering will need to integrate with our other directors and management and become familiar with our operations and growth strategies. We may not successfully or efficiently manage the increased legal, regulatory and reporting requirements associated with being a public company, including significant regulatory oversight and reporting obligations under federal securities laws. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management team from attending to the administration of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers than expected, which could harm our net sales.

We generally provide a limited lifetime warranty on all of our products. In addition, if a consumer breaks his or her headphones, we generally offer such consumer the option to buy another pair of headphones at a 50%

discount to the retail price. The occurrence of any quality problems due to defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition to the risk of direct costs to correct any defects, warranty claims or other problems, any negative publicity related to the perceived quality of our products could also affect our brand image, decrease retailer and distributor demand and our operating results and financial condition could be adversely affected.

We have entered into contracts with various customers granting a conditional right of return allowance with respect to defective products. We have also executed an open return program with a major retailer allowing for an unlimited amount of returns. Estimates for these items are based on actual experience and are recorded at the time net sales are recognized. If we experience a greater number of returns than expected, our net sales could be harmed.

We expect to incur significant expenses as a result of being a public company, which may negatively impact our financial performance.

We expect to incur significant legal, accounting, insurance and other expenses as a result of becoming a public company. The Sarbanes-Oxley Act of 2002, or SOX, as well as related rules implemented by the Securities and Exchange Commission, or SEC, and The Nasdaq Stock Market, have required changes in corporate governance practices of public companies. Compliance with these laws, rules and regulations, including compliance with Section 404 of SOX and the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, will increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also believe these laws, rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and in the future we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. Furthermore, any additional increases in legal, accounting, insurance and certain other expenses that we may experience in the future could negatively impact our financial performance and have a material adverse effect on our results of operations and financial condition.

If we fail to implement effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results and our ability to operate our business.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to enable us to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have begun the process of documenting, reviewing and improving our internal controls and procedures in order to meet the requirements of Section 404 of SOX. Section 404 of SOX requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments beginning with our Annual Report for the year ending December 31, 2012. Both our independent auditors and we will be testing our internal controls pursuant to the requirements of Section 404 of SOX and could, as part of that documentation and testing, identify areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require additional personnel, specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and require a significant period of time to complete. During the audit of our 2010 consolidated financial statements, our independent registered public accounting firm issued a letter noting certain deficiencies in our internal controls that they deemed, in the aggregate, to constitute a significant deficiency. The underlying deficiencies generally related to our financial statement closing process and the need to enhance our financial reporting resources and infrastructure. We believe these deficiencies were the result of the growth of our operations outpacing the growth of our accounting staff. These deficiencies did not have a material impact on our financial results or operations; and we have taken and continue to refine and implement measures designed to address these deficiencies. These measures may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain such adequacy, or the consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could harm our ability to operate our business. In addition, investor perception that our internal controls are inadequate or that we are unable to produce accurate financial statements on a consistent basis may adversely affect our stock price.

Risks Related to our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on a stock exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase in this offering. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering, or at all.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects, including seasonal fluctuations in our financial performance;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases and our other public announcements;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	material litigations or government investigations;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in key personnel;

•	sales of common stock by us or members of our management team;

•	termination of lock-up agreements with our management team or other significant stockholders;

•	the granting or exercise of employee stock options;

•	volume of trading in our common stock; and

•	the realization of any risks described under “Risk Factors.”

In addition, in the past few years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. As a result, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price and cause you to lose all or part of your investment. Furthermore, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

If securities analysts do not publish research reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event securities or industry analysts initiate coverage, and if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish research reports about us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Directors, executive officers and principal stockholders own a significant percentage of our capital stock, and they may make decisions that you do not consider to be in the best interests of our stockholders.

As of June 1, 2011, our directors, executive officers and principal stockholders beneficially owned, in the aggregate, approximately 73.5% of our outstanding voting securities, including approximately 34.2% beneficially owned by Ptarmigan, an affiliate of Jeff Kearl, our chairman. As a result, if some or all of them acted together, they would have the ability to exert substantial influence over the election of our board of directors and the outcome of issues requiring approval by our stockholders. We also plan to reserve up to 509,389 shares offered by us in this offering for a directed share program in which our directors, officers, distributors, retailers, business associates and related persons may be able to purchase shares at the initial public offering price. This program may further increase the percentage of stock held by persons whose interests are aligned with our directors, executives officers and principal stockholders. This concentration of ownership also may have the effect of delaying or preventing a change in control of our company that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay regular dividends on our common stock. We generally intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In addition, our credit facility restricts our ability to pay dividends. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock and you may lose the entire amount of the investment.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. We expect to use the net proceeds from this offering to repay certain indebtedness and for working capital and other general corporate purposes. We may also use net proceeds for other purposes, including for possible acquisitions of other businesses, products or technologies, although we have no agreements or commitments for any specific acquisitions at this time. We may fail to use these funds effectively to yield an adequate return, or any return, on any investment of these net proceeds, and we cannot assure you the proceeds will be used in a manner in which you would approve.

You will suffer immediate and substantial dilution.

The initial public offering price per share of our common stock is substantially higher than our net tangible book value per common share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. At an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $15.39 per share based on our net tangible book value at March 31, 2011. As of March 31, 2011, we also have outstanding stock options to purchase 3,479,938 shares of our common stock at a weighted average exercise price of $8.72 per share. To the extent these options are exercised, there will be further dilution.

Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common stock.

We and substantially all of our stockholders may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible debt securities to finance future acquisitions or for other purposes. After the consummation of this offering, we will have 200,000,000 shares of common stock authorized and 26,782,309 shares of common stock outstanding. This number includes 8,489,825 shares that we and the selling stockholders are selling in this offering, which may be resold immediately in the public market, excluding any shares purchased through the directed share program. Of the remaining shares, 17,440,807, or 95.3% of our total outstanding shares (excluding the shares sold in this offering by the selling stockholders), are restricted from immediate resale pursuant to the lock-up agreements described in “Underwriting.” These shares will become available for sale following the expiration of the lock-up agreements under Rule 144 of the Securities Act of 1933, or the Securities Act, as described in “Underwriting.”

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the closing of this offering will contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions will include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president (in the absence of a chief executive officer) or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. See “Description of Capital Stock—Anti-Takeover Provisions.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The words “may,” “will,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Although forward-looking statements reflect our current views, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors may cause actual results to differ materially from those contained in any forward-looking statement. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares by us in this offering will be approximately $66.6 million, after deducting underwriting discounts and commissions and estimated expenses, based upon an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders. A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the net proceeds to us of this offering by $3.9 million, assuming the sale by us of              shares of our common stock and after deducting underwriting discounts and commissions and estimated expenses. A 1.0 million increase (decrease) in the number of shares offered by us, assuming an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $16.7 million, after deducting underwriting discounts and commissions and estimated expenses.

We intend to use the net proceeds received by us from this offering:

•	to repay the outstanding balance on our unsecured subordinated promissory notes, which was approximately $16.7 million as of March 31, 2011;

•	to pay the additional consideration of $17.5 million pursuant to our securities purchase and redemption agreement;

•	to pay approximately $4.4 million, which represents the portion of the principal balance attributable to accrued interest that must be paid in cash upon conversion of our convertible note; and

•	for working capital and other general corporate purposes.

Our unsecured subordinated promissory notes consist of two tranches. The first tranche, our 2009 note, was issued in February 2009 and bears interest at 11% per annum, which interest is payable quarterly until the 2009 note is repaid or until its maturity on February 3, 2013. As of March 31, 2011, $7.3 million was outstanding under the 2009 note.

The second tranche, our 2010 notes, was issued in December 2010 and bears interest at 3.3% per annum, which interest is due and payable, together with any outstanding principal amount, at maturity. The 2010 notes mature on the earlier of December 31, 2012, ten business days following the consummation of this offering, ten business days following a sale of a majority ownership interest in us, or upon certain events of default. As of March 31, 2011, $9.3 million was outstanding under the 2010 notes.

Our securities purchase and redemption agreement provides that we will pay an aggregate of $17.5 million as additional consideration to stockholders that redeemed certain of their shares in the transaction. The additional consideration amount is due on the earlier of December 31, 2013, ten business days following the consummation of this offering or ten business days following a sale of a majority ownership interest in us.

A portion of the net proceeds used to repay the unsecured subordinated promissory notes and to pay the additional consideration will be received by certain of our officers, directors and their affiliates. See “Certain Relationships and Related Party Transactions.”

In November 2008, we issued a convertible note in the amount of $29.8 million to Goode Skullcandy Holdings. The convertible note is secured by a second lien on substantially all of our assets and bears interest at 15% per annum, 5% of which is paid in cash and 10% of which is accrued and added to the principal balance of the convertible note on a quarterly basis. As of March 31, 2011, the outstanding balance totaled $34.2 million and the portion attributable to accrued interest that must be paid in cash upon conversion was $4.4 million.

We may also use a portion of the net proceeds to acquire other businesses, products or technologies, including our repurchase of the rights previously granted to 57 North pursuant to an exclusive distribution agreement. However, other than our non-binding letter of intent with 57 North, we do not have any agreements or commitments for any specific acquisitions at this time. Pending the uses described above, we intend to invest the net proceeds in short-term, investment grade, interest bearing securities.

DIVIDEND POLICY

We plan to retain any earnings for the foreseeable future for our operations. We have never paid any dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. In addition, our credit facility restricts our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011 on:

•	an actual basis;

•

a pro forma basis to reflect conversion of all of our outstanding shares of preferred stock into 4,507,720 shares of common stock, the conversion of our convertible note into 3,862,124 shares of common stock and the filing of our amended and restated certificate of incorporation; and

•

a pro forma as adjusted basis to also give effect to the items described above, the sale by us of 4,166,667 shares of our common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of the net proceeds as described in “Use of Proceeds,” after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	March 31, 2011
	Actual	Pro Forma	Pro Forma as Adjusted(2)
	(in thousands)
Cash and cash equivalents	$5,965	$1,562	$33,983

Total debt(1)	$76,314	$43,331	$11,420
Redeemable convertible preferred stock, $0.0001 par value, 411,379 shares authorized, 401,254 shares issued and 321,710 shares outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	2,534	–	–
Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 200,000,000 shares authorized, 19,072,200 shares issued and 14,245,798 shares outstanding, actual; 200,000,000 shares authorized, 27,442,044 shares issued and 22,615,642 shares outstanding, pro forma; 200,000,000 shares authorized, 31,608,711 shares issued and 26,782,309 outstanding, pro forma as adjusted	1	2	3
Preferred stock, $0.0001 par value, no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	–	–	–
Treasury stock	(43,294)	(43,294)	(43,294)
Additional paid-in capital	10,274	42,631	109,213
Retained earnings	12,809	9,520	7,269

Total stockholders’ equity (deficit)	(20,210)	8,859	73,191

Total capitalization	$58,638	$52,190	$84,611

(1)	Our convertible note bears interest at 15% per annum, 5% of which is paid in cash and 10% of which is accrued and added to the principal balance on a quarterly basis. Upon conversion, the portion of the principal balance attributable to accrued interest must be paid in cash. The pro forma columns reflect our payment of $4.4 million of accrued and unpaid cash interest as of March 31, 2011.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $3.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1.0 million increase (decrease) in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $16.7 million, assuming an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

The information in the above table excludes, as of March 31, 2011:

•	3,479,938 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 at a weighted average exercise price of $8.72 per share;

•	19,544 shares of restricted stock that were subject to a right of repurchase by us as of March 31, 2011; and

•	2,352,000 shares of common stock reserved for future issuance under our employee benefit plans.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the consummation of this offering.

Our historical net tangible book value as of March 31, 2011 was a deficit of $25.7 million, or $(1.80) per share, not taking into account the conversion of our outstanding preferred stock or the conversion of the convertible note. Our pro forma net tangible book value as of March 31, 2011 was approximately $5.7 million or $0.25 per share, after giving effect to the conversion of all outstanding shares of our preferred stock and convertible note into 8,369,844 shares of our common stock.

After giving effect to the conversion of all of our preferred stock and convertible note and the sale by us of the 4,166,667 shares of our common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds as described in “Use of Proceeds”, our pro forma as adjusted net tangible book value as of March 31, 2011 would have been approximately $70.0 million, or approximately $2.61 per share. This represents an immediate increase in net tangible book value of $2.05 per share to existing stockholders and an immediate dilution in net tangible book value of $15.39 per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$18.00
Historical net tangible book value per share as of March 31, 2011	$(1.80)
Pro forma increase in net tangible book value per share attributable to conversion of preferred stock and convertible note	2.05
Pro forma net tangible book value per share as of March 31, 2011	0.25
Increase in pro forma net tangible book value per share attributable to this offering	2.36

Pro forma as adjusted net tangible book value per share after this offering		$2.61

Dilution per share to new investors		$15.39

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $3.9 million, or $0.14 per share, and the dilution per share to investors in this offering by approximately $0.86 per share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1.0 million increase (decrease) in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $16.7 million, or $0.51 per share, assuming an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the dilution per share to investors in this offering by approximately $0.51 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only.

If the underwriters exercise their option to purchase up to 1,273,473 additional shares in this offering from certain of the selling stockholders, our pro forma as adjusted net tangible book value as of March 31, 2011 and dilution per share to new investors will not change.

The following table sets forth, on a pro forma as adjusted basis, as of March 31, 2011, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the weighted average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses payable by us at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,615,642	84%	$33,549,000	31%	$1.48
New investors	4,166,667	16	$75,000,006	69%	$18.00

Total	26,782,309	100%	$108,549,006	100%	$4.05

A $1.00 increase (or decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $4.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated expenses payable by us.

The discussion and tables above assume the conversion of all our outstanding shares of preferred stock into 4,507,720 shares of common stock immediately prior to the consummation of this offering and the conversion of the convertible note into 3,862,124 shares of common stock simultaneously with the consummation of this offering and excludes, as of March 31, 2011:

•	3,479,938 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 at a weighted average exercise price of $8.72 per share; and

•	19,544 shares of restricted stock that were subject to a right of repurchase by us as of March 31, 2011; and

•	2,352,000 shares of common stock reserved for future issuance under our employee benefit plans.

Because the exercise prices of the outstanding options are significantly below the assumed initial offering price of $18.00 per share, which is the midpoint of the price range on the cover page of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. Assuming the exercise in full of the 3,479,938 outstanding options, pro forma net tangible book value before this offering at March 31, 2011 would be $1.38 per share, representing an immediate increase of $3.18 per share to our existing stockholders, and, after giving effect to the sale of 4,166,667 shares of common stock by us in this offering, there would be an immediate dilution of $14.82 per share to new investors in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The consolidated statement of operations for the year ended December 31, 2007 and balance sheet data as of December 31, 2008, and 2007 have been derived from our audited financial statements that do not appear in this prospectus and which have been audited by Ernst & Young LLP. The consolidated statement of operations data for the year ended December 31, 2006 has not been audited. The balance sheet data as of December 31, 2006 have been derived from our audited financial statements that do not appear in this prospectus and which have been audited by Wisan, Smith, Racker & Prescott, LLP. The consolidated statements of operations data for the three months ended March 31, 2010 and 2011 and the consolidated balance sheet data as of March 31, 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. This unaudited interim financial information has been prepared on the same basis as our audited annual consolidated financial statements and, in our opinion, reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position as of March 31, 2011 and operating results for the periods ended March 31, 2010 and 2011. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the three months ended March 31, 2011 should not be considered indicative of results expected for the fiscal year 2011. You should read the following financial information together with the information under “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes included elsewhere in this prospectus.

	Year ended December 31,					Three Months ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$9,105	$35,346	$80,380	$118,312	$160,583	$21,658	$36,018
Cost of goods sold	5,493	18,162	41,120	60,847	75,078	10,660	17,703

Gross profit	3,612	17,184	39,260	57,465	85,505	10,998	18,315
Selling, general and administrative expenses	2,658	7,350	18,040	28,574	67,602	7,572	14,399

Income from operations	954	9,834	21,220	28,891	17,903	3,426	3,916
Other (income) expense	–	(13)	(54)	(111)	14,556	1,526	(13)
Interest expense	142	91	586	8,340	8,387	2,189	1,998

Income (loss) before income taxes	812	9,756	20,688	20,662	(5,040)	(289)	1,931
Income taxes	180	3,498	7,669	8,318	4,653	512	852

Net income (loss)	632	6,258	13,019	12,344	(9,693)	(801)	1,079
Deemed dividend on convertible preferred stock and preferred dividends	–	–	–	(9,993)	(30)	(7)	(9)

Net income (loss) available to common stockholders	$632	$6,258	$13,019	$2,351	$(9,723)	$(808)	$1,070

Net income (loss) per share:
Basic	$0.04	$0.40	$0.77	$0.17	$(0.69)	$(0.06)	$0.08
Diluted	0.04	0.28	0.53	0.12	(0.69)	(0.06)	0.05
Weighted average shares outstanding:
Basic	14,311,464	15,492,540	16,955,036	13,908,216	14,001,358	13,839,966	14,177,352
Diluted	16,118,760	22,059,940	24,766,700	19,584,866	14,001,358	13,839,966	19,676,916
Pro forma net income per share (unaudited): (1)
Basic					$(0.25)		$0.08
Diluted					(0.25)		0.08
Pro forma weighted average common shares outstanding (unaudited):
Basic					24,260,075		24,032,696
Diluted					24,260,075		25,024,538

	As of December 31,					As of March 31,
	2006	2007	2008	2009	2010	2011
			(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10	$590	$19,363	$1,732	$6,462	$5,965
Working capital	1,173	8,950	46,086	35,019	44,779	38,721
Total assets	3,271	18,546	63,039	57,650	93,324	80,386
Total debt	709	–	27,628	56,401	84,162	76,314
Redeemable convertible preferred stock	–	2,737	2,833	2,534	2,534	2,534
Total stockholders’ equity (deficit)	943	6,790	20,614	(18,435)	(22,357)	(20,210)
Other Financial Data:
EBITDA (2)	$966	$9,864	$21,360	$29,306	$3,964	$4,164
Adjusted EBITDA (2)	966	9,864	21,360	30,838	38,964	4,164

(1)	Please see note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted pro forma net income per share for the year ended December 31, 2010 and three months ended March 31, 2011.

(2)	EBITDA, for the periods presented, represents net income (loss) before interest expense, income taxes and depreciation and amortization. In 2009, Adjusted EBITDA gives effect to the recording of $1.5 million of compensation expense which reflects amounts paid to certain employees in excess of the fair value of the shares redeemed in connection with the securities purchase and redemption agreement. Adjusted EBITDA gives further effect to the recording of compensation expense associated with one-time charges of $17.5 million in management incentive bonuses and $2.9 million payable as additional consideration to certain employee stockholders pursuant to the securities purchase and redemption agreement, and to the recording of additional other expense of $14.6 million, which represents the fair value of amounts payable as additional consideration to non-employee stockholders pursuant to the securities purchase and redemption agreement. For a more detailed description of this transaction, see “Certain Relationships and Related Party Transactions—Series C Convertible Preferred Stock Financing and Stock Redemption—Securities Purchase and Redemption Agreement.” These expenses were one-time charges associated with a historical capital transaction and management believes they do not correlate to the underlying performance of our business. As a result, we believe that adjusted EBITDA provides additional important information for measuring our performance, provides consistency and comparability with our past financial performance, facilitates period to period comparisons of our operations, and facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Our management team uses this metric to evaluate our business and we believe it is a measure used frequently by securities analysts and investors. Adjusted EBITDA does not represent, and should not be used as a substitute for income from operations or net income (loss) as determined in accordance with GAAP. Our definitions of EBITDA and adjusted EBITDA may differ from that of other companies.

The following table reconciles net income (loss) and EBITDA and adjusted EBITDA on a historical basis:

	Year ended December 31,					Three months ended March 31,
	2006	2007	2008	2009	2010	2010	2011
			(in thousands)
Net income (loss)	$632	$6,258	$13,019	$12,344	$(9,693)	$(801)	$1,079
Income taxes	180	3,498	7,669	8,318	4,653	512	852
Interest expense	142	91	586	8,340	8,387	2,189	1,998
Other (income) expense	–	(13)	(54)	(111)	(60)	5	(13)
Depreciation and amortization	12	30	140	415	677	126	248

EBITDA	966	9,864	21,360	29,306	3,964	2,031	4,164

Compensation expense	–	–	–	1,532	20,384	–	–
Other (income) expense	–	–	–	–	14,616	1,521	–

Adjusted EBITDA	$966	$9,864	$21,360	$30,838	$38,964	$3,552	$4,164

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Consolidated Financial Data.”

Overview

Skullcandy is a leading audio brand that reflects the collision of the music, fashion and action sports lifestyles. Our brand symbolizes youth and rebellion and embodies our motto, “Every revolution needs a soundtrack.” We believe we have revolutionized the headphone market by stylizing a previously-commoditized product and capitalizing on the increasing pervasiveness, portability and personalization of music. The Skullcandy name and distinctive logo have rapidly become icons and contributed to our leading market position, robust net sales growth and strong profitability and return on our invested capital.

Our net sales are derived primarily from the sale of headphones and audio accessories. We pioneered the distribution of headphones in specialty retailers focused on action sports and the youth lifestyle, such as Zumiez, Tilly’s and hundreds of independent snow, skate and surf retailers. Through this channel we reach consumer influencers, individuals who help establish and maintain the credibility and authenticity of our brand. Building on this foundation, we have successfully expanded our distribution to select consumer electronics, mass, sporting goods and mobile phone retailers such as Best Buy, Target, Dick’s Sporting Goods and AT&T Wireless. Skullcandy products are sold in the United States and in more than 70 other countries around the world, with international sales representing approximately 19.3% and 21.1% of our net sales in 2010 and the three months ended March 31, 2011, respectively. Sales to our European distributor, 57 North, represented more than 10% of our net sales in 2010 and the three months ended March 31, 2011. We also offer products through our website, with online sales representing approximately 5.3% and 5.6% of our net sales in 2010 and the three months ended March 31, 2011, respectively.

A number of industry trends have facilitated our growth to date, and we expect these trends to continue. The increasing use of portable media devices, such as Apple’s iPod, and smartphones with integrated music and video capabilities, such as Apple’s iPhone and third-party Android-based phones, has driven growth in the headphones and audio accessories markets. Our brand also benefits from the increasing popularity of action sports, particularly within the youth culture. Our consumer influencers are teens and young adults that associate themselves with snowboarding, skateboarding, surfing and other action sports. These consumers influence a broader consumer base that identifies with authentic action sports lifestyle brands. In addition, music is an integral part of the youth action sports lifestyle, and headphones have become an accessory worn to express individuality. We believe these trends provide us with an expanding consumer base for our products. Furthermore, we believe that these trends in preferences and lifestyles are not unique to the United States and are prevalent in a number of markets around the world.

We face potential challenges that could limit our ability to take advantage of these opportunities, including, among others, the risk that we may not be able to effectively extend the recognition and reputation of our brand or continue to develop innovative and popular products. We also face the risk that we may not be able to sustain our past growth or manage our anticipated future growth. In addition, we rely on Target and Best Buy for a significant portion of our net sales. For the year ended December 31, 2010, each of these retailers represented more than 10% of our net sales. For the three months ended March 31, 2011, Best Buy accounted for more than 10% of our net sales. Moreover, we expect to experience growth internationally, which will require significant additional operating expenditures and increase our exposure to the risks inherent in international operations. We rely primarily on two key manufacturers in China, Antonio Precise Products Manufactory and Guangzhou Sun Young Electronics Company for substantially all of our products. Each of these manufacturers is the sole source for the products it supplies. Furthermore, our industry is very competitive and we cannot assure you that we will be able to compete effectively. See “Risk Factors” for a more complete discussion of the risks facing our business.

On April 22, 2011, we completed the purchase of substantially all the assets of Astro Gaming, Inc. for $10.8 million. Astro Gaming, Inc. is a leader in gaming headphones based in San Francisco, California. We paid the purchase price using cash on hand and borrowings of approximately $10.0 million under our credit facility. As of July 15, 2011, total borrowings were approximately $22.5 million and we had $5.5 million of additional availability under the credit facility.

Basis of Presentation

Our net sales are derived primarily from the sale of headphones and audio accessories under the Skullcandy brand name. Amounts billed to retailers for shipping and handling are included in net sales. Sales are reported net of estimated product returns and pricing adjustments. Domestic net sales are derived primarily from sales to our retailers, while our international net sales are primarily attributable to sales to our distributors.

Gross profit is influenced by cost of goods sold, which consists primarily of product costs, packaging, freight, duties and warehousing. We are experiencing higher product costs due to increasing labor and other costs in China. If we are unable to pass along these costs to our retailers and distributors or shift our sales mix to higher margin products, our gross profit as a percentage of net sales, or gross margin, may decrease.

Our selling, general and administrative expenses consist primarily of marketing and advertising expenses, wages, related payroll and employee benefit expenses, including stock-based compensation, commissions to outside sales representatives, legal and professional fees, travel expenses, utilities, other facility related costs, such as rent and depreciation, and consulting expenses. The primary components of our marketing and advertising expenses include in-store advertising, brand building fixtures, sponsorship of trade shows and events, promotional products and sponsorships for athletes, DJs, musicians and artists. We expect our selling, general and administrative expenses to increase in absolute dollars as we hire additional personnel and incur increased costs related to the growth of our business and our operation as a public company.

Results of Operations

The following table sets forth selected items in our statements of operations in dollars and as a percentage of net sales for the periods presented:

	Year ended December 31,						Three months ended March 31,
	2008		2009		2010		2010		2011
	(in thousands)
Net sales	$80,380	100.0%	$118,312	100.0%	$160,583	100.0%	$21,658	100.0%	$36,018	100.0%
Cost of goods sold	41,120	51.2	60,847	51.4	75,078	46.8	10,660	49.2	17,703	49.2

Gross profit	39,260	48.8	57,465	48.6	85,505	53.2	10,998	50.8	18,315	50.8
Selling, general and administrative expenses	18,040	22.4	28,574	24.2	67,602	42.1	7,572	35.0	14,399	40.0

Income from operations	21,220	26.4	28,891	24.4	17,903	11.1	3,426	15.8	3,916	10.9
Other (income) expense	(54)	(0.1)	(111)	(0.1)	14,556	9.1	1,526	7.0	(13)	–
Interest expense	586	0.7	8,340	7.1	8,387	5.2	2,189	10.1	1,998	5.5

Income (loss) before income taxes	20,688	25.7	20,662	17.4	(5,040)	(3.1)	(289)	(1.3)	1,931	5.4
Income taxes	7,669	9.5	8,318	7.0	4,653	2.9	512	2.3	852	2.4

Net income (loss)	$13,019	16.2%	$12,344	10.4%	$(9,693)	(6.0)%	$(801)	(3.7)%	$1,079	3.0%

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Net Sales

Net sales increased $14.3 million, or 65.9%, to $36.0 million for the three months ended March 31, 2011 from $21.7 million for the three months ended March 31, 2010. This increase includes a $4.8 million increase in international net sales and a $4.4 million increase in net sales to large national retailers, including Best Buy and Target, driven by increased volumes to existing retailers and the addition of new retailers. Online net sales increased $2.0 million compared to the prior period.

Domestic net sales increased $9.5 million, or 50.3%, to $28.4 million, or 78.9% of our net sales for the three months ended March 31, 2011 from $18.9 million, or 87.1% of our net sales for the three months ended March 31, 2010. This increase primarily reflects a $4.4 million increase in net sales to large national retailers as noted above.

International net sales, which consist primarily of net sales in Europe and Canada, increased $4.8 million, or 171.0%, to $7.6 million, or 21.1% of our net sales for the three months ended March 31, 2011 from $2.8 million, or 12.9% of our net sales for the three months ended March 31, 2010. This increase was primarily attributable to a 312.0% increase in net sales to our exclusive European distributor. An arbitration hearing with our exclusive European distributor resulted in a decrease in net sales in Europe in 2010. The arbitration was resolved in the third quarter of 2010. In June 2011, we entered into a non-binding letter of intent with 57 North to repurchase the rights granted by the distribution agreement for $15.0 million. The non-binding letter of intent contemplates our acquisition of a wholly-owned subsidiary of 57 North that holds the distribution agreement as its sole asset. If we consummate the transaction using the structure described in the non-binding letter of intent, we anticipate capitalizing the cost to repurchase the rights as an intangible asset to be amortized over the remaining life of the distribution agreement. However, due to the non-binding nature of the letter of intent and the ongoing negotiations with 57 North, the final structure of the transaction, if consummated, could change, resulting in a different accounting treatment. If completed, the acquisition will enable us to take direct control of our European business, which we expect will allow us to capture revenue that would otherwise be earned by 57 North and accelerate our growth in this region.

Gross Profit

Gross profit increased $7.3 million, or 66.4%, to $18.3 million for the three months ended March 31, 2011 from $11.0 million for the three months ended March 31, 2010. Gross profit as a percentage of net sales, or gross margin, was 50.8% for both the three months ended March 31, 2011 and 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $6.8 million, or 89.5%, to $14.4 million for the three months ended March 31, 2011 from $7.6 million for the three months ended March 31, 2010. This increase was primarily the result of $2.5 million in increased payroll related expenses and $1.9 million in increased marketing spend on in-store advertising and in-store displays, as well as costs associated with attending and sponsoring a higher number of trade shows and events. The balance of the increase resulted from expanding our employee base during the year to support our growth and increased sales commission expenses resulting from increased net sales. As a percentage of net sales, selling, general and administrative expenses increased 5.0 percentage points to 40.0% for the three months ended March 31, 2011 from 35.0% for the three months ended March 31, 2010.

Income from Operations

As a result of the factors above, income from operations increased $0.5 million, or 14.7%, to $3.9 million for the three months ended March 31, 2011 from $3.4 million for the three months ended March 31, 2010. Income from operations as a percentage of net sales decreased 4.9 percentage points to 10.9% for the three months ended March 31, 2011 from 15.8% for the three months ended March 31, 2010.

Other (Income) Expense

Other (income) expense was insignificant for the three months ended March 31, 2011 and consisted primarily of $1.5 million resulting from the derivative relating to stockholder payables at March 31, 2010.

Interest Expense

Interest expense decreased $0.2 million to $2.0 million for the three months ended March 31, 2011 from $2.2 million for the three months ended March 31, 2010. The lower expense for the three months ended March 31, 2011 was a result of lower expense associated with paying down unsecured debt, partially offset by greater use of our credit facility.

Income Taxes

Income taxes were $0.9 million for the three months ended March 31, 2011 compared to $0.5 million for the three months ended March 31, 2010. Our effective tax rate for the three months ended March 31, 2011 and the three months ended March 31, 2010 was 44.0% and (177%), respectively. The decrease in the effective income tax rate is primarily due to the difference between the book and tax treatment of the additional consideration payable to stockholders that redeemed shares pursuant to the securities purchase and redemption agreement.

Net Income (loss)

As a result of the factors above, net income increased $1.9 million, or 237.5%, to $1.1 million for the three months ended March 31, 2011 compared to a net loss of $0.8 million for the three months ended March 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Sales

Net sales increased $42.3 million, or 35.7%, to $160.6 million in 2010 from $118.3 million in 2009. This increase primarily reflects a $30.8 million increase in net sales to large national retailers, including Best Buy and Target, driven by increased volumes to existing retailers and the addition of new retailers. Online net sales increased $3.9 million compared to the prior period.

Domestic net sales increased $43.8 million, or 51.1%, to $129.6 million, or 80.7% of our net sales in 2010 from $85.8 million, or 72.5% of our net sales in 2009. This increase primarily reflects a $30.8 million increase in net sales to large national retailers as noted above.

International net sales, which consist primarily of net sales in Europe and Canada, decreased $1.5 million, or 4.8%, to $31.0 million, or 19.3% of our net sales in 2010 from $32.5 million, or 27.5% of our net sales in 2009. This decrease was primarily attributable to a 7.0% decrease in net sales in Europe attributable to a legal dispute and accompanying arbitration proceeding with our exclusive European distributor. The arbitration was resolved in the third quarter of 2010.

Gross Profit

Gross profit increased $28.0 million, or 48.8%, to $85.5 million in 2010 from $57.5 million in 2009. Gross profit as a percentage of net sales, or gross margin, increased 4.6 percentage points to 53.2% in 2010 from 48.6% in 2009. The increase in gross margin was largely a result of an increase in domestic net sales, where our margins are generally higher relative to international net sales because we sell directly to retailers rather than through distributors. In addition, the higher gross margin was the result of a shift in sales mix to higher margin products and more favorable pricing with certain retailers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $39.0 million, or 136.4%, to $67.6 million in 2010 from $28.6 million in 2009. This increase was primarily the result of a $28.8 million increase in wages and salary expense, which was driven primarily by our recognition of one-time charges of $17.5 million in management incentive bonuses and $2.9 million payable as additional consideration to certain employee stockholders pursuant to the securities purchase and redemption agreement. This increase was also due to a $5.2 million increase in advertising and marketing expenses, driven by increased marketing spend on in-store advertising and in-store displays, as well as costs associated with attending and sponsoring a higher number of trade shows and events. The balance of the increase resulted from growing our employee base during the year to support our growth and increased sales commission expenses resulting from increased net sales. Selling, general and administrative expenses in 2010 included $1.0 million of outside legal fees related to the arbitration proceeding as noted above. As a percentage of net sales, selling, general and administrative expenses increased 19.2 percentage points to 42.1% in 2010 from 24.2% in 2009.

Income from Operations

As a result of the factors above, income from operations decreased $11.0 million, or 38.1%, to $17.9 million in 2010 from $28.9 million in 2009. Income from operations as a percentage of net sales decreased 13.3 percentage points to 11.1% in 2010 from 24.4% in 2009.

Other (Income) Expense

Other (income) expense consisted primarily of $14.6 million resulting from recording the fair value of amounts payable to non-employee stockholders as additional consideration pursuant to the securities purchase and redemption agreement.

Interest Expense

Interest expense increased $0.1 million to $8.4 million in 2010 from $8.3 million in 2009. Interest expense in 2010 was relatively consistent with 2009 as a result of lower expense associated with paying down unsecured debt, offset by greater use of our credit facility.

Income Taxes

Income taxes were $4.7 million in 2010 compared to $8.3 million in 2009. Our effective tax rate for 2010 and 2009 was (92.3)% and 40.3%, respectively. The decrease in the effective income tax rate is primarily due to the difference between the book and tax treatment of the additional consideration payable to stockholders that redeemed shares pursuant to the securities purchase and redemption agreement.

Net Income (loss)

As a result of the factors above, net income decreased $22.0 million, or 178.9%, to net loss of $9.7 million in 2010 from net income of $12.3 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales

Net sales increased $37.9 million, or 47.2%, to $118.3 million in 2009 compared to $80.4 million in 2008. This increase primarily reflects a $23.3 million increase in net sales to large national retailers, including Best Buy and Target, driven by increased volumes to existing retailers and the addition of new retailers, a $7.5 million increase in net sales to international distributors and a $4.7 million increase in net sales to specialty retailers. Online net sales increased $2.1 million compared to the prior period.

Domestic net sales increased $30.4 million, or 55.0%, to $85.8 million, or 72.5% of our net sales, in 2009 from $55.3 million, or 68.8% of our net sales, in 2008. This increase primarily reflects the increases in net sales to large national retailers and specialty retailers as noted above.

International net sales increased $7.5 million, or 29.9%, to $32.5 million, or 27.5% of our net sales in 2009 from $25.1 million, or 31.2%, of our net sales in 2008. The increase in international net sales was primarily attributable to sales growth with our European and Canadian distributors.

Gross Profit

Gross profit increased $18.2 million, or 46.4%, to $57.5 million in 2009 from $39.3 million in 2008. Gross margin was 48.6% for 2009 and remained relatively unchanged from 2008. The consistent gross margin was a result of similar year over year domestic and international revenue mix and comparable product costs in 2009 compared with 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $10.6 million, or 58.9%, to $28.6 million in 2009 from $18.0 million in 2008. This increase was due primarily to a $3.8 million increase in marketing and advertising expenses, driven by increased marketing spend on in-store displays, as well as costs associated with attending and sponsoring a higher number of trade shows and events. This increase was also a result of a $2.5 million increase in wages and salary expense, driven by growing our employee base during the year to support our growth, and increased sales commission expenses resulting from increased net sales. Additionally, in 2009, we recorded $1.5 million in compensation expense related to amounts paid to repurchase stock from certain employees in excess of the fair value of the shares repurchased. As a percentage of net sales, selling, general and administrative expenses increased 1.8 percentage points to 24.2% in 2009 from 22.4% in 2008.

Income from Operations

As a result of the factors above, income from operations increased $7.7 million, or 36.3%, to $28.9 million in 2009 from $21.2 million in 2008. Income from operations as a percentage of net sales decreased 2.0 percentage points to 24.4% in 2009 from 26.4% in 2008.

Interest Expense

Interest expense increased $7.7 million to $8.3 million in 2009 from $0.6 million in 2008. The increase in interest expense was primarily due to interest on the convertible note and 2009 note, as well as increased borrowings under our credit facility in 2009.

Income Taxes

Income taxes were $8.3 million in 2009 compared to $7.7 million in 2008. Our effective tax rate for 2009 and 2008 was 40.3% and 37.1%, respectively.

Net Income

As a result of the factors above, net income decreased $0.7 million, or 5.4%, to $12.3 million in 2009 compared to $13.0 million in 2008.

Quarterly Results

The following table sets forth our unaudited quarterly consolidated statement of operations data for the nine quarters ended March 31, 2011. The information for each quarter is derived from our unaudited interim consolidated financial statements, which we have prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments that management considers necessary for the fair presentation of such data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Quarter ended
	Mar. 31, 2009	Jun. 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011
	(in thousands)
Net sales	$14,262	$24,012	$32,438	$47,600	$21,658	$35,789	$38,493	$64,643	$36,018
Cost of goods sold	7,261	11,880	17,513	24,193	10,660	17,482	18,487	28,449	17,703

Gross profit	7,001	12,132	14,925	23,407	10,998	18,307	20,006	36,194	18,315
Selling, general and administrative expenses	7,737	5,778	6,718	8,341	7,572	9,346	13,288	37,396	14,399

Income (loss) from operations	(736)	6,354	8,207	15,066	3,426	8,961	6,718	(1,202)	3,916
Other (income) expense	(22)	(91)	–	2	1,526	2,282	3,813	6,935	(13)
Interest expense	1,752	2,162	2,219	2,207	2,189	1,920	2,450	1,828	1,998

Income (loss) before income taxes	(2,466)	4,283	5,988	12,857	(289)	4,759	455	(9,965)	1,931
Income tax (benefit) expense	(304)	1,599	2,222	4,801	512	2,692	1,683	(234)	852

Net income (loss)	$(2,162)	$2,684	$3,766	$8,056	$(801)	$2,067	$(1,228)	$(9,731)	$1,079

Historically, we have experienced greater net sales in the second half of the year than those in the first half due to a concentration of shopping during the fall and holiday seasons. We anticipate that this seasonal impact on our net sales is likely to continue. In 2010, approximately 64.2% of our net sales, 65.7% of our gross profit and 30.8% of our operating income were generated in the second half of the year. Accordingly, our results of operations for any particular quarter are not indicative of the results we expect for the full year.

As a result of the effects of seasonality, particularly in preparation for the fall and holiday shopping seasons, our inventory levels and other working capital requirements generally begin to increase during the second quarter and into the third quarter of each year. During these peak periods, we have historically borrowed under our credit facility.

Liquidity and Capital Resources

Our primary cash needs are working capital and capital expenditures. Historically, we have generally financed these needs with operating cash flows and borrowings under our credit facility. These sources of liquidity may be impacted by fluctuations in demand for our products, ongoing investments in our infrastructure and expenditures on marketing and advertising.

The following table sets forth, for the periods indicated, our beginning balance of cash, net cash flows provided by and used in operating, investing and financing activities and our ending balance of cash:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Cash and cash equivalents at beginning of period	$590	$19,363	$1,732	$1,732	$6,462
Net cash provided by (used in) operating activities	(4,514)	11,759	16,633	11,223	9,492
Net cash provided by (used in) investing activities	(932)	(1,308)	(2,939)	(439)	(1,105)
Net cash provided by (used in) financing activities	24,219	(28,082)	(8,964)	(10,529)	(8,884)

Cash and cash equivalents at end of period	$19,363	$1,732	$6,462	$1,987	$5,965

Net Cash Provided by (Used in) Operating Activities. Cash from operating activities consists primarily of net income adjusted for certain non-cash items including depreciation, provision for doubtful accounts, benefit from deferred income taxes, non-cash interest expense, stock-based compensation expense and the effect of changes in working capital and other activities.

For the three months ended March 31, 2011, net cash provided by operating activities was $9.5 million and consisted of net income of $1.1 million plus $2.4 million for non-cash items, plus $6.0 million for working capital and other activities. Working capital and other activities consisted primarily of a decrease in accounts receivable of $20.5 million, partially offset by an increase in inventory of $6.3 million, and decreases in accrued liabilities of $5.1 million and accounts payable of $2.1 million.

For the three months ended March 31, 2010, net cash provided by operating activities was $11.2 million and consisted of net loss of $0.8 million plus $3.4 million for non-cash items, plus $8.6 million for working capital and other activities. Working capital and other activities consisted primarily of increases in accounts receivable of $13.3 million and inventory of $2.1 million, partially offset by decreases in income taxes payable of $2.7 million and accrued liabilities of $2.0 million.

In 2010, net cash provided by operating activities was $16.6 million and consisted of net loss of $9.7 million plus $44.7 million for non-cash items, less $18.4 million for working capital and other activities. Non-cash items consisted primarily of $17.5 million related to payments pursuant to our management incentive plan and $17.5 million of additional consideration payable to certain stockholders pursuant to the securities purchase and redemption agreement. Working capital and other activities consisted primarily of increases in accounts receivable of $19.8 million, in inventory of $4.7 million and in income taxes payable of $4.5 million, partially offset by decreases in accounts payable of $8.2 million and in accrued liabilities and other current liabilities of $5.9 million.

In 2009, net cash provided by operating activities was $11.8 million and consisted of net income of $12.3 million, plus $5.6 million for non-cash items, which included $4.2 million of non-cash interest expense, less $6.2 million for working capital and other activities. Working capital and other activities consisted primarily of increases in accounts receivable of $5.3 million and in inventory of $8.4 million, partially offset by decreases in accounts payable of $2.4 million and in restricted cash of $2.3 million.

In 2008, net cash used in operating activities was $4.5 million and consisted of net income of $13.0 million, plus $1.5 million for non-cash items, less $19.1 million for working capital and other activities. Working capital and other activities consisted primarily of increases in accounts receivable of $15.2 million and in inventory of $3.3 million, partially offset by decreases in accrued liabilities and other current liabilities of $3.2 million and in accounts payable of $1.0 million.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities relates almost entirely to capital expenditures. Net cash used in investing activities was $1.1 million and $0.4 million for the three months ended March 31, 2011 and 2010, respectively.

Net Cash Provided by (Used in) Financing Activities. Net cash used in financing activities was $8.9 million and $10.5 million for the three months ended March 31, 2011 and 2010, respectively, which primarily resulted from repayment of long term debt. Net cash used in financing activities was $9.0 million in 2010 and $28.1 million in 2009 and net cash provided by financing activities was $24.2 million in 2008. Net cash used in financing activities during 2010 consisted primarily of $20.7 million in payments made to stockholders and borrowings on the line of credit of $10.8 million. Net cash used in financing activities during 2009 consisted primarily of $28.6 million paid to repurchase shares of our common stock and redeem convertible preferred stock.

We believe that our cash, cash flow from operating activities, available borrowings under our credit facility and net proceeds from this offering will be sufficient to meet our capital requirements for at least the next twelve months.

Indebtedness

In December 2010, in recognition of the likelihood that the bonus pool under our previously existing management incentive plan would ultimately be funded at the maximum level based on this offering, our board of directors determined to pay out the bonus pool on December 31, 2010 and to recognize the associated compensation expense at that time. Accordingly, on December 31, 2010, we issued subordinated promissory notes, which we refer to as the 2010 notes, to each of the participants in the management incentive plan in an aggregate principal amount of $16.5 million. Upon issuance of the 2010 notes, each recipient was entitled to an immediate payment in an amount sufficient to satisfy all tax obligations of the recipient arising in connection with the issuance of the 2010 notes. The 2010 notes bear interest at a rate of 3.3% per annum, with all unpaid principal and interest amounts payable on the earlier of December 31, 2012, the tenth business day following a qualified initial public offering, the tenth business day following a sale of a majority ownership interest in us or upon the occurrence of certain events of default. In connection with the issuance of the 2010 notes, the management incentive plan was terminated. Concurrent with the issuance of the 2010 notes, we also amended our securities purchase and redemption agreement. As of March 31, 2011, $9.3 million was outstanding under the 2010 notes.

On August 31, 2010, we entered into a revolving credit and security agreement, or the credit facility, with PNC Bank and UPS Capital Corporation, as lenders. The credit facility provides for revolving loans and letters of credit of up to $28.8 million (which may be increased to up to $50.0 million upon our request subject to certain conditions) and expires on August 31, 2013. The credit facility is secured by substantially all of our assets. The total amount of available borrowings is subject to limitations based on specified percentages of the value of eligible receivables and inventory. At March 31, 2011 total borrowings were $9.0 million and we had $18.0 million of additional availability under the credit facility. As of July 15, 2011, total borrowings were approximately $22.5 million and we had $5.5 million of additional availability under the credit facility. We may request up to two increases in the total maximum available amount of the credit facility from the existing lenders, each in an amount not to exceed $10.6 million, such that the aggregate amount of the facility does not exceed $50.0 million. We may select from two interest rate options for borrowings under the credit facility: (i) Alternate Base Rate (as defined in the credit facility) plus 1.50% or (ii) Eurodollar Rate (as defined in the credit facility) plus 3.0%. We are required to pay a commitment fee on any unused credit facility commitments at a per annum rate of 0.50%. The credit facility includes restrictions on, among other things, our ability to incur additional indebtedness, pay dividends or make other distributions, make investments, make loans and make capital expenditures, and requires that we maintain a Fixed Charge Coverage Ratio (as defined in the credit facility) of not less than 1.15 to 1.0, measured on a trailing 12-month basis. At March 31, 2011, we were in compliance with all financial covenants.

In February 2009, we issued an unsecured subordinated promissory note, which we refer to as the 2009 note, in aggregate principal amount of $25.0 million to certain of our stockholders. The note bears interest at 11% per annum and matures on February 3, 2013. At March 31, 2011, the principal balance outstanding on the 2009 note was $7.3 million.

In November 2008, we issued a convertible note in the amount of $29.8 million to Goode Skullcandy Holdings, or Goode. Goode has the option to convert the note, subject to certain adjustments, into 3,862,124 shares of our common stock at any time before the maturity of the convertible note on November 28, 2013. Simultaneously with the consummation of a qualified initial public offering, we have the option to require the holders to exercise their conversion right or, in the alternative, accept the principal amount plus all accrued and unpaid interest in full. In connection with this offering the holders have agreed to convert the convertible note into shares of our common stock.

Contractual Obligations and Commitments

The following table summarizes, as of March 31, 2011, the total amount of future payments due in various future periods:

	Payments Due by Period
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
	(in thousands)
Operating lease obligations	$1,280	$518	$762	$–	$–
Debt repayments	76,314	9,029	67,285	–	–
Sponsorship agreements	686	583	103	–	–

Total	$78,280	$10,130	$68,150	$–	$–

We lease office space under non-cancelable operating leases. The leases expire at various dates through 2014, excluding extensions at our option, and contain provisions for rental adjustments, including in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time.

We have contractual relationships with certain of our sponsored athletes, DJs, musicians and artists, whereby we compensate them for promoting our products or pay them a royalty on sales of their signature headphones. Sponsorship arrangements are typically structured to give our sponsored team members financial incentives to maintain a highly visible profile with our products. Our contracts typically have a one year term, with some providing for a two year term, and grant us an unlimited license for the use of their names and likenesses, and typically require them to maintain exclusive association with our headphones. In turn, we agree to make cash payments to our sponsored team members for wearing our products during various public appearances, in magazine shoots and on the podium after certain competitive victories. In addition to cash payments, we also generally provide limited complimentary products for their use, and reimburse certain travel expenses incurred in conjunction with promoting our products.

In November 2008, we entered into a securities purchase and redemption agreement with Goode to sell, in a private placement, 1,358 shares of our Series C convertible preferred stock. We used a portion of the consideration obtained in that transaction to redeem shares of our capital stock, options and warrants from certain security holders, including Ptarmigan, Mercato Partners, Rick Alden, our founder, director and then chief executive officer, Jeremy Andrus, our president and chief executive officer, and JA Cropston, LLC, an affiliate of Jeremy. The securities purchase and redemption agreement provided that, in certain circumstances, we would pay the security holders that redeemed their securities additional consideration for the securities sold. In December 2010, in connection with our issuance of the 2010 notes and termination of the management incentive plan, we amended the securities purchase and redemption agreement to set the additional consideration amount at $17.5 million and to provide that such amount would be paid to the selling security holders on the earlier of December 31, 2013, ten business days following the consummation of this offering and ten business days following a sale of a majority ownership interest in us. See “Compensation Discussion and Analysis—Executive Compensation Program Components—Long-Term Incentives—Long-Term Cash Incentives” and “Certain Relationships and Related Party Transactions—Series C Convertible Preferred Stock Financing and Stock Redemption.”

Stock Repurchase

Pursuant to the securities purchase and redemption agreement, in February 2009, we repurchased 4,826,402 shares of common stock, 73,289 shares of Series A preferred stock and 6,255 shares of Series B preferred stock from existing stockholders for an aggregate purchase price of $55.2 million. The purchase price consisted of approximately $30.0 million in cash, which funds were primarily obtained from the convertible note issued in November 2008, $168,000 in proceeds from exercise of options on common stock, and $25.0 million in the form of unsecured subordinated promissory notes. Amounts paid in excess of the stated value on the Series A and B preferred stock are reflected as a deemed dividend in arriving at net income available to common stockholders during 2009 and 2010.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We maintain a credit facility that provides for revolving loans and letters of credit of up to $28.8 million (which may be increased to up to $50.0 million upon our request subject to certain conditions). At March 31, 2011, total borrowings were $9.0 million and we had $18.0 million of additional availability under the credit facility. We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future. Based on the average interest rate on the credit facility during the three months ended March 31, 2011, and to the extent that borrowings were outstanding, we do not believe that a 10% change in the interest rate would have a material effect on our results of operations or financial condition.

Inflation

Inflationary factors, such as increases in the cost of our product and overhead costs, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Outstanding Orders

We typically receive the bulk of our orders from retailers about three weeks prior to the date the products are to be shipped and from distributors approximately six weeks prior to the date the products are to be shipped. Generally, these orders are not subject to cancellation prior to the date of shipment. As of March 31, 2011, our order backlog was $23.9 million, compared to $10.3 million as March 31, 2010. Retailers regularly request reduced order lead-time, which puts pressure on our supply chain. Our open order book varies by season, with the highest level occurring during the fourth quarter.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported net sales and expenses. Judgments must also be made about the disclosure of contingent liabilities. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the accounting policies that are necessary to understand and evaluate our reported financial results.

Revenue Recognition and Sales Returns and Allowances

Net sales are recognized when title and risk of loss pass to the retailer or distributor and when collectability is reasonably assured. Generally, we extend credit to our retailers and distributors and do not require collateral. Our payment terms are typically net-30 with terms up to net-90 for certain international distributors. We recognize revenue net of estimated product returns and pricing adjustments. Further, we provide for product warranties in accordance with the contract terms given to various retailers and end users by accruing estimated warranty costs at the time of revenue recognition. We have entered into contracts with various retailers granting a conditional right of return allowance with respect to defective products. The contracts with each retailer specify the defective allowance percentage of gross sales. We have executed an open return program with a major retailer allowing for an unlimited amount of returns. Estimates for these items are based on actual experience and are recorded as a reduction of revenue at the time of recognition or when circumstances change resulting in a change in estimated returns.

Accounts Receivable

Throughout the year, we perform credit evaluations of our retailers and distributors, and we adjust credit limits based on payment history and the retailer’s or distributor’s current creditworthiness. We continuously monitor our collections and maintain an allowance for doubtful accounts based on our historical experience and any specific customer collection issues that have been identified. Bad debt expense is reported as a component of selling, general and administrative expenses. Historically, our losses associated with uncollectible accounts have been consistent with our estimates, but there can be no assurance that we will continue to experience the same credit loss rates that we have experienced in the past. Unforeseen, material financial difficulties of our retailers or distributors could have an adverse impact on our profits.

Inventories

We value inventories at the lower of the cost or the current estimated market value of the inventory. We regularly review our inventory quantities on hand and adjust inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value. Demand for our products could fluctuate significantly. The demand for our products could be negatively affected by many factors, including the following:

•	unanticipated changes in consumer preferences;

•	weakening economic conditions;

•	terrorist acts or threats;

•	reduced consumer confidence in the retail market; and

•	unseasonable weather.

Some of these factors could also interrupt the production and importation of our products or otherwise increase the cost of our products. As a result, our operations and financial performance could be negatively affected. Additionally, our estimates of product demand and market value could be inaccurate, which could result in excess and obsolete inventory.

Stock-Based Compensation

We account for all stock-based compensation awards to employees using a fair-value method and recognize the fair value of each award as an expense over the requisite service period. Option awards issued to non-employees (excluding non-employee directors) are recorded at their fair value as determined in accordance with authoritative guidance, are periodically revalued at each reporting date, and are recognized as expense over the related service period.

For purposes of calculating stock-based compensation, we estimate the fair value of stock options using a Black-Scholes-Merton valuation model, which requires the use of certain subjective assumptions including expected term, volatility, expected dividend, risk-free interest rate, forfeiture rate and the fair value of our common stock. These assumptions generally require significant judgment.

We estimate the expected term of employee options using the average of the time-to-vesting and the contractual term. We derive our expected volatility from the historical volatilities of several unrelated public companies within our industry because we have little information on the volatility of the price of our common stock since we have no trading history. When making the selections of our industry peer companies to be used in the volatility calculation, we also considered the stage of development, size and financial leverage of potential comparable companies. These historical volatilities are weighted based on certain qualitative factors and combined to produce a single volatility factor. Our expected dividend rate is zero, as we have never paid any dividends on our common stock and do not anticipate any dividends in the foreseeable future. We base the risk-free interest rate on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each grant’s expected life.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements.

The following table summarizes the amount of stock-based compensation expense recognized in our statements of operations:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Total stock-based compensation	$595	$871	$4,764	$870	$779

The foregoing table excludes additional compensation expense of $1.5 million in 2009 resulting from amounts paid to certain employees to repurchase common stock in excess of the fair value of the shares repurchased.

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors which become known over time, we may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

Significant Factors Used in Determining Fair Value of Our Common Stock

The fair value of the common stock that underlies our stock options has historically been determined by our board of directors based upon information available to it at the time of grant. The following table summarizes, by grant date, the number of stock options granted since January 1, 2010 and the associated per share exercise price, which was not less than the fair value of our common stock for each of these grants.

Grant Date	Number of Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock
January 21, 2010	485,324	$9.62	$9.62
March 31, 2010	123,200	9.62	9.62
May 27, 2010	368,494	10.31	10.31
November 4, 2010	856,590	11.99	11.99
March 1, 2011	339,850	16.42	16.42

In addition, immediately prior to the consummation of this offering, our board of directors intends to grant options to purchase approximately 980,000 additional shares of common stock with an exercise price equal to the initial public offering price.

Because there has been no public market for our common stock, our board of directors has determined the fair value of our common stock based on an analysis of relevant metrics, including the following:

•	the rights, privileges and preferences of our convertible preferred stock;

•	our operating and financial performance;

•	the hiring of key personnel;

•	the introduction of new products;

•	the risks inherent in the development and expansion of our products;

•	the fact that the option grants involve illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company; and

•	an estimated enterprise value determined by applying a consistent multiple to our earnings before interest, taxes, depreciation and amortization, or EBITDA.

In addition, our board of directors has obtained periodic valuation studies from an independent third-party valuation firm. In performing its valuation analysis, the valuation firm engaged in discussions with management, analyzed historical and forecasted financial statements and reviewed our corporate documents. In addition, these valuation studies were based on a number of assumptions, including industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation. Third-party valuations were performed on each of January 15, 2010, October 8, 2010, December 31, 2010 and March 31, 2011 using generally accepted valuation methodologies.

Income Taxes

We estimate what our effective tax rate will be for the full year and record a quarterly income tax provision in accordance with the anticipated effective annual tax rate. As the year progresses, we continually refine our estimate based upon actual events and earnings by jurisdiction during the year. This continual process periodically results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision equals the expected annual rate.

Recent Accounting Pronouncements

We have evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on our financial statements.

BUSINESS

Our Company

Skullcandy is a leading audio brand that reflects the collision of the music, fashion and action sports lifestyles. Our brand symbolizes youth and rebellion, and embodies our motto, “Every revolution needs a soundtrack.” We believe we have revolutionized the headphone market by stylizing a previously-commoditized product and capitalizing on the increasing pervasiveness, portability and personalization of music. The Skullcandy name and distinctive logo have rapidly become icons and contributed to our leading market position, robust net sales growth and strong profitability and return on our invested capital. We increased our net sales from $9.1 million in 2006 to $160.6 million in 2010, representing a compound annual growth rate of approximately 105%. During the same period, adjusted EBITDA increased from $1.0 million to $39.0 million, representing a compound annual growth rate of approximately 152%.

We are a company founded on innovation. We redefined the headphone market by fusing bold color schemes, loud patterns, unique materials and creative packaging with the latest audio technologies and innovative functionalities. While our design team identifies and tracks trends in the market, our goal is to establish market trends rather than to follow them. Our headphones feature our distinctive Skullcandy sound and leading-edge design. We offer a wide array of styles and price points and are expanding our brand into complementary audio products and accessories.

We pioneered the distribution of headphones in specialty retailers focused on action sports and the youth lifestyle, such as Zumiez, Tilly’s and hundreds of independent snow, skate and surf retailers. Through this channel we reach consumer influencers, individuals who help establish and maintain the credibility and authenticity of our brand. Building on this foundation, we have successfully expanded our distribution to select consumer electronics, mass, sporting goods and mobile phone retailers such as Best Buy, Target, Dick’s Sporting Goods and AT&T Wireless. Skullcandy products are sold in the United States and in more than 70 other countries around the world, with international sales representing approximately 19.3% of our net sales in 2010. We also offer products through our website, with online sales representing approximately 5.3% of our net sales in 2010.

We were founded in 2003 by Rick Alden, the creator of several successful action sports companies and a lifelong industry enthusiast. He developed his inspiration for Skullcandy while listening to a portable music player on a chairlift in Park City, Utah. Jeremy Andrus, our president and chief executive officer, and our talented management team share a passion for the Skullcandy lifestyle of action sports and music. Our principal offices are located in Park City, Utah and San Clemente, California, which are at the epicenters of some of the best snow peaks, skate parks and surf breaks in the world. We believe these close connections to the Skullcandy lifestyle strengthen the authenticity of our brand and increase the loyalty of our consumers.

Market Opportunity

We believe the increasing use of portable media devices and smartphones, and the growing popularity of action sports, support our anticipated long-term sales growth.

The advent of portable media devices, such as Apple’s iPod, transformed the consumer electronics industry by dramatically increasing the portability and personalization of music, fueling an increased pervasiveness of these devices and their associated accessories, such as headphones. This transformation has continued as mobile phones have evolved into smartphones, capable of playing music and videos. In its report entitled Worldwide Smartphone 2010-2014 Forecast Update: December 2010, IDC Research estimates that the total number of smartphones shipped worldwide will increase by a compound annual growth rate of 24% from 2010 through 2014, and that in 2010 alone, the total number of smartphones shipped worldwide increased by 69% over 2009. This rapid growth is dramatically expanding the demand for headphones, especially ones with added functionality such as in-line microphones and volume controls. In addition, according to a January 2010 study conducted by The NPD Group entitled Headphones: Ownership & Application, consumers tend to own multiple sets of headphones and we believe that they replace them frequently.

Our brand also benefits from the increasing popularity of action sports, particularly within the youth culture. Our consumer influencers, teens and young adults that associate themselves with snowboarding, skateboarding, surfing and other action sports, influence a broader consumer base that identifies with authentic action sports lifestyle brands. In addition, music is an integral part of the action sports lifestyle and headphones have become an accessory worn to express individuality.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors, allow us to take advantage of the large and growing market we participate in and enable us to generate a strong return on our invested capital:

Leading, Authentic Lifestyle Brand. Skullcandy fuses music, fashion and action sports, all of which permeate youth culture. Our brand symbolizes youth and rebellion, and embodies our motto, “Every revolution needs a soundtrack.” The Skullcandy name, distinct skull logo and signature design aesthetic enable our consumers to express their individuality and go against the grain. We believe the power of our brand has driven our strong market share. According to The NPD Group’s Retail Tracking Service, we held the #1 position domestically in ear buds and the #2 position domestically in headphones, behind only Sony, based on unit and dollar sales in 2010.

Brand Authenticity Reinforced Through High Impact Sponsorships. We believe we were the first headphone brand to sponsor leading athletes, DJs, musicians, artists and events within action sports and the indie and hip-hop music genres. We believe associating our name with leading athletes such as snowboarder Danny Kass and surfer Mick Fanning, music artists and DJs such as Snoop Dogg and Mix Master Mike of the Beastie Boys, major professional sports organizations such as the NBA and events such as the Vans Warped Tour, Maloof Money Cup and U.S. Open of Surfing, increases our brand awareness and reinforces our credibility with our consumers.

Track Record of Innovative Product Design. Our company was founded on innovation. Our first headphone, the Skullcrusher, incorporated a subwoofer into the ear-piece, delivering an extreme level of bass. We employ innovative materials, such as wood, denim and polished polycarbonate, technologies and processes in the design and development of our products. We leverage our relationships with sponsored athletes, DJs, musicians and artists to incorporate their ideas into our designs. We recently released our Aviator headphones, a high performance, over-the-ear headphone inspired by aviator sunglasses, and our Mix Master headphones, which were developed in collaboration with Mix Master Mike to offer performance and functionality demanded by professional DJs.

Targeted Distribution Model. We control the distribution and mix of our products to protect our brand and enhance its authenticity. We pioneered the distribution of headphones in specialty retailers focused on action sports and the youth lifestyle. Building on this foundation, we have successfully expanded our distribution to select consumer electronics, mass, sporting goods and mobile phone retailers. While we collaborate with all our retailers, we focus in particular on specialty retailers. One way we support these retailers is to offer them an exclusive collection of headphones called the Decibel, or dB, Collection. In addition, we provide our specialty retailers unique fixtures and product displays to enhance the presentation of our brand.

Proven Management Team and Deep-Rooted Company Culture. We have assembled a proven and talented management team that is led by Jeremy Andrus, our president and chief executive officer. Jeremy joined our team in March 2005 when we were generating approximately $1.0 million in net sales on an annual basis. He has played a critical role in our robust growth, becoming our chief operating officer in 2007, our president in June 2008, and our chief executive officer in 2011. Our management team shares a passion for action sports and music, and possesses substantial experience in product development, marketing, merchandising, operations and finance. Our culture and brand image enable us to successfully attract and retain highly talented employees who share our passion for action sports and music. We believe our employees represent the best version of our target consumers, which allows us to connect with and understand our target market in an authentic and credible way.

Growth Strategy

We intend to build upon our brand authenticity and product offering to continue to increase our net sales and profitability. Key elements of our growth strategy are to:

Further Penetrate Domestic Retail Channel. We plan to increase shelf space with our existing retailers in response to the growing demand for our products. We plan to increase the number of innovative in-store product displays and brand-building fixtures to emphasize our association with the action sports and indie and hip-hop music lifestyles. We are expanding our online and in-store sales force training programs, which we believe will strengthen our retailer relationships and better connect our brand with existing and new retailers. We also plan to increase sales by adding select new specialty, consumer electronics, mass, sporting goods and mobile phone retailers.

Accelerate Our International Growth. We currently sell our products internationally through third party distributors and believe that international expansion represents a substantial growth opportunity. To date, our international marketing and brand development efforts have been limited. We recently hired a vice president of international sales to manage the growth of our international operations and partner with our local distributors on sales and marketing efforts. We plan to replicate elements of our successful domestic marketing model by sponsoring internationally-based athletes, DJs, musicians, artists and events, and by creating localized marketing content to drive sales. We also plan to transition to a direct sales model in select international markets over time to leverage our brand building and marketing expertise to increase penetration of our products.

Grow Our Premium Product Offering. To date, the vast majority of our products have been priced in the $20 to $70 range. We have begun to extend our product offering to premium headphones and believe we can increase our market share in this growing market. Two recent premium additions to our product offering include our $150 Aviator headphones and our $250 Mix Master headphones. By offering premium products, we believe we can further strengthen our brand and broaden our reach to consumers with greater discretionary income. We intend to release more than ten new premium headphones over the next 24 months.

Expand Complementary Product Categories. We have successfully tested and now plan to build more robust product assortments in certain complementary categories. For example, we plan to launch two new speaker dock models in the summer of 2011, we have recently hired a category manager to help increase our offering of protective cases for mobile devices. In addition, we have several gaming and mobile phone headphones that are currently in various stages of development and recently completed the purchase of substantially all the assets of Astro Gaming, Inc., a leader in gaming headphones.

Increase Our Online Sales. We believe our consumers are heavy users of the internet. Our websites, including skullcandy.com and skullcandy.tv, and our mobile phone applications provide our consumers with compelling, entertaining action sports and music content, in addition to an engaging online shopping experience. We plan to further engage our consumers and drive sales by adding, optimizing and broadening the content we offer through these interactive platforms. We believe our new content will allow us to dynamically interact with our loyal fan base and provide customized shopping experiences. In addition, we plan to launch select international websites with localized content and e-commerce functionality.

Our Products

Overview

We redefined the headphone market by fusing bold color schemes, loud patterns, unique materials and creative packaging with the latest audio technologies and innovative functionalities. Our headphones feature our distinctive Skullcandy sound and leading-edge design. We offer a wide array of styles and price points and are expanding our brand into complementary audio products and accessories.

Our product offering has evolved from one SKU in 2003 to over 1,200 SKUs across a broad range of categories as of March 31, 2011, including headphones as well as speaker docks, mobile device cases, apparel and other accessories. Headphones represented 89.2% and 91.8% of our gross sales in the three months ended March 31, 2011 and the year ended December 31, 2010, respectively. Many of our headphone models include in-line microphones and volume control buttons compatible with the latest generation of smartphones, including Apple’s iPhone. We continually incorporate the latest technology into our product offerings to enhance performance and functionality.

Our range of headphone products includes:

Product	In Ear	On Ear	Over Ear	Gaming

Price Range	$10-100 MSRP	$20-40 MSRP	$50-250 MSRP	$50-90 MSRP
Models	• Jib • Ink’d • Riot • Chops • Smokin’ Buds • Titan • ASYM • 50/50 • Full Metal Jacket • Holua • The Fix • Heavy Medal	• Icon • Icon 2 • Uprock • Icon Soft • Lowrider	• Hesh • Agent • G.I. • Skullcrusher • SK Pro • Aviator • Mix Master	• Lowrider Xbox • G.I. PS3 • G.I. Xbox

Our Product Differentiation Strategy

We launched our initial products under the Skullcandy brand and logo. As we have expanded our distribution channels from independent action sports retailers to consumer electronics and other large national and regional chains, we have developed differentiated product lines designed to appeal specifically to consumers in the targeted channel while protecting our brand image. These product lines include:

dB Collection—The dB Collection is identified by the gold dB badge and features state-of-the-art functionality, exclusive designs and distinct packaging that appeal to the individual fashion interests of our target consumers. Products in the dB Collection are available exclusively from our independent specialty retailers and our website.

Mobility Collection—The mobility collection features our franchise ear bud styles available exclusively with an in-line microphone. The collection is targeted at the mobile channel with product features designed to work on cell phones and smartphones, such as the Apple iPhone.

2XL—The 2XL brand represents a lifestyle rooted in traditional sports, motor sports and rock & roll music. 2XL brand products are available in fewer styles and colors and incorporate simpler designs and technology than our Skullcandy branded or dB Collection products. We developed the 2XL brand to create a product line that could be sold at a lower price point at retailers that do not carry the Skullcandy brand.

Product Design and Development

We are a company founded on innovation. We believe that our success is uniquely tied to our ability to consistently introduce new product ideation concepts and combine them with bold color schemes, unique materials and creative packaging. We launched our first headphones in 2003 and have grown our product offering to over 25 different models of headphones today.

Our product design efforts are led by Dan Levine, our chief merchandising officer, who works closely with the category managers in each of our product categories and with our in-house team of engineers, designers and artists to develop and iterate design ideas. We believe our creative team is unique to our market since it is comprised of individuals dedicated to the Skullcandy culture and lifestyle.

We strive to develop and employ innovative materials, technologies and processes in the design of our product. While our design team identifies and tracks trends in the market, our goal is not to follow market trends but rather to establish them. In addition to product design and development, our design team is also responsible for developing the packaging for our various products. We believe packaging is a critical component in developing and maintaining brand image and authenticity and contributes directly to point of sale purchase decisions.

We leverage our relationships with sponsored athletes, DJs, musicians and artists in the product development process. We incorporate their ideas into our designs at the product ideation phase, enhancing our authenticity with consumers.

Our product development process is designed to facilitate speed-to-market while adhering to a strategic milestone-based engineering timeline. Our in-house industrial design team performs the majority of the initial conceptualization while external industrial design firms are contracted to design the remaining portion. Our in-house industrial design team enables designs to be rapidly created, prototyped and reviewed before being turned over to our project engineering managers to begin the development of the product. This collaborative interaction helps accelerate the concept-to-market timeline while preserving the brand image, authenticity, quality and performance.

We utilize third-party manufacturers to facilitate the commercialization of our products from the computer aided design stage to mass production, which includes tool making, decorating, materialization, acoustic tuning and performance and compliance testing.

We are typically able to bring new products from concept to market in approximately 10 to 24 months depending on the technology integration and complexity of the product. In situations where we are launching new products that are based on existing designs and do not require tooling, we can accelerate the concept-to-market process to approximately 6 to 12 months.

Marketing

Our marketing and art departments employ a multi-pronged marketing strategy, including sponsorship of athletes, DJs, musicians, artists and athletic and music events, interactive media and traditional print and television advertising. We believe that our marketing strategy strengthens our brand authenticity in our target markets by integrating our brand with the activities and interests of our loyal fan base.

Athlete and Musician Sponsorships

We believe we were the first headphone brand to sponsor leading athletes, DJs, musicians, artists and events within all areas of action sports and the indie and hip-hop music genres. Our sponsored athletes, DJs, musicians and artists generally display our logo on their equipment prior to and during competition or performances and concerts, as well as during daily activities and media appearances. We believe associating our name with leading athletes, DJs, musicians, artists and major professional sports organizations increases our brand awareness and reinforces our credibility with our consumers.

Our sponsored athletes, DJs, musicians and artists include:

The Skullcandy Snow Team		The Skullcandy Ski Team

•    Jamie Anderson

•    Stevie Bell

•    Justin Bennee

•    Aaron Bittner

•    Dan Brisse

•    Mark Edlund

•    Eero Ettala

•    Kimmy Fasani

•    Tyler Flanagan

•    Drew Fuller

•    Terje Haakonsen

•    Zak Hale

•    Eiki Helgason

•    Halldor Helgason

	• Nate Holland • Danny Kass • Matt Ladley • Johnny Lazzareschi • Bode Merrill • Pat Milbery • Marc Frank Montoya • Shaun Palmer • Mikey Rencz • Scott Stevens • Devun Walsh	• Dania Assaly • Bobby Brown • Sammy Carlson • Julian Carr • Phil Casabon • Ian Cosco • Ahmet Dadali • Justin Dorey • Roz Groenewoud • Tanner Hall • Jen Hudak	• Andy Mahre • Peter Olenick • Tanner Rainville • Mike Riddle • TJ Schiller • John Spriggs • Dane Tudor • Kaya Turski • Tom Wallisch • Jossi Wells • Parker White
The Skullcandy Skate Team		The Skullcandy Surf Team
• Theotis Beasley • Steve Caballero • Corey Duffel • Christian Hosoi	• Jeff King • Lizard King • Duane Peters • PLG	• Kolohe Andino • Mick Fanning • Dylan Graves • Dane Gudauskas • Patrick Gudauskas • Tanner Gudauskas • Sam Hammer	• Leila Hurst • Clay Marzo • Kai Otton • Alek Parker • Dillion Perillo • Balaram Stack • Owen Wright
The Skullcandy Moto Team		The Skullcandy Wake Team
• Nate Adams • Justin Brayton • Justin Bogle • Troy Lee Designs • Tarah Geiger • Will Hahn • Adam Jones • Matt Lenoine • Mike Mason • Jeremy McGrath • KTM Motorsports	• Carson Mumford • Jessy Nelson • Nick Paluzzi • Todd Potter • Chad Reed • Mike Sleeter • Xtreme Team Suzuki • Cooper Webb • Nick Whey	• Parks Bonifay • Scott Byerly • Harley Clifford • Melissa Marquardt	• Jeff McKee • Bob Soven • Brandon Thomas • Shawn Watson
The Skullcandy BMX Team		The Skullcandy Mountain Bike Team
• Mike Aitken • Drew Bezanson • Mike “Hucker” Clark • Brandon Dosch • TJ Ellis	• Tim Fuzzy Hall • Brad Simms • Jeremiah Smith • Rob Wise	• Paul Basagoitia • Jamie Goldman • Jeff Gulevich • Jeff Lenosky • Mike Montgomery	• Eric Porter • Kurt Sorge • Andrew Taylor • Chris Van Dine • Kirt Voreis
The Skullcandy NBA Crew
• Kevin Durant • James Harden • Andre Iguodala		• Derrick Rose • Deron Williams
The Skullcandy Music Family		The Skullcandy DJ Family
• The Bronx • Chali 2na • Hyper Crush • Del the Funky Homosapian • Snoop Dogg • Ugly Duckling • Forever the Sickest Kids • Gift of Gab • Dirty Heads • Metallica • Molotov • Murs	• Super Nat • Othello • Ozomatli • Passafire • Pepper • Ra Ra Riot • Rita J • RocNation: Jay-Z, The Ting Tings and several other artists and producers • The Bouncing Souls • Slightly Stoopid • Thrice	• DJ Ashley Anderson • DJ Crime • DJ Drez • Einstein • DJ House Shoes • DJ Irie • DJ Juggy • Poet Name Life • Amp Live • MFM • Mix Master Mike • DJ Miner • NASA	• Risk One • The Pinkertones • DJ Rampage • Mike Relm • Skeet Skeet • The Crystal Method • DJ Tina T • DJ Z-Trip • DJ Unite • Le Castle Vania • DJ Vinroc • Waajeed • Ohmega Watts

MUSIC NBA ACTION SPORTS

The majority of the individuals and groups listed above do not have contractual relationships with us but support our brand by wearing our products and participating in Skullcandy events and marketing activities. We compensate the sponsored athletes that we do not have contractual relationships with by providing them with complimentary merchandise and promoting them on our websites. Sponsorship arrangements with our sponsored athletes are typically structured to give our sponsored team members financial incentives to maintain a highly visible profile with our products. Our contracts typically have a one year term, with some providing for a two year term, and grant us an unlimited license for the use of their names and likenesses, and typically require them to maintain exclusive association with our headphones. In turn, we agree to make cash payments to our sponsored team members for wearing our products during various public appearances, in magazine shoots and on the podium after certain competitive victories. In addition to cash payments, we also generally provide limited complimentary products for their use, and reimburse certain travel expenses incurred in conjunction with promoting our products.

Event Sponsorship

Action Sports Event Sponsorship. We participate in grassroots and major national events that support our commitment to snowboarding, skateboarding and surfing. Spectators and athletes at these events are exposed to and experience our brand through an interactive environment that includes music listening stations, DJ booths and promotional product giveaways.

Our sponsored action sports events include:

Action Sports Events
• U.S. Open of Surfing • Maloof Money Cup • East Coast Surfing Championship	• Zumiez Couch Tour • Triple Crown of Surfing • Journey’s Backyard BBQ Tour

Music Event Sponsorship. We support several national music events and tours. At these events, we engage attendees through music acts on a branded stage, music listening stations and interactive media stations.

Our sponsored music events and tours include:

Music Events
• Vans Warped Tour • Pacific Music Fest • Skullcandy Sessions at SXSW Music Festival	• Candlelight Serenade Acoustic Festival • Skullcandy Sessions at Sundance Film Festival

Interactive Media

Websites. Our websites, skullcandy.com and skullcandy.tv, are part of our interactive media strategy and our e-commerce business strategy, where visitors can view videos, listen to music by our sponsored artists, read blog updates on events, athletes, DJs, musicians and artists, and shop for Skullcandy products. Our skullcandy.com website had more than 8.2 million unique visitors since 2010.

Social Media. We utilize social media, such as Facebook and Twitter, to enable a direct conversation and connection with our target consumers. We communicate local and national event participation, provide and solicit product feedback, launch brand contests and discuss news about our sponsored athletes, DJs, musicians and artists. Similarly, some of our sponsored athletes, DJs, musicians and artists use their respective Facebook and Twitter accounts to provide announcements about our products and engage our target consumers with insights as to how they use our products to enhance their sports or art.

Mobile Phone Applications. We offer a free iOS app through the Apple App Store. The app allows users to find snow reports for all North American and international ski resorts, search for current surf reports for all major international surf spots, locate a skate park anywhere in the United States, employ any of our fan generated wallpaper designs, find a local Skullcandy dealer and connect to our website to purchase Skullcandy products. As of March 31, 2011, our app had been downloaded approximately 500,000 times. We recently launched an Android application with similar functionality which has been downloaded more than 45,000 times.

Print and Television Advertising

Print Advertising. Our in-house creative media team focuses on print media placement into endemic magazines that support the lifestyles that we believe are important to our target consumers. These magazines include Surfing, Transworld Surf, Transworld Skate, Transworld Snowboarding, Nylon, Alternative Press, Freeskier and Fader.

TV Sponsorship. We are the presenting sponsor of the highest rated show on Fuel TV, “Built To Shred.” Built To Shred is a reality-style TV show featuring host Jeff King building skateparks and skate features. In addition, Built To Shred regularly features skateboarders riding while prominently displaying Skullcandy products and logos.

Distribution and Sales

Domestic. As we have grown our retailer base from independent action sports retailers to large regional and national retailers, we have sought to protect and enhance our brand image by carefully controlling the distribution of our products as well as the product mix we offer to each retailer.

Our specialty retailers include independent retailers focused on action sports and the youth lifestyle, as well as a number of national and regional retailers with an action sports orientation, such as Zumiez, Tilly’s, Jack’s Surfboards, Blades, Ron Jon Surf Shop and Karmaloop. These specialty retailers provide a direct connection to our consumer influencers and serve as the platform upon which we develop, reinforce and maintain our reputation as an authentic lifestyle brand. We rely on independent sales representatives to establish and maintain our relationship with these specialty retailers. Our independent sales representatives collaborate with these retailers to develop appropriate product mix and in-store marketing displays that promote our products and brand image. As of March 31, 2011 we utilized 30 independent, commission-based sales representatives that we manage with an in-house team of five regional sales managers. To further help protect our brand image, we developed our dB Collection, which features state-of-the-art functionality, exclusive designs and distinct packaging. The dB Collection is available exclusively through our specialty retailers and online at our website, allowing specialty retailers to differentiate their product offerings from other Skullcandy products offered by large retailers.

We have leveraged the brand authenticity built with our specialty retailers to launch products with various large national retailers, including those focused on consumer electronics, such as Best Buy and Radio Shack, mass retailers, such as Target and Fred Meyer, and those focused on sporting goods, such as Dick’s Sporting Goods and The Sports Authority. We are selective about the national retailers we sell through as well as with the product mix we offer to these retailers in order to protect our brand image and authenticity. Historically, we have managed our relationships with these large retailers through independent commission-based sales representatives. More recently we hired a national sales manager, who is located in Minneapolis and works directly with our two largest retailers, Target and Best Buy. Our national sales manager enables us to improve the frequency and level of interaction with these retailers. Our other large retailers will continue to be managed by our regional sales managers through independent sales representatives; however, we expect to continue to seek opportunities to transition large retailers into a direct relationship.

Domestic sales of our products represented 80.7% and 78.9% of net sales for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively. For the year ended December 31, 2010, each of

Target and Best Buy accounted for more than 10% of our net sales. For the three month period ended March 31, 2011, Best Buy represented more than 10% of our net sales. We have entered into vendor program agreements with both Target and Best Buy and many of our other large retailers that govern the terms of sale, rebates and obligations of each party, but each purchase is typically made on a purchase order basis. None of our retailers have minimum or long term purchase obligations. If either of these retailers chooses to slow its rate of purchases of our products, decrease its purchases of our products, or no longer purchase our products, our net sales and results of operations could be adversely affected.

International. Outside the United States, we sell our products through third party distributors. We currently have relationships with 26 distributors serving more than 70 countries. Sales to our European distributor, 57 North, represented more than 10% of our net sales for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively. With the exception of 57 North, we generally do not have distribution agreements with any of our international distributors. Our distribution agreement with 57 North provides for exclusivity in Europe. In September 2009, we entered into an arbitration proceeding with 57 North associated with a legal dispute. During the arbitration process, sales to Europe declined as a result of the uncertainty surrounding our relationship with 57 North. The arbitration process was resolved in the third quarter of 2010. In June 2011, we entered into a non-binding letter of intent to repurchase the rights granted by the distribution agreement from 57 North for $15.0 million. The acquisition will enable us to take direct control of our European business which we expect will allow us to capture revenue that would otherwise be earned by 57 North and accelerate our growth in this region through a rejuvenated marketing and brand building campaign. There is no assurance that the letter of intent will lead to a binding agreement on the terms set forth in the letter of intent, if at all, and that any agreement entered into will be successfully consummated.

Online. Nearly all of our products are available for purchase on our website and we plan to launch select international websites with localized content and e-commerce functionality. For the year ended December 31, 2010 and the three months ended March 31, 2011, sales through our website represented 5.3% and 5.6% of net sales, respectively.

Manufacturing and Sourcing

Nearly all of our products are manufactured outside of the United States. We do not own any manufacturing facilities and utilize third party manufacturing for all of our products. We do not have any long-term contracts with our existing manufacturers and no manufacturer is required to produce our products in the long-term. We procure finished and packaged products from our manufacturers so that we require no subassembly. In 2010, substantially all of our products were manufactured in China.

We utilized 19 independent manufacturers in 2010. Two of our manufacturers, Antonio Precise Products Manufactory and Guangzhou Sun Young Electronics Company, together accounted for approximately 70% and 69% of our cost of goods sold in 2010 and the three months ended March 31, 2011, respectively. Currently, each of these manufacturers is the sole source supplier of the products that it produces. In order to mitigate the risk associated with having single source manufacturers, we have made diversification of our manufacturing base a high priority. We recently created a manufacturer selection and qualification process to help facilitate our diversification needs. Furthermore, we are actively looking for sourcing opportunities in other regions of China as well as new countries to further diversify our manufacturing sources geographically.

In order to better manage our manufacturers, we recently opened an office in Southern China. This office is tasked with quality compliance, component sourcing and production control for our manufacturers. Our Asia operations group evaluates all manufacturers for quality, delivery, costs, quality systems and social compliance. We expect that the increased oversight provided by this team will enable us to increase quality and enhance delivery performance.

Order Fulfillment and Inventory Management

In August 2010, we entered into a three-year contract with UPS Supply Chain Solutions, a third party supply chain provider, for use of their distribution facility in Auburn, Washington. We store and ship all products for North American retailers and distributors and some products for international distributors from this facility. We believe we have sufficient capacity at this facility for existing and expected needs.

In order to further reduce costs and facilitate order fulfillment to our retailers, we expect to transition the inventory from our third-party warehouse in Shenzhen, China to a UPS facility near Shenzhen during 2011. In addition, in 2012 we plan to contract with UPS Supply Chain Solutions to open a domestic distribution facility near Louisville, Kentucky. We expect to expand our international distribution network with other UPS facilities around the world in order to reduce costs and decrease order lead-time. We are looking at options to serve international retailers and distributors from UPS facilities in Europe, Canada and Japan. All UPS facilities utilize the same technology and systems as the UPS facility we currently use in Auburn, Washington, which will greatly reduce the cost and time of implementation.

During 2010, we experienced increased lead-time from a majority of our manufacturers in China. We believe we will be able to compensate for potential inventory shortages with improved supply management and dual sourcing for certain products. Changing economic conditions in China may cause further issues with lead-time. Because we operate on a build-to-forecast model, extended lead-time can cause unexpected inventory shortages or excesses which may reduce our net sales.

Management Information Systems

In October 2008, we implemented an integrated information system called SAP Business ByDesign. This Enterprise Resource Planning, or ERP, software manages purchasing, planning, inventory tracking, financial information, and retailer or distributor ordering. SAP Business ByDesign is a hosted solution. All data resides on SAP servers and is accessed over secure internet connections. We were an early adopter of this system, and we have benefited from a close development and marketing relationship with SAP. In August 2010, we began to work with SAP and UPS on a customized gateway to our third party logistics partner, UPS Supply Chain Solutions. This project will extend our ERP system into the UPS Warehouse Management System for complete location accuracy, wireless functionality and full visibility into the receiving, storage and shipment of our goods. The gateway connection between the SAP and UPS systems is repeatable as we expand into new UPS distribution centers.

Competition

The consumer electronics product market in which we operate is highly competitive and includes large, well-established companies. We face competition from consumer electronics brands that have historically dominated the stereo headphone market, including Sony, JVC and Bose. These companies have significant competitive advantages, including greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition among certain groups of consumers, and greater economies of scale. In addition, these competitors have long-term relationships with many of our larger retailers.

Well established sports and lifestyle brands have also recently entered the headphone market, such as adidas and Nike. Similar to the large electronic companies we compete with, these sports brand competitors have significant competitive advantages, including greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition among certain groups of consumers, and greater economies of scale. For example, adidas and Nike have partnered with established consumer electronics brands (Sennheiser and Phillips, respectively) to release lifestyle-branded headphones.

In addition, we face competition from other lifestyle brand companies, such as Beats by Dr. Dre, which is owned by Monster Cable, and Nixon. These companies have recently introduced products that compete directly with our headphones and market their lifestyle-branded consumer electronics within the action sports and indie and hip-hop markets. If we are unable to protect our brand image and authenticity, while carefully balancing our growth and maintaining quality, we may be unable to effectively compete with these new market entrants.

Recently, some retailers have begun to introduce their own private label headphones. If any of our retailers introduce such headphones, it could reduce the volume of product they buy from us as well as decrease the shelf space they allow for our products. The introduction of private label headphones could decrease the demand for our product and have an adverse effect on our net sales and results of operations.

The industry in which we compete generally has low barriers to entry that allow the introduction of new products or new competitors at a fast pace. If we are unable to protect our brand image and authenticity, while carefully balancing our growth, we may be unable to effectively compete with these new market entrants or new products. The inability to compete effectively against new and existing competitors could have an adverse effect on our net sales and results of operations. We believe our brand image authenticity, innovative products, product quality and selective distributions policies are important aspects of competition and are among our primary competitive advantages.

Intellectual Property

We utilize the trade name “Skullcandy” and the Skullcandy logo and trademark on nearly all of our products. We believe that having distinctive marks that are registered and readily identifiable is an important factor in identifying our brand and in distinguishing our products from those of our competitors. We consider the Skullcandy trademark and our skull logo trademark and copyrighted design to be among our most valuable assets and we have registered these trademarks in more than 30 countries. Each trademark registered with the U.S. Patent and Trademark Office has a duration of ten years and trademarks registered outside of the United States normally have a duration of ten years depending upon the jurisdiction. Trademarks are generally subject to an indefinite number of renewals for a like period upon appropriate application.

We also have utility patents on certain features and technologies used in some of our products, and have filed for additional utility and design patents. These applications are in various stages. We cannot assure you that any pending future patent applications held by us will result in an issued patent, or that if patents are issued to us, that such patents will provide meaningful protection against competitors or against competitive technologies.

Properties

Our executive and administrative offices are located in Park City, Utah, where we lease approximately 16,500 square feet of space pursuant to a lease that expires in February 2013 with an option to extend through February 2018. Our marketing offices are located in San Clemente, California, where we lease approximately 5,200 square feet of space pursuant to a lease that expires in November 2014 with an option to extend through November 2016. Our Asia operations offices are located in the Nanshan District of Shenzen, China, where we lease approximately 9,300 square feet pursuant to a lease that expires in September 2013.

Employees

As of March 31, 2011, we had approximately 200 full-time employees. In the United States, we had more than 175 full-time employees, including 73 in sales and marketing, 36 in design and development and 16 in supply chain. In China, we had more than 25 full-time employees. None of our employees are currently covered by a collective bargaining agreement. We consider our relationship with our employees to be excellent and have never experienced a labor-related work stoppage.

Legal Proceedings

In March 2011, we received complaints from three employees about improper workplace conduct by Rick Alden, our former CEO. Our board of directors conducted an independent investigation regarding these complaints, discussed the facts and circumstances with the individuals involved, and ultimately determined to settle each complaint for an immaterial amount. We recently received additional correspondence from one of these individuals alleging that we had breached the settlement agreement and that the settlement agreement was invalid because the individual had made a mistake and had signed under duress. We do not believe these additional assertions have merit and we intend to defend against them vigorously. We also do not believe that the outcome of this claim or any related potential claims could have a material adverse effect on our results of operations or financial condition.

Additionally, we are subject to various claims, complaints and legal actions in the normal course of business from time to time. We do not believe we have any currently pending litigation of which the outcome will have a material adverse effect on our operations or financial position.

MANAGEMENT

The following table sets forth certain information regarding our executive officers and directors, as of the date of this prospectus:

Name	Age	Position
Jeremy Andrus	40	President, Chief Executive Officer and Director
Mitch Edwards	52	Chief Financial Officer and General Counsel
Dan Levine	41	Chief Merchandising Officer
Clarke Miyasaki	33	Vice President, Global Business Development
Aaron Behle	40	Vice President, International
Richard Sargente	43	Vice President, North America Sales
Jeff Kearl(1)(3)	38	Chairman of the Board
Rick Alden	46	Director
Doug Collier(2)	49	Director
Joe Ferreira, Jr.*	54	Director
David Oddi*	41	Director
Scott Olivet(1)(2)	49	Director
Greg Warnock(1)(2)(3)	51	Director

*	Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Joe and David will resign from our board of directors.
(1)	Member of compensation committee.
(2)	Member of audit committee.
(3)	Member of nominating and corporate governance committee.

Executive Officer Biographies

Jeremy Andrus joined us in March 2005 and currently serves on our board of directors and as our president and chief executive officer. Jeremy has served as our vice president of operations since March 2005, our chief operating officer since March 2007, our president since June 2008 and our chief executive officer since March 2011. Prior to joining us, Jeremy served as a strategic planner for Kimpton Hotel & Restaurant Group from 2003 to 2005 and developed Marriott hotel properties from 1998 to 2000. Jeremy worked as a consultant for Monitor Company from 1996 to 1998. Jeremy holds a B.A. from Brigham Young University and an M.B.A. from Harvard Business School.

Mitch Edwards joined us in May 2010 and currently serves as our chief financial officer and general counsel. From December 2007 to May 2010, Mitch served as chief financial officer and general counsel of BitTorrent, a leading global provider of Internet software. Prior to that, Mitch served as chief financial officer of Groxis from 2004 to 2007. Between 1996 and 2004, Mitch served as chief financial officer of several hi-tech and entertainment companies, including Ikano Communications and Digital Courier Technologies. From 1992 to 1996, Mitch was a partner at Brobeck, Phleger & Harrison LLP. Mitch holds a B.A. from Brigham Young University, a B.A. and M.A. from Oxford University and a J.D. from Stanford Law School.

Dan Levine joined us in September 2008 and currently serves as our chief merchandising officer. From September 2007 to September 2008, Dan was president of RVCA, a lifestyle apparel brand based in Orange County. From July 2003 to September 2007, Dan was vice president of merchandising design and business development for Hurley International, a youth lifestyle brand, and a division of Nike. Dan holds a B.A. from Tufts University.

Clarke Miyasaki joined us in April 2008 and currently serves as our vice president, global business development. From August 2004 to April 2008, Clarke served as vice president of business development at Logoworks, which was acquired by Hewlett-Packard in April 2007. From 2002 to 2004, Clarke was an associate at vSpring Capital, an early stage venture capital fund. Clarke holds a B.S. from Brigham Young University.

Aaron Behle joined us in September 2010 and currently serves as our vice president, international. From January 2006 to September 2010 Aaron served as global general manager and chief operating officer of Dragon Alliance, a premium eyewear company that separated from Oakley in June 2008. Aaron continues to serve on the board of directors of Dragon Alliance. From 2001 to 2005, Aaron was vice president of international for Reef, an action sports and surf-inspired footwear brand. He was also an international brand manager for Oakley from 1996 to 1999. Aaron is a licensed CPA in California and holds a B.A. from the University of California, Los Angeles.

Richard Sargente joined us in December 2009 and serves as our vice president, North America sales. From March 2009 to December 2009, Richard served as vice president of sales for the consumer electronics division of Panasonic. From 2004 to March 2009, Richard served as vice president of sales, North America accessories and peripherals division for Philips Electronics. Richard holds a B.S. and M.B.A. from St. Thomas Aquinas College.

Director Biographies

Jeff Kearl has served as a member of our board of directors since March 2005 and currently serves as our chairman and as a member of our compensation committee and our nominating and corporate governance committee. Jeff is the chief executive officer and chairman of the board of Stance, an action sports-inspired men’s hosiery company. From April 2007 to April 2008, Jeff was director of strategy and new ventures for Hewlett Packard. From June 2004, Jeff was executive vice president and a member of the board of Logoworks until it was acquired by Hewlett-Packard in April 2007. Jeff was previously an associate at vSpring Capital, an early stage venture capital fund. Jeff currently serves on the board of directors at Needle, Stance and Connect SDSI. Jeff holds a B.A. from Brigham Young University. Our board of directors has concluded that Jeff should serve on the board of directors and as a member of our compensation committee and our nominating and corporate governance committee based upon his experience as an executive and board member of other companies and, in particular, his relevant action sports-inspired industry experience.

Rick Alden founded Skullcandy in January 2003 and currently serves as a member of our board of directors. From our founding until March 2011, Rick served as our chief executive officer. Prior to founding Skullcandy, Rick co-founded Device Manufacturing, a snowboard boot and binding company, in 1995 and later served as its chief operating officer until it was purchased by Atomic Ski Company in 1999. In 1986, Rick co-founded National Snowboard, a snowboard events and marketing company, which was acquired by the American Ski Association in 1991. Rick also remains active in various entrepreneurial endeavors, including serving on the board of directors of both Stance, an action sports-inspired men’s hosiery company, and Celtek, an action sports apparel company. Rick holds a B.S. from the University of Colorado. Our board of directors has concluded that Rick should serve on the board of directors based upon his experience as an executive of other companies, particularly in the action sports industry, and as our founder. In addition, we expect that Rick will remain active in our various philanthropic efforts, including Boarding for Breast Cancer, a non-profit foundation focused on education, awareness and fundraising, and Vibes for Vets, an internal effort to refurbish customer returned products for distribution to U.S. troops overseas.

Jeremy Andrus. See “—Executive Officer Biographies.”

Doug Collier has served as a member of our board of directors since July 2011 and currently serves as chairman of our audit committee. Doug served as the executive vice president, chief financial officer and secretary of Volcom from May 2008 to June 2011 and as chief financial officer and secretary from 1994 to May 2008. Doug also served as the treasurer of Volcom from April 2005 to May 2008. From 1991 to 1994, Doug served as the controller at Mary Tyler Moore Studios. Doug was a senior analyst tax specialist at KPMG from 1987 to 1990. Doug is a certified public accountant (inactive status). Doug holds a B.S. and an M.S. from San Diego State University. Our board of directors has concluded that Doug should serve on the board of directors and as chairman of our audit committee based upon his experience as an executive of other companies.

Joe Ferreira, Jr. has served as a member of our board of directors since November 2008 . Joe is a co-founder and partner at Goode Partners, a private equity firm. Prior to the founding of Goode Partners, Joe founded and was president and chief executive officer of Woodclyffe Group, an international business consulting and interim management firm. Prior to founding Woodclyffe Group in 2001, Joe was co-chief operating officer, president of international and a member of the board of directors of Avon Products. Joe has served on the board of directors of various companies, public and private, and currently sits on the board of directors of Chuy’s Holdings, Rosa Mexicano, Bowlmor Lanes and Princess House. Joe holds a B.S. from Central Connecticut State University and an M.B.A. from Fordham University. Our board of directors has concluded that Joe should serve on the board of directors based upon his experience as an executive, investor and board member of other companies.

David Oddi has served as a member of our board of directors since November 2008. David is a co-founder and partner at Goode Partners, a private equity firm. Prior to the founding of Goode Partners, David was a partner of Saunders Karp & Megrue, a private equity firm. David previously served as an analyst in the leveraged finance group of Salomon Brothers. David has served on the board of directors of various companies, public and private, and currently sits on the board of Chuy’s Holdings, Intermix, Rosa Mexicano, Luxury Optical Holdings and Bowlmor Lanes. David holds a B.S. from the Wharton School at the University of Pennsylvania. Our board of directors has concluded that David should serve on the board of directors based upon his experience as an investor and board member of other companies.

Scott Olivet has served as a member of our board of directors since June 2011 and currently serves as chairman of our compensation committee and a member of our audit committee. Scott is the executive chairman of RED Digital Cinema, chief executive officer of Renegade Brands since July 2009 and the non-executive chairman of Collective Brands since June 2011. From 2005 to July 2009, Scott served as chief executive officer and director of Oakley, and from July 2009 to February 2011 served as its chairman of the board. Prior to joining Oakley, Scott served as Vice President, NIKE Subsidiaries and New Business Development; Senior Vice President of Real Estate, Store Design, and Construction with Gap; and as a partner with Bain & Company. He has served as a director of Collective Brands, Inc. since 2006, a director of RED Digital Cinema since 2006, a trustee of Pomona College since 2009 and vice-chair of its audit committee since 2011, and a director of the Pacific Council on International Policy since July 2010. Scott holds a B.A. from Pomona College and an M.B.A. from the Graduate School of Business, Stanford University. Our board of directors has concluded that Scott should serve on the board of directors as chairman of our compensation committee and as a member of our audit committee based upon his experience as an executive and board member of other companies.

Greg Warnock has served as a member of our board of directors since August 2006 and currently serves as chairman of our nominating and corporate governance committee and as a member of our compensation committee and our audit committee. Greg is a co-founder and managing director of Mercato Partners, a private equity firm. Prior to the founding of Mercato Partners, Greg co-founded vSpring Capital, an early stage venture capital fund. Greg is also the founder of Junto Partners, an entrepreneurship education initiative that trains and mentors aspiring entrepreneurs. Greg holds a B.S., an M.B.A. and a Ph.D. from the University of Utah. Our board of directors has concluded that Greg should serve on the board of directors as chairman of our nominating and corporate governance and as a member of our compensation committee and our audit committee based upon his experience as an executive and an investor in other companies.

Board of Directors

Our board of directors currently consists of eight directors. Jeremy Andrus and Scott Olivet joined our board in June 2011 and Doug Collier joined in July 2011. Rick Alden, Joe Ferreira, Jr., Jeff Kearl, David Oddi and Greg Warnock were elected as directors pursuant to a security holders agreement. The provisions of the agreement regarding the right of our preferred stockholders to nominate and elect members of the board will terminate upon the consummation of a qualified initial public offering under the agreement. See “Certain Relationships and Related Party Transactions—Series C Convertible Preferred Stock Financing and Stockholder Redemption—Security Holders Agreement.” Additionally, David and Joe have agreed to resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. We are actively seeking for additional board members that meet the NASDAQ independence requirements to fill the vacancies that will be created by the resignations of Joe and David.

Upon consummation of this offering, our bylaws will be amended and restated to provide that the authorized number of directors may be changed only by resolution of the board of directors, and our amended and restated certificate of incorporation will divide our board into three classes with staggered three-year terms. Our board of directors will be divided into three classes designated Class I, Class II and Class III, each with staggered three-year terms, as follows:

•	Class I consists of Jeff Kearl and Jeremy Andrus, whose term will expire at our annual meeting of stockholders to be held in 2012;

•	Class II consists of Scott Olivet and Greg Warnock, whose term will expire at our annual meeting of stockholders to be held in 2013; and

•	Class III consists of Rick Alden and Doug Collier, whose term will expire at our annual meeting of stockholders to be held in 2014.

At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal.

This classification of the board of directors, together with the ability of the stockholders to remove our directors only for cause and the inability of stockholders to call special meetings, may have the effect of delaying or preventing a change in control or management. See “Description of Capital Stock—Anti-Takeover Provisions” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation.

Commencing in fiscal year 2011, our board of directors will review at least annually the independence of each director. During these reviews, the board will consider transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors’ and officers’ questionnaire regarding employment, business, familial, compensation and other relationships with Skullcandy and our management. Prior to the consummation of this offering, our board will meet to formally assess the independence of each of our directors.

As required by The Nasdaq Global Market, or Nasdaq, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Corporate Governance

We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our stockholders. In preparation for the offering being made by this prospectus, we and our board of directors have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and Nasdaq.

Based on this review, we have established and adopted charters for the audit committee, compensation committee and nominating and corporate governance committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees.

Board Committees

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Our audit committee, compensation committee and nominating and corporate governance charters will be available upon the consummation of this offering on our website, www.skullcandy.com.

Audit Committee

Our audit committee consists of three directors: Doug Collier, Greg Warnock and Scott Olivet. Doug serves as the chair of the audit committee. Doug, Greg and Scott are all independent as defined by the applicable rules of the SEC and Nasdaq. Our board of directors has determined that Scott and Doug qualify as audit committee financial experts as defined under Item 407(d)(5) of Regulation S-K of the Securities Act of 1933, as amended. Each member of the audit committee meets the financial literacy and experience requirements of the applicable Nasdaq rules. Both our independent auditors and management periodically meet privately with our audit committee. We have adopted an audit committee charter intended to satisfy applicable Securities and Exchange Commission and Nasdaq rules. We are actively seeking for an additional board member that will be independent under the applicable rules of the SEC and NASDAQ, and that qualifies to serve on our audit committee.

The functions of our audit committee include appointing and determining the compensation for our independent auditors, establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls and reviewing and overseeing our independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of three directors: Jeff Kearl, Greg Warnock and Scott Olivet. Scott serves as the chair of the compensation committee. Greg and Scott are independent under Nasdaq rules and qualify as non-employee directors and outside directors for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 162(m) of the Internal Revenue Code, as amended, or the Code. The compensation committee reviews and recommends to our board of directors the salaries and benefits for our executive officers and recommends overall employee compensation policies. The compensation committee also administers our equity compensation plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of two directors: Greg Warnock and Jeff Kearl. Greg serves as the chair of the nominating and corporate governance committee. Greg is independent under Nasdaq rules. We have adopted a nominating and corporate governance committee charter. The nominating and corporate governance committee will indentify individuals qualified to serve as members of our board of directors, recommend to our board nominees for our annual meetings of stockholders, evaluate our board’s performance, develop and recommend to our board corporate governance guidelines and provide oversight with respect to corporate governance and ethical conduct.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of the board of directors or compensation committee of any related entity that has one or more executive officers serving on our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis section discusses the compensation programs and policies for our executive officers and the compensation committee’s role in the design and administration of these programs and policies and in making specific compensation decisions for our executive officers, including our “named executive officers” for 2010 who consist of Rick Alden, who served as our chief executive officer in 2010; Jeremy Andrus, who served as our president and chief operating officer in 2010; Mitch Edwards, chief financial officer and general counsel; Dan Levine, chief merchandising officer; and Aaron Behle, vice president, international. In March 2011, Rick resigned as our chief executive officer, but remains on our board of directors. In connection with Rick’s resignation, Jeremy was promoted to chief executive officer. The discussion and compensation tables in this section do not give effect to Rick’s resignation or Jeremy’s promotion since they occurred after the periods presented.

Executive Compensation Philosophy and Objectives

We are a leading audio brand company. To succeed in our industry, we must continuously develop and refine new and existing products, and demonstrate an ability to quickly identify and capitalize on new business opportunities. To achieve these objectives, we need a highly talented and seasoned team of technical, sales, marketing, design, operations, financial and other business professionals.

We recognize that our ability to attract and retain these professionals, as well as to grow our organization, largely depends on how we compensate and reward our employees. We strive to create an environment that is responsive to the needs of our employees, is open towards employee communication and continual performance feedback, encourages teamwork and rewards commitment and performance. The principles and objectives of our compensation and benefits programs for our executive officers and other employees are to:

•	attract, engage and retain the best executives to work for us, with experience and managerial talent enabling us to be an employer of choice in highly competitive and dynamic industries;

•	align compensation incentives with our business and financial objectives and the long-term interests of our stockholders;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success; and

•	ensure that our total compensation is fair, reasonable and competitive.

We compete with many other companies in seeking to attract and retain experienced and skilled executives. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers competitive compensation and benefits packages that are focused on long-term value creation and that reward our executive officers for achieving our financial and strategic objectives.

Roles of Our Board of Directors, Compensation Committee and Chief Executive Officer in Compensation Decisions

Historically, the initial compensation arrangements with our executive officers, including the named executive officers, have been determined in arm’s-length negotiations with each individual executive. For each of the named executive officers, these compensation arrangements have been memorialized in formal employment agreements or offer letters, described in “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Current Employment Agreement and Offer Letters” below. Typically, our chief executive officer has been responsible for negotiating these arrangements, except with respect to his own compensation, with the oversight of our board of directors and, since April 2009, with the oversight of our compensation committee. The compensation arrangements have been influenced by a variety of factors, including, but not limited to:

•	our financial condition and available resources;

•	our need to fill a particular position;

•	an evaluation of the competitive market, based on the collective experience of the members of the compensation committee;

•	the length of service of an individual; and

•	the compensation levels of our other executive officers;

each as of the time of the applicable compensation decision. Generally, the focus of these arrangements has been to (i) recruit skilled individuals to help us meet our product development, retailer and distributor acquisition and growth objectives, while continuing to achieve our financial growth and profitability goals, and (ii) to maintain the level of talent and experience needed to further our growth.

Our board of directors and, since April 2009, our compensation committee have been responsible for overseeing our executive compensation program, including the compensation arrangements for our chief executive officer and the other named executive officers. Determinations regarding the named executive officers’ compensation for 2010 were made by the compensation committee after consideration of the recommendations made by Rick and Jeremy (with respect to the named executive officers other than themselves).

To control expenditures and effectively allocate our limited resources, we have not historically engaged compensation consultants or established formal benchmark processes against any set of peer-group companies. In 2010, our compensation committee engaged an independent compensation consulting firm to provide executive compensation advisory services. The current compensation levels of our executive officers, including the named executive officers, primarily reflect the varying roles and responsibilities of each individual, as well as the length of time each executive officer has been employed by us.

Compensation Philosophy

We design the principal components of our executive compensation program to fulfill one or more of the principles and objectives described above. Compensation of our named executive officers for 2010 consisted of the following elements:

•	base salary;

•	annual performance-based bonuses;

•	long-term cash incentives;

•	stock options;

•	certain severance benefits;

•	a retirement savings (401(k)) plan; and

•	health and welfare benefits and certain limited perquisites and other personal benefits.

We view each component of our executive compensation program as related but distinct, and we also regularly reassess the total compensation of our executive officers, including our named executive officers, to ensure that our overall compensation objectives are met. Historically, not all of the enumerated components have been provided to all executive officers. In addition, we have considered, in determining the appropriate level for each compensation component, but not relied on exclusively, our understanding of the competitive market based on the collective experience of members of our compensation committee, our recruiting and retention goals, our view of internal equity and consistency, the length of service of our executive officers, our overall performance and other considerations the compensation committee considers relevant.

We offer cash compensation in the form of base salaries and annual performance-based bonuses that we believe appropriately reward our executive officers for their individual contributions to our business. When making bonus decisions, the compensation committee has considered our financial and operational performance, and in some cases, an executive officer’s individual contributions during the year. We also provide equity compensation in the form of stock options to incentivize our executive officers to focus on the growth of our overall enterprise value and, correspondingly, the creation of value for our stockholders. Historically, we have not granted equity awards to Rick, as he is our founder and holds equity interests in us that provide him with long-term incentives. In addition, we have awarded long-term cash incentive awards as described more fully below under “—Executive Compensation Program Components—Long-Term Incentives—Long-Term Cash Incentives.”

We have not adopted any formal or informal policy or guidelines for allocating compensation between currently-paid and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. However, in accordance with our philosophy of incentivizing performance and linking the interests of our executive officers to those of our stockholders, we have historically placed a greater emphasis on cash and equity performance-based compensation while keeping base salaries to a nominally competitive level.

Each of the components of our executive compensation program is discussed in more detail below. While each element of executive compensation serves particular compensation objectives, as identified below, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our compensation objectives.

Executive Compensation Program Components

The following describes the primary components of our executive compensation program for each of our named executive officers, the rationale for that component, and how compensation amounts are determined.

Base Salary

To obtain executives with the skills and experience that we believe are necessary to lead our growth, we established our named executive officers’ initial base salaries through arm’s-length negotiations at the time the individual was hired, taking into account his qualifications, experience and prior salary level.

Since the formation of our compensation committee in April 2009, the base salaries of our executive officers, including the named executive officers, have been reviewed periodically by the compensation committee. Adjustments have been made as deemed appropriate based on such factors as the scope of an executive officer’s responsibilities, individual contribution, prior experience and sustained performance. Decisions regarding base salary adjustments may also take into account the executive officer’s current base salary, equity ownership and the amounts paid to the executive’s peers inside our company. Base salaries are also customarily reviewed annually and at the time of a promotion or other significant change in an executive officer’s role or responsibilities.

In January 2010, the compensation committee approved base salary increases of 5% for Rick, Jeremy and Dan. These salary increases were based on each executive’s level of responsibility and the compensation committee’s subjective evaluation of each executive’s contributions to our sales and profitability results for the prior year. Aaron and Mitch were hired during 2010 and their base salaries for 2010 were set through negotiations of the terms of their new-hire offer letters.

Annual Performance-Based Bonuses

We provide annual cash bonus opportunities to our executive officers to motivate them to achieve our short-term financial objectives while making progress towards our longer-term growth and other goals. In 2010, Rick, Jeremy, Mitch and Dan were each eligible to receive an annual bonus ranging from 25% to 150% of their respective base salaries based on our attainment of (i) revenue ranging from $151.0 million (referred to below as the revenue threshold) to $183.0 million (referred to below as the revenue maximum) and (ii) Adjusted EBITDA, as a percentage of revenue, or Adjusted EBITDA margin, of no less than 25% (referred to below as the Adjusted EBITDA threshold). Subject to our attainment of the Adjusted EBITDA threshold, bonus payouts for these named executive officers are determined on a linear basis between 25% and 50% of applicable base salary for attainment of our revenue between the revenue threshold and revenue target, and on a linear basis between 50% and 150% of applicable base salary for attainment of our revenue between the revenue target and revenue maximum. The target bonus opportunity for each of Rick, Jeremy, Mitch and Dan was set at 50% of base salary and was payable upon achievement of revenue of $157.0 million and an Adjusted EBITDA margin of at least 25%. During 2010, we achieved an Adjusted EBITDA margin, as calculated by our management, of 25.8% and revenue of $172.3 million. In determining our 2010 revenue attainment, we disregarded (i) revenue generated by our Cutting Edge Audio kiosk business, because this business is not managed by the named executive officers, and (ii) revenue reductions resulting from the sale of products at discounts to their regular prices. Based on our achievement of the Adjusted EBITDA threshold and attaining revenue above the revenue target and below the revenue maximum, 2010 bonuses were determined on a linear basis between 50% and 150% of these executives’ applicable base salaries. Specifically, we achieved revenue of $15.3 million over the revenue target, representing approximately 59% achievement of the $26.0 million range between the revenue target and the revenue maximum ($15.3 million / $26.0 million), meaning that each of these named executive officers received an annual bonus equal to their target percentage plus approximately 59%, which was 109% of base salary.

In light of Aaron’s role as a sales leader, our compensation committee determined that Aaron’s bonus should be based on the achievement of sales attributable to his division (international, excluding Canada), rather than company-wide metrics. Accordingly, subject to our attainment of the Adjusted EBITDA threshold, in 2010 Aaron was eligible to receive an annual bonus ranging from 33% to 100% of his base salary, determined on a linear basis if our international sales, excluding Canada, attained revenue between $11.5 million and $34.9 million. Based on our achievement of the Adjusted EBITDA threshold and international sales revenue (excluding Canada) of $25.2 million, Aaron’s 2010 bonus was paid at 72% of his base salary, representing 72% achievement of the $34.9 million revenue maximum. This annual bonus was then pro-rated to reflect Aaron’s partial-year employment with us for 2010.

The following table lists 2010 target bonuses for, and 2010 cash bonuses actually paid to, our named executive officers:

Named Executive Officer	2010 Target Bonus (% Base Salary)		2010 Actual Bonus (% Base Salary)
Rick Alden	$131,250	(50%)	$285,960	(109%)
Jeremy Andrus	$105,000	(50%)	$228,768	(109%)
Mitch Edwards	$125,000	(50%)	$272,343	(109%)
Dan Levine	$105,000	(50%)	$228,768	(109%)
Aaron Behle(1)	$18,216	(33%)	$43,210	(72%)

(1)	Amounts represent Aaron’s 2010 target bonus and annual bonus, both of which were pro-rated to reflect his partial-year service since joining us in October 2010.

Long-Term Incentives

The goals of our long-term equity incentive awards are to incentivize and reward our executive officers, including our named executive officers, for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders.

Equity Awards

As discussed below, we currently maintain the 2005 Stock Plan, the 2008 Equity Incentive Plan and the 2011 Incentive Award Plan, pursuant to which we have granted awards and, with respect to the 2011 Incentive Award Plan, will continue to grant awards following this offering. The 2011 Incentive Award Plan, the 2008 Equity Incentive Plan and the 2005 Stock Plan are described below under the caption “Equity Incentive Plans.”

To reward our executive officers in a manner that best aligns their interests with the interests of our stockholders, we have in the past used stock options as our equity incentive vehicle. Because our executive officers are able to benefit from stock options only if the market price of our common stock increases relative to the option’s exercise price, we believe stock options provide meaningful incentives to our executive officers to achieve increases in the value of our stock over time. Accordingly, we believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the value of these incentive awards to our future performance. We further believe that our long-term equity compensation encourages the retention of our named executive officers because the vesting of these equity awards is generally linked to continued employment.

Historically, the size and form of the initial equity awards for our named executive officers have been established through arm’s-length negotiation at the time the individual was hired. In making these awards, we considered, among other things, the prospective role and responsibility of the individual, competitive factors, the amount of equity-based compensation held by the executive officer at his or her former employer, our compensation committee’s collective experience with compensation paid in respect of similar roles and in companies in similar stages of growth and industries as us at the time the executive officer was hired, the cash compensation received by the executive officer and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value. We have also in the past made subsequent “refresher” stock option grants to certain employees from time to time, including our named executive officers, to ensure that these individuals remained properly incentivized.

Historically, we have not granted compensatory equity to Rick, as he is our founder and holds equity interests in us that provide him with long-term incentives. During 2010, the only named executive officers who received awards were Mitch, Dan and Aaron.

On May 27, 2010, Mitch was granted new-hire options to purchase 246,694 shares of our common stock in connection with the terms of his offer letter based on negotiations in connection with his hiring and Dan was granted options to purchase 35,000 shares of our common stock. In approving these awards, the compensation committee considered the need to provide new retention incentives to Dan based on his substantial value to us and the fact that he had not been granted an award since September 2008. These options have an exercise price of $10.32 per share, which was determined to be the fair market value of our common stock on the date of grant, and vest over four years, with 25% of the shares vesting on the first anniversary of the date of grant and the remaining shares vesting monthly in equal installments over the next 36 months.

On November 4, 2010, Mitch and Dan were granted additional option awards for 17,990 shares and 70,000 shares, respectively. These options have an exercise price of $12.00 per share, which was determined to be the fair market value of our common stock on the date of grant, and vest over four years, with 25% of the shares vesting on the first anniversary of the date of grant and the remaining shares vesting monthly in equal installments over the next 36 months. In approving these awards, the compensation committee exercised its judgment and discretion and considered the role and responsibility of each named executive officer, including expected future roles and responsibilities and our specific need to retain and properly incentivize each such executive. The compensation committee drew on its collective experience in determining grant levels that were appropriate based on these considerations.

In addition, on November 4, 2010, Aaron was granted 84,000 options and an additional 35,000 performance-vesting options based on negotiations with Aaron in connection with his hiring. The time-vesting options vest with respect to 25% of the shares vesting on the first anniversary of the date of grant and the remaining shares vesting monthly in equal installments over the next 36 months. The performance-vesting options will vest in full if our annual international gross sales (excluding Canada) reach $100 million by December 31, 2013. If this metric has not been reached by December 31, 2013, the options will be forfeited.

As a privately-held company, there has been no market for shares of our common stock. Accordingly, we have had no program, plan or practice pertaining to the timing of stock option grants to our executive officers coinciding with the release of material non-public information about us. We intend to adopt a formal policy regarding the timing of stock option grants and other equity awards in connection with this offering.

Long-Term Cash Incentives

Our board of directors adopted a management incentive plan on November 28, 2008 in which certain employees, including our current named executive officers, other than Rick, participate. Under the original terms of the management incentive plan, upon the occurrence of either: (i) a sale or transfer of the convertible notes and shares held by Goode Skullcandy Holdings, or Goode, with at least 75% of such notes and shares being sold or transferred in exchange for liquid assets, or (ii) the six-month anniversary of our initial public offering, a bonus pool would be established based on the compound annual internal rate of return, or IRR, realized by Goode from its investment. The bonus pool amount under the original terms of the management incentive plan ranged from $2.5 million to $17.5 million based on Goode’s IRR in either transaction ranging from 17.5% to 32.5%. See “Certain Relationships and Related Party Transactions—Series C Convertible Preferred Stock Financing and Stock Redemption” for more information.

Each participant in the management incentive plan was allocated a percentage of the bonus pool. The percentage allocations were initially based on an allocation of a fraction of the bonus pool and were increased proportionately by our board of directors in December 2010 to a total allocation of 100% of the bonus pool in recognition of the fact that the appropriate employees were participating in the pool. Jeremy, Mitch, Dan and Aaron were finally allocated approximately 12%, 7%, 10% and 5%, respectively, of the bonus pool. The original percentages for Mitch and Aaron were set based on negotiations with these executives in connection with their hiring. The percentages for Jeremy and Dan were determined based on each executive’s level of responsibility and the compensation committee’s subjective assessment, based on their collective experience, of the amounts that would be necessary to retain and incentivize these executives. In addition, Jeremy’s employment agreement provided that his percentage allocation would be at a level equal to or greater than that provided to any other participants in the management incentive plan. Under the original terms of the plan, in order to be eligible to receive a payout, the participant was required to be employed through the date of determination of the payout amount and could not be terminated for cause prior to the date the payouts are made.

In December 2010, in recognition of the likelihood that the bonus pool would ultimately be funded at the maximum level based on this anticipated offering, our board of directors determined to pay out the bonus pool on December 31, 2010 and to recognize the associated compensation expense at that time. Accordingly, on December 31, 2010, we amended the management incentive plan to set the maximum pool funding level at $16.5 million and issued subordinated promissory notes to the participants in our management incentive plan with a face value equal to the payout to which each such participant would be entitled, assuming funding of the pool at $16.5 million. Our board of directors determined to retain $1.0 million of the previously allocated $17.5 million bonus pool to pay bonuses to certain employees that were not participants in the management incentive plan. Under their respective promissory notes, each participant was entitled to an immediate payment upon issuance of the note in an amount sufficient to satisfy all tax obligations of the participant arising in connection with the issuance of such note (which amounts were withheld by us and remitted to the appropriate tax authorities). The notes bear interest at a rate of 3.3% per annum, with all unpaid principal and interest amounts payable on the first to occur of (i) the tenth business day following any qualified initial public offering, (ii) the tenth business day following the sale of a majority ownership interest in us, (iii) an enumerated event of default under the note or (iv) December 31, 2012.

Retirement Savings and Other Benefits

We have established a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other salaried employees. Under the 401(k) plan, eligible employees may elect to contribute pre-tax amounts to the plan up to a statutorily prescribed limit. Currently, we match contributions made by participants in the plan up to 4% of compensation. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Additional benefits received by our employees, including the named executive officers, include medical, dental, and vision benefits, and medical and dependent care flexible spending accounts. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time U.S. employees.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.

In order to prevent geographic restrictions on our recruitment and hiring opportunities, we occasionally provide new hires with limited relocation benefits. Our executives, including our named executive officers, are eligible to receive these relocation benefits when we determine that relocation is desirable and/or required due to the specific circumstances of the assignment. We agreed to pay the relocation expenses of Mitch and Dan, up to $15,000 and $50,000, respectively, in connection with their respective relocations upon the commencement of their employment with us. In addition, we provide Rick with a company car to perform his duties as chief executive officer, which involve extensive regional travel. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executives’ compensation packages.

Historically, we have not provided any other perquisites to our named executive officers and we generally do not view perquisites or other personal benefits as a material component of our executive compensation program. In the future, we may provide perquisites or other personal benefits in limited circumstances, where we believe such perquisites are appropriate to assist an individual executive officer in the performance of his duties, to make our executive officers more efficient and effective and for recruitment, motivation and/or retention purposes. Future practices with respect to perquisites or other personal benefits for our named executive officers will be subject to periodic review by the compensation committee.

Severance and Change in Control Benefits

As more fully described below under the caption “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Current Employment Agreements and Offer Letters” and “—Potential Payments Upon Termination or Change-in-Control,” during 2010, (i) each of Rick’s and Jeremy’s employment agreements provided for salary continuation for three years following termination if the executive resigns for “good reason” or is terminated by us without “cause” (each as defined in the agreements), (ii) Mitch’s offer letter provided for up to twenty-four months’ base salary if we terminated him without cause and (iii) Aaron’s offer letter provides for severance in the amount of six months base salary if we terminated him without cause. Dan was not contractually entitled to a severance payment under his employment agreement. We believe that job security is a cause of significant concern and uncertainty for senior executives and that providing protections to these executives in these contexts is therefore appropriate in order to alleviate these concerns and allow the executives to remain focused on their duties and responsibilities in all situations. For a discussion of the material terms of these agreements, see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below. On March 21, 2011, as discussed above, Rick resigned as our chief executive officer and entered into a new Board of Directors Services Agreement (described in “ Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—2011 Agreements” below), in connection with which his employment agreement was terminated.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code

Generally, Section 162(m) of the Internal Revenue Code disallows a tax deduction to any publicly-held corporation for any individual remuneration in excess of $1.0 million paid in any taxable year to its chief executive officer and each of its other named executive officers, other than its chief financial officer. However, remuneration in excess of $1.0 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Internal Revenue Code.

As we are not currently publicly-traded, the compensation committee has not previously taken the deductibility limit imposed by Section 162(m) of the Internal Revenue Code into consideration in setting compensation. Following this offering, we expect that, where reasonably practicable, the compensation committee may seek to qualify the variable compensation paid to our named executive officers for the “performance-based compensation” exemption from the deductibility limitations of Section 162(m) of the Internal Revenue Code. As such, in approving the amount and form of compensation for our named executive officers in the future, the compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m) of the Internal Revenue Code. The compensation committee may, in its judgment, authorize compensation payments that do not comply with this exemption from the deductibility limit in Section 162(m) of the Internal Revenue Code when it believes that such payments are appropriate to attract and retain executive talent.

Furthermore, we do not expect Section 162(m) of the Internal Revenue Code to apply to awards under the 2011 Incentive Award Plan until the earliest to occur of our annual stockholders’ meeting in 2015, a material modification of the 2011 Incentive Award Plan or exhaustion of the share supply under the 2011 Incentive Award Plan. However, qualified performance-based compensation performance criteria may be used with respect to performance awards that are not intended to constitute qualified performance-based compensation under Section 162(m) of the Internal Revenue Code.

Section 280G of the Internal Revenue Code

Section 280G of the Internal Revenue Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Internal Revenue Code imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are compensation linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Internal Revenue Code based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, our compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 280G of the

Internal Revenue Code. However, our compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Internal Revenue Code and the imposition of excise taxes under Section 4999 of the Internal Revenue Code when it believes that such arrangements are appropriate to attract and retain executive talent.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options, restricted stock, restricted stock units and other equity-based awards under our equity incentive award plans will be accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Executive Compensation Tables

Summary Compensation Table for the Twelve Months Ended December 31, 2010

The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during the year ended December 31, 2010.

Name and Principal Position	Year	Salary ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Rick Alden Chief Executive Officer(4)	2010	262,500		–	285,960	22,812	571,272

Jeremy Andrus President and Chief Operating Officer	2010	210,000		–	2,216,720	9,800	2,436,520

Mitch Edwards Chief Financial Officer and General Counsel	2010	153,425	(5)	1,394,785	1,465,114	20,769	3,034,093

Dan Levine Chief Merchandising Officer	2010	210,000		583,996	1,819,129	25,247	2,638,372

Aaron Behle Vice President, International	2010	55,452	(6)	681,224	838,391	2,223	1,577,290

(1)	Amounts reflect the full grant-date fair value of stock options granted during 2010, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock option awards made to executive officers in note 10 to our consolidated financial statements included in this prospectus. There can be no assurance that awards will vest or will be exercised (if they are not exercised, no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value determined under ASC Topic 718.

(2)	Amounts shown in the table above represent the issuance of subordinated promissory notes to management incentive plan participants. On December 31, 2010, we issued subordinated promissory notes to the participants in our management incentive plan with a face value equal to the payout to which each such participant would be entitled, assuming funding of the pool at $16.5 million. For a description of the promissory notes refer to the discussion under the caption “Executive Compensation Program Components—Long-Term Incentives—Long-Term Cash Incentives.” Amounts also represent 2010 cash bonuses paid to each named executive officer pursuant to our 2010 bonus program. For a description of the 2010 bonus program, refer to the discussion under the caption “—Executive Compensation Program Components—Annual Performance-Based Bonuses” above.

(3)	Amounts under the “All Other Compensation” column for the twelve months ended December 31, 2010 consist of 401(k) company matching contributions, payments of Mitch’s and Dan’s relocation expenses and the incremental cost of providing Rick a company car as shown in the table below.

Name	401(k) Plan Company Contributions($)	Relocation Benefit($)	Incremental Cost of Company Car($)(a)
Rick Alden	9,800	–	13,012
Jeremy Andrus	9,800	–	–
Mitch Edwards	5,769	15,000	–
Dan Levine	–	25,247	–
Aaron Behle	2,123	–	–

(a)	The incremental cost of the company car to us has been calculated based on the depreciation value of the vehicle.

(4)	Rick resigned as our chief executive officer effective March 21, 2011.

(5)	Mitch was hired in May 2010. This table reflects his base salary earned beginning on his hire date. Mitch has an annual base salary of $250,000.

(6)	Aaron was hired in October 2010. This table reflects his base salary earned beginning on his hire date. Aaron has an annual base salary of $230,000.

Grants of Plan-Based Awards in 2010

The following table sets forth certain information with respect to grants of plan-based awards to our named executive officers for the year ended December 31, 2010.

Name	Grant Date	Estimated Payouts Under Non-Equity Incentive Plan Awards						All Other Option Awards: Number of Securities Underlying Options (# shares)	Exercise or Base Price of Option Awards Per Share ($)	Grant Date Fair Value of Stock and Options Awards ($) (1)
		Threshold ($)		Target ($)		Maximum ($)
Rick Alden		65,625	(2)	131,250	(2)	393,750	(2)

Jeremy Andrus		52,500	(2)	105,000	(2)	315,000	(2)
		301,205	(3)	1,987,952	(3)	1,987,952	(3)
Mitch Edwards		62,500	(2)	125,000	(2)	375,000	(2)
		180,723	(3)	1,192,771	(3)	1,192,771	(3)
	5/2710							246,694	10.32	1,291,800
	11/4/10							17,990	12.00	102,985

Dan Levine		52,500	(2)	105,000	(2)	315,000	(2)
		240,964	(3)	1,590,361	(3)	1,590,361	(3)
	5/27/10							35,000	10.32	183,276
	11/4/10							70,000	12.00	400,720

Aaron Behle		14,966	(2)	19,755	(2)	59,863	(2)
		120,482	(3)	795,181	(3)	795,181	(3)
	11/4/10							84,000	12.00	520,936
	11/4/10							35,000	12.00	160,288

(1)	The amounts shown in the this column represent the aggregate grant date fair value of option awards granted during 2010, computed in accordance with ASC Topic 718. See note 10 to our consolidated financial statements included in this prospectus for a discussion of valuation assumptions used in determining aggregate grant date fair values.

(2)

The amounts shown represent the estimated payouts under our 2010 bonus program. For Rick, Jeremy, Mitch and Dan, (i) the “Threshold” amounts shown represent 25% of each named executive officer’s base salary payable under the bonus program upon achievement of the plan’s minimum or threshold revenue and threshold EBITDA margin; (ii) the “Target” amounts shown represent 50% of each named executive officer’s base salary payable under the bonus program upon achievement of the plan’s target revenue and threshold EBITDA margin and (iii) the “Maximum” amounts shown represent 150% of each named executive officer’s base salary payable under the bonus program upon achievement of the plan’s maximum revenue and threshold EBITDA margin. For Aaron, the “Threshold” and “Target” amounts shown represents 33% of his base salary payable under the bonus program upon achievement of the plan’s target revenue and threshold EBITDA margin and the “Maximum” amount shown represents 100% of his base salary payable under the bonus program upon achievement of the plan’s maximum revenue and threshold EBITDA margin. The value for Aaron has been pro-rated to reflect his hire date in 2010. See “—Executive Compensation Program Components—Annual Performance-Based Bonuses” for a discussion of our 2010 bonus program.

(3)	The amounts shown represent the estimated payouts under the amended terms of our management incentive plan described more fully under “Compensation Discussion and Analysis—Long-Term Incentives—Long-Term Cash Incentives.” The “Threshold” amounts shown represent each named executive officer’s payout upon achievement by Goode of an IRR of 17.5% resulting in the bonus pool funding at $2.5 million. The “Maximum” amounts shown represent each named executive officer’s payout upon achievement by Goode of an IRR of 32.5% resulting in the bonus pool funding at $16.5 million under the amended terms of our management incentive plan. The “Maximum” payout amounts have also been used as the Target amounts as the IRR at December 31, 2010 was above 32.5%. In December 2010, we issued subordinated promissory notes to the participants in the management incentive plan with a face value equal to the payout to which each such participant would be entitled, assuming funding of the pool at $16.5 million, in full satisfaction of our obligations under the management incentive plan. See “—Executive Compensation Program Components—Long-Term Incentives—Long-Term Cash Incentives.” In connection with the issuance of the 2010 notes, the management incentive plan was terminated.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

2010 Employment Agreements and Offer Letters

We have entered into employment agreements and offer letters with each of our named executive officers with respect to 2010. The principal elements of these employment letters are summarized below.

Rick Alden. In November 2008, we entered into an employment and non-compete agreement with Rick, pursuant to which Rick served as our chief executive officer. Rick’s agreement had a term ending on November 28, 2011, subject to automatic one-year extensions thereafter unless either party elected not to extend the term. Under the agreement, Rick’s annual base salary was set at $250,000, subject to annual increases in an amount not less than the increase in the Consumer Price Index for Urban Customers issued by the Department of Labor for the preceding calendar year. Rick’s 2010 annual base salary was $262,500. The agreement provided that Rick was eligible to receive an annual cash bonus based upon the achievement of performance goals set in good faith by the board of directors and consistent with the bonus plan in place for senior management. The agreement also provided that, during the term of the agreement, Rick was (i) entitled to four weeks of vacation and use of a company-owned vehicle with all related expenses paid by us, and (ii) eligible to participate in any of our employee benefit plans generally available to our senior executives. Rick was also eligible to receive discretionary equity awards under his agreement.

If Rick’s employment was terminated by Rick for “good reason” or by us without “cause” (each as defined in his agreement), Rick would have been entitled to severance pay equal to three times his base salary in effect at the time of termination, payable in accordance with our regular payroll practices over a period of three years following termination. These severance benefits were conditioned on Rick delivering a general release to us within 45 days following his termination of employment. If Rick’s employment terminated due to his death, his dependents would have been entitled to company-paid “COBRA” continuation healthcare benefits for one year following such termination (but we would not make any salary continuation payments).

Rick’s agreement requires him to comply with non-compete, non-solicitation, assignment of inventions and copyrightable works, confidentiality and non-disparagement covenants during and for specified periods after his employment. If Rick fails to comply with these covenants, he will forfeit his right to continuation of cash severance (if applicable). In addition, at our election, we may choose to pay additional salary continuation severance in exchange for Rick’s extended compliance with these covenants.

For purposes of Rick’s employment agreement, the term “cause” is defined as:

(i)	any act or omission constituting a material breach by Rick of any provisions of the employment agreement, provided that any breach of Article III of the employment agreement relating to Rick’s restrictive covenants (described above) will be deemed a material breach of the employment agreement;

(ii)	the failure by Rick to perform his duties under the employment agreement (other than any such failure resulting from his disability), after demand for performance is delivered by us that identifies in reasonable detail the manner in which we believe Rick has not performed his duties, if, within 30 days of such demand, Rick fails to cure any such failure capable of being cured;

(iii)	any act or misconduct materially injurious to us or any of our subsidiaries or any act of misappropriation, fraud including with respect to our accounting and financial statements, embezzlement or conversion by Rick of our property or the property of any of our subsidiaries;

(iv)	the conviction (or plea of no contest) of Rick for any felony or the indictment (or similar formal charge) of Rick for any felony or any lesser crime involving fraud, moral turpitude, embezzlement or theft;

(v)	the commission of any violation of any anti-fraud, sexual harassment or discrimination laws;

(vi)	alcohol or prescription or other drug abuse substantially affecting work performance; or

(vii)	material violation of any of our written policies applicable to our executives or employees.

For purposes of Rick’s employment agreement, the term “good reason” is defined as:

(i)	unless previously approved by Rick, our change in the location at which Rick performs his principal duties for our company to a location outside the Park City, Utah metropolitan area;

(ii)	our failure to comply with any material provision of the employment agreement which is not cured within 30 days after Rick has given written notice that identifies in reasonable detail the manner in which Rick believes our company has failed to comply;

(iii)	any reduction in Rick’s salary; or

(iv)	the failure of a successor to assume the employment agreement.

On March 21, 2011, Rick resigned as our chief executive officer and entered into a Board of Directors Services Agreement, described under “—2011 Agreements” below.

Jeremy Andrus. In November 2008, we entered into an employment and non-compete agreement with Jeremy, pursuant to which Jeremy serves as our president and chief operating officer. The agreement will remain in effect through November 28, 2011 and will extend for additional one-year periods thereafter unless either party elects not to extend the term. Under the agreement, Jeremy’s annual base salary was set at $200,000, subject to annual increases in an amount not less than the increase in the Consumer Price Index for Urban Customers issued by the Department of Labor for the preceding calendar year. Jeremy’s 2010 annual base salary was $210,000. The agreement provides that Jeremy is eligible to participate in any executive bonus plan in which the chief executive officer or other senior executive officers participate on equal terms. In addition, the agreement provides that Jeremy is entitled to participate in the management incentive plan adopted in November of 2008 and discussed more fully under “—Executive Compensation Program Components—Long-Term Incentives—Long-Term Cash Incentives” at a level equal to or greater than that provided to any other participants in that management incentive plan as long as he is employed by us on the date that the management incentive plan is paid. The agreement also provides that, during the term of the agreement, Jeremy is entitled to four weeks of vacation and is eligible to participate in any of our employee benefit plans generally available to our senior executives. Pursuant to the agreement, Jeremy was granted stock options covering 238,000 shares of common stock with an exercise price of $7.42 on April 3, 2009, vesting over a four-year period with 25% of the shares vesting on the first anniversary of the vesting commencement date and the remaining shares vesting monthly in equal installments thereafter over 36 months.

If Jeremy’s employment is terminated by Jeremy for “good reason” or by us without “cause” (each as defined in his agreement), Jeremy will be entitled to severance pay equal to three times his base salary in effect at the time of termination, payable in accordance with our regular payroll practices for a period of three years following termination. These severance benefits are conditioned on Jeremy delivering to us a general release within 45 days following his termination of employment. In addition, Jeremy’s agreement requires him to comply with non-compete, non-solicitation, assignment of inventions and copyrightable works, confidentiality and non-disparagement covenants of the agreement during and for specified periods after his employment. If Jeremy fails to comply with these covenants, he will forfeit his right to continuation of cash severance (if applicable). In addition, at our election, we may choose to pay additional salary continuation severance in exchange for Jeremy’s extended compliance with these covenants.

For purposes of Jeremy’s employment agreement, the term “cause” is defined as:

(i)	any act or omission constituting a material breach by Jeremy of any provisions of the employment agreement, provided that any breach of Article III of the employment agreement relating to Jeremy’s restrictive covenants (described above) will be deemed a material breach of the employment agreement;

(ii)	the continuous material failure by Jeremy to perform his duties under the employment agreement (other than any such failure resulting from his disability), after demand for performance is delivered by us that identifies in reasonable detail the manner in which we believe Jeremy has not performed his duties and how such performance must be cured, if, within 60 days of such demand, Jeremy fails to cure any such failure capable of being cured;

(iii)	any willful act or misconduct materially injurious to us or any of our subsidiaries, or any act of misappropriation, fraud including with respect to our accounting and financial statements, embezzlement or conversion by Jeremy of our property or the property of any of our subsidiaries;

(iv)	the conviction (or plea of no contest) of Jeremy for any felony or the indictment (or similar formal charge) of Jeremy for any felony or any lesser crime involving fraud, moral turpitude, embezzlement or theft;

(v)	the commission of any violation of any anti-fraud, sexual harassment or discrimination laws;

(vi)	alcohol or prescription or other drug abuse substantially affecting work performance; or

(vii)	material violation of any of our written policies applicable to our executives or employees which results in material harm to our company or our employees.

For purposes of Jeremy’s employment agreement, the term “good reason” is defined as:

(i)	unless previously approved by Jeremy, our change in the location at which Jeremy performs his principal duties for our company to a location outside the Park City, Utah metropolitan area;

(ii)	our failure to comply with any material provision of the employment agreement which is not cured within 30 days after Jeremy has given written notice that identifies in reasonable detail the manner in which Jeremy believes our company has failed to comply;

(iii)	any reduction in Jeremy’s salary;

(iv)	a material diminution in Jeremy’s duties; or

(v)	the failure of a successor to assume the employment agreement.

Mitch Edwards. In June 2010, we entered into an offer letter with Mitch Edwards. Under the offer letter, Mitch’s annual base salary was set at $250,000. The offer letter provides that Mitch is eligible to receive an annual cash bonus for 2010 based upon the achievement of revenue and EBITDA margin performance goals, as more fully discussed under “—Executive Compensation Program Components—Annual Performance-Based Bonuses.” The offer letter also provides that Mitch may participate in the management incentive plan and would be allocated 6% of the bonus pool, which amount was subsequently increased to 7% of the bonus pool, as more fully discussed under “—Executive Compensation Program Components—Long-Term Incentives—Long-Term Cash Incentives.” Pursuant to the offer letter, Mitch was granted stock options covering an aggregate of 246,694 shares of common stock with an exercise price of $10.32 per share, vesting over four years with accelerated vesting upon a change of control or a termination without cause within the first 24 months of employment. The offer letter also provided for $15,000 in relocation benefits. Under the offer letter, Mitch is also entitled to participate in our 401(k) plan and receive a 4% matching contribution from us in accordance with the terms of the plan, in addition to which, Mitch is entitled to three weeks of vacation and participation in our health plans while employed. As required by his offer letter, Mitch has also entered into an Employment, Confidential Information, Invention Assignment and Arbitration Agreement. Under his offer letter, in the event of a termination without “cause,” Mitch’s first 24 months of base salary will be guaranteed up to his 18th month of employment. Beginning with the 19th month, he will receive 6 months’ base salary as severance.

Dan Levine. In August 2008, we entered into an offer letter with Dan Levine. Under the offer letter, Dan’s annual base salary was initially set at $200,000. Dan’s 2010 annual base salary was $210,000. The offer letter provides that Dan is eligible to receive an annual cash bonus based upon the achievement of revenue and other performance goals to be established by the board of directors. Pursuant to the offer letter, Dan was granted stock options covering an aggregate of 98,000 shares of common stock. The offer letter also provided for reimbursement of up to $50,000 in relocation and related travel expenses. Under the offer letter, Dan is entitled to participate in our 401(k) plan and receive a 4% matching contribution from us in accordance with the terms of the plan, in addition to which, Dan is entitled to three weeks of vacation and participation in our health plans while employed. As required by his offer letter, Dan has also entered into an Employment, Confidential Information, Invention Assignment and Arbitration Agreement.

Aaron Behle. In September 2010, we entered into an offer letter with Aaron. Under the offer letter, Aaron’s annual base salary was set at $230,000. The offer letter provides that Aaron may participate in the management incentive plan at an allocation of 4% of the bonus pool, which amount was subsequently increased to 5% of the bonus pool, as more fully discussed under “—Executive Compensation Program Components—Long-Term Incentives—Long-Term Cash Incentives.” Pursuant to the offer letter, Aaron was granted stock options covering 84,000 shares of common stock and 35,000 performance-vesting stock options, as described more fully under “—Executive Compensation Program Components—Long-Term Incentives—Equity Awards.” Under the offer letter, Aaron is also entitled to participate in our 401(k) plan and receive a 4% matching contribution from us in accordance with the terms of the plan, in addition to which, Aaron is entitled to three weeks of vacation and participation in our health plans while employed. As required by his offer letter, Aaron has also entered into an Employment, Confidential Information, Invention Assignment and Arbitration Agreement. Under his offer letter, in the event of a termination without “cause,” Aaron will be entitled to continuation of his annual base salary plus benefits for a period of six months following termination of employment.

2011 Agreements

Jeremy Andrus. In connection with his promotion to serve as our chief executive officer in March 2011, our board of directors approved an increase in Jeremy’s annual base salary to $300,000, effective as of March 21, 2011, and an increase in Jeremy’s annual cash bonus target to 65% of his annual base salary, based upon the achievement of company performance targets established by us. In addition, the board of directors agreed to grant Jeremy, upon the consummation of our initial public offering, options to purchase 140,000 shares of our common stock at an exercise price equal to the initial public offering price, with such options vesting over a period of four years.

Rick Alden. In connection with his resignation as our chief executive officer in March 2011, Rick entered into a Board of Directors Services Agreement pursuant to which he will serve as a member of our board of directors for an initial period of least one year. Under the agreement, Rick is entitled to receive, in addition to payment of accrued compensation and benefits through the date of his resignation, a payment in an amount equal to two years of his base salary in effect on the date of his resignation, payable in substantially equal installments over two years in accordance with our standard payroll practices, and is entitled to receive health insurance benefits for a period of three years, subject to his continued board service during that period. Rick’s board membership may not be terminated until the later of (a) a specified date agreed upon in any other agreement, (b) March 21, 2014 or (c) when he no longer owns 10% of the issued and outstanding equity in our company.

Outstanding Equity Awards at December 31, 2010

The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2010.

	Vesting Commencement Date	Option Awards
Name		Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)(1)		Option Exercise Price ($)	Option Expiration Date
Rick Alden	–	–	–		–	–

Jeremy Andrus	1/1/2009	114,044	123,956		7.42	4/3/2019

Mitch Edwards	5/21/2010	–	246,694	(2)	10.32	5/27/2020
	11/4/2010	–	17,990	(2)	12.00	11/4/2020

Dan Levine	5/28/2008	38,766	22,316		2.74	5/28/2018
	9/2/2008	19,334	15,316		5.26	9/5/2018
	5/27/2010	–	35,000		10.32	5/27/2020
	11/4/2010	–	70,000		12.00	11/4/2020

Aaron Behle	9/27/2010	–	84,000		12.00	11/4/2020
	9/27/2010	–	35,000	(3)	12.00	11/4/2020

(1)	Except as specified in footnotes (2) and (3) below, these options vest as to 25% of the shares on the first anniversary of the vesting commencement date and as to the remaining shares monthly in equal installments over the next 36 months.

(2)	These options vest as to 25% of the shares on the first anniversary of the vesting commencement date and as to the remaining shares monthly in equal installments over the next 36 months, subject to accelerated vesting upon a change of control or a termination without cause within the first 24 months of employment.

(3)	These performance-vesting options will vest in full if our international gross sales (excluding Canada) reach $100 million by December 31, 2013. If this metric has not been reached by December 31, 2013, the options are forfeited.

Option Exercises and Stock Vested

None of our named executive officers exercised any options or had any stock vest during the year ended December 31, 2010.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change-in-Control

The information below describes and quantifies certain compensation and benefits that would have become payable to our named executive officers (other than Dan) in the event of a qualifying change in control and/or a qualifying termination of the named executive officers’ employment, in either case, on December 31, 2010 under applicable agreements or letters in effect as of that date. Dan is not contractually entitled to any severance or other benefits in the event of a change in control and/or termination. The information below does not generally reflect compensation and benefits available to all salaried employees upon termination of employment with us under similar circumstances. Amounts shown in the table below do not include payouts under our management incentive plan, which was terminated outside of the context of a change in control on December 31, 2010 and paid in full through the issuance of subordinated promissory notes to the participants in the management incentive plan. Such amounts have been included in the Summary Compensation Table above.

Named Executive Officer	Scenario	Severance($)(1)	COBRA Continuation($)(2)	Option Acceleration($)(3)		Total($)
Rick Alden(4)	Termination without Cause or for Good Reason	787,500	–	–		787,500

	Death	–	8,363	–		8,363

Jeremy Andrus	Termination without Cause or for Good Reason	630,000	–	–		630,000

Mitch Edwards	Termination without Cause	375,000	–	729,974	(5)	1,104,974

	Change in Control	–	–	729,974	(5)	729,974

Aaron Behle	Termination without Cause	115,000	–	–		115,000

(1)	In the event of a termination without “cause” or for “good reason,” Rick’s and Jeremy’s employment agreements provide that we will continue to provide them with severance pay in the amount of their base salary at the time of termination for a period of three years following termination. Mitch’s offer letter provides that in the event a termination without “cause,” Mitch’s first 24 months of base salary will be guaranteed up to his 18th month of employment. Beginning with the 19th month, he will receive 6 months severance. Aaron’s offer letter provides for severance in the amount of six months base salary if we terminate him without “cause.”

(2)	In the event of death, Rick is entitled to COBRA continuation healthcare for his dependents for one year following the event.

(3)	Under our 2005 Stock Plan and 2008 Equity Incentive Plan, in the event of a change in control, if the outstanding options are not assumed or substituted, outstanding unvested awards will accelerate. See “—Equity Incentive Plans—2005 Stock Plan” and “—Equity Incentive Plans—2008 Equity Incentive Plan” below for additional information on the treatment of these awards in the event of a change in control. Amounts in this table do not reflect such acceleration as the options do not automatically accelerate upon a change in control and only accelerate if they are not assumed or substituted.

(4)	Amounts represent compensation and benefits that would have become payable to Rick upon a qualifying termination of employment on December 31, 2010, and do not represent amounts payable to Rick upon his resignation as our chief executive officer on March 21, 2011.

(5)	Pursuant to Mitch’s offer letter, his initial option award for 246,694 shares of our common stock granted in connection with his hiring in May 2010 and the additional option award for 17,990 shares of our common stock granted in November 2010 will accelerate upon a change of control or a termination without cause within the first 24 months of employment.

Equity Incentive Plans

2005 Stock Plan

In May 2005 we adopted, and our stockholders approved, the 2005 Stock Plan, referred to as the 2005 Plan, to attract, retain and provide incentives to the best available personnel for positions of substantial responsibility with us. The 2005 Plan was amended and restated on August 10, 2006 and further amended on August 27, 2007 and December 19, 2007. We refer to this plan, as amended, as the 2005 Plan. Following our adoption of the 2008 Equity Incentive Plan (discussed below), we have not made any further awards under the 2005 Plan. The material terms of the 2005 Plan are summarized below.

Eligibility. Our employees, directors and consultants, as well as employees, directors and consultants of certain of our parent and subsidiary entities, are eligible to receive awards under the 2005 Plan.

Administration. The 2005 Plan is administered by our board of directors. Our board may also delegate its administrative powers to a committee of the board (referred to collectively as the plan administrator). After the closing of this offering, certain limitations as to the composition of the plan administrator may be imposed under Section 162(m) of the Internal Revenue Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator has broad authority to make determinations and interpretations under, prescribe forms for use with, and adopt rules for the administration of, the 2005 Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the 2005 Plan, including any vesting and acceleration conditions.

Limitation on Awards and Shares Available. The aggregate number of shares of our common stock authorized for issuance pursuant to the 2005 Plan prior to our adoption of the 2008 Equity Incentive Plan was 4,890,592 shares. The following types of shares were, prior to our adoption of the 2008 Equity Incentive Plan, added back to the 2005 Plan’s share reserve: shares subject to options or stock purchase rights that expired or became unexercisable (to the extent of such expiration or non-exercise); and shares of restricted stock that were repurchased by us at their original purchase price.

Awards. The 2005 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, and stock purchase rights. ISOs may be granted to our employees and employees of our qualifying parent and subsidiary corporations. NSOs may be granted to our employees, consultants and directors and the employees, consultants and directors of certain of our parent and subsidiary entities. Awards under the 2005 Plan are set forth in award agreements, which detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards are settled in shares of our common stock. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other Internal Revenue Code requirements are satisfied. The exercise price of an ISO may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The exercise price of NSOs shall be determined by the plan administrator. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•

Stock Purchase Rights. Stock purchase rights represent rights to acquire restricted stock, which is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified vesting conditions are met, and which may be subject to a purchase price. Vesting conditions applicable to stock purchase rights may be based on continuing service with us or our affiliates, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Certain Transactions. The plan administrator has broad discretion to equitably adjust the provisions of the 2005 Plan, as well as the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, consolidations, reorganizations, asset sales and other corporate transactions. In the event we merge into another corporation or undergo a change in control (as defined in the 2005 Plan), each outstanding option and stock purchase right shall be assumed or substituted with an equivalent award. Where the acquirer does not assume or replace awards granted under the 2005 Plan, awards issued under the 2005 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The plan administrator shall notify the holders that the awards are fully exercisable for a 15-day period following the date of such notice and the awards will terminate upon expiration of the period. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Nontransferability. Generally, awards granted under the 2005 Plan are not transferable by a participant other than by will or by the laws of descent and distribution.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2005 Plan at any time subject to obtaining stockholder approval to the extent necessary under applicable laws; provided that no amendment or termination may impair the rights of a participant without the affected participant’s consent.

2008 Equity Incentive Plan

In November 2008, we adopted, and our stockholders approved, the 2008 Equity Incentive Plan, referred to as the 2008 Plan, to attract, retain and provide incentives to the best available personnel for positions of substantial responsibility with our company. As of the consummation of this offering, no further grants will be made under the 2008 Plan. The material terms of the 2008 Plan are summarized below.

Eligibility. Our employees, directors and consultants, as well as employees, directors and consultants of certain of our parent and subsidiary entities, are eligible to receive awards under the 2008 Plan.

Administration. The 2008 Plan is administered by our board of directors. Our board may also delegate its administrative powers to the compensation committee and/or to other subcommittees of the board consisting of no less than two directors appointed by the board (referred to collectively as the plan administrator). After the closing of this offering, certain limitations as to the composition of the plan administrator may be imposed under Section 162(m) of the Internal Revenue Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator has broad authority to make determinations and interpretations under, prescribe forms for use with, and adopt rules for the administration of, the 2008 Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the 2008 Plan, including any vesting and acceleration conditions.

Limitation on Awards and Shares Available. The aggregate number of shares of our common stock authorized for issuance pursuant to the 2008 Plan may not exceed a maximum of 4,722,200 shares, comprised of (i) 2,586,514 shares initially authorized under the 2008 Plan and (ii) 2,135,686 shares that were reserved for awards which were not granted under the 2005 Plan as of the date of stockholder approval of the 2008 Plan or which were subject to awards under the 2005 Plan that were forfeited or expired. The following types of shares will be added back to the 2008 Plan’s share reserve: shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award granted under the 2008 Plan; shares subject to awards that expire or become unexercisable (to the extent of such expiration or non-exercise); shares that are surrendered pursuant to an exchange program; shares of restricted stock issued pursuant to the early exercise of an option that fail to vest; and shares covered by stock appreciation rights that are not delivered upon settlement of the stock appreciation rights.

Awards. The 2008 Plan provides for the grant of stock options, including ISOs or NSOs, and stock appreciation rights. ISOs may be granted to our employees and employees of our qualifying parent and subsidiary corporations. NSOs and stock appreciation rights may be granted to our employees, consultants and directors and the employees, consultants and directors of certain of our parent and subsidiary entities. Stock options granted under the 2008 Plan may permit early exercise prior to vesting, in which case restricted shares that are subject to the vesting schedule applicable to the underlying stock option will be delivered upon exercise. Awards under the 2008 Plan are set forth in award agreements, which detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards are generally settled in shares of our common stock. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other Internal Revenue Code requirements are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. A stock option may provide for “early exercise” prior to vesting in exchange for shares of restricted shares that vest on the option’s vesting schedule.

•

Stock Appreciation Rights. Stock appreciation rights, or SARs, entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted Stock. Restricted stock may be issued pursuant to the early exercise of options and may be forfeited for no consideration if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

Certain Transactions. The plan administrator has broad discretion to equitably adjust the provisions of the 2008 Plan, as well as the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, consolidations, reorganizations, asset sales and other corporate transactions. The plan administrator has discretion, upon the occurrence of a change in control (as defined in the 2008 Plan), to provide that awards outstanding under the 2008 Plan will be assumed, substituted with equivalent awards, accelerated and terminated, cashed out or any combination of the foregoing, except that if awards will not be assumed, cashed out or substituted with equivalent awards, the awards will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable, prior to the consummation of such transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Nontransferability. Generally, awards granted under the 2008 Plan are not transferable by a participant other than by will or by the laws of descent and distribution.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2008 Plan at any time subject to obtaining stockholder approval to the extent necessary under applicable laws; provided that no amendment or termination may impair the rights of a participant without the affected participant’s consent.

2011 Incentive Award Plan

In June 2011, our board of directors adopted and our stockholders approved the 2011 Incentive Award Plan, referred to as the 2011 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2011 Plan are summarized below.

Eligibility and Administration. Our employees, consultants and directors are eligible to receive awards under the 2011 Plan. The 2011 Plan is administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator), subject to certain limitations that may be imposed under Section 162(m) of the Internal Revenue Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2011 Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the 2011 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. No awards may be granted under the 2011 Plan prior to the consummation of this offering. The aggregate number of shares of our common stock that will be available for issuance under awards granted pursuant to the 2011 Plan equals the sum of (i) 2,352,000 shares and (ii) any shares of our common stock subject to awards outstanding under the 2008 Plan or the 2005 Plan as of the consummation of this offering that terminate, expire or lapse for any reason on or after such date (up to a maximum of 3,479,938 shares). After the consummation of this offering, we will not grant any additional awards under the 2008 Plan. Shares granted under the 2011 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. Shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award granted under the 2011 Plan, and shares subject to an award that is granted under the 2011 Plan that is forfeited, expires or is settled for cash, may be used again for new grants under the 2011 Plan. However, the following shares may not be used again for grant under the 2011 Plan: (i) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2011 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2011 Plan. After a transition period that may apply following the effective date of the offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2011 Plan during any calendar year will be 705,600 and the maximum amount that may be paid in cash pursuant to the 2011 Plan to any one participant during any calendar year period will be $5,000,000.

Awards. The 2011 Plan provides for the grant of stock options, including ISOs and NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, SARs and cash awards. Certain awards under the 2011 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2011 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards will generally be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted Stock, Deferred Stock, Restricted Stock Units and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Deferred stock and RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying these awards may be deferred under the terms of the award or at the election of the participant if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, deferred stock, RSUs and performance shares may be based on continuing service with us or our affiliates, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•

Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards.

Dividend equivalents are credited as of dividend payments dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the 2011 Plan unless and until such awards have vested.

Performance Awards. Performance awards include any of the awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Internal Revenue Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Internal Revenue Code.

Section 162(m) of the Internal Revenue Code imposes a $1,000,000 cap on the compensation deduction that we may take in respect of compensation paid to our “covered employees” (which should include our chief executive officer and our next three most highly compensated employees other than our chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. We do not expect Section 162(m) of the Internal Revenue Code to apply to awards under the 2011 Plan until the earliest to occur of our annual stockholders’ meeting in 2015, a material modification of the 2011 Plan or exhaustion of the share supply under the 2011 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC.

In order to constitute QPBC under Section 162(m) of the Internal Revenue Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2011 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per share; (xix) price per share of common stock; (xx) market share; and (xxi) economic value, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The 2011 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions. The plan administrator has broad discretion to equitably adjust the provisions of the 2011 Plan, as well as the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2011 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2011 Plan), the surviving entity must assume outstanding awards or substitute economically equivalent awards for such outstanding awards; however, if the surviving entity declines to assume or substitute for some or all outstanding awards, then all such awards will vest in full and be deemed exercised (as applicable) upon the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Transferability, Repricing and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2011 Plan are generally non-transferable prior to vesting and exercisable only by the participant. Subject to applicable limitations of the Internal Revenue Code, the plan administrator is able to increase or reduce the applicable price per share of an award, or cancel and replace an award with another award. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2011 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2011 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2011 Plan or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. After the tenth anniversary of the date on which we adopted the 2011 Plan, no incentive stock options may be granted; however, the 2011 Plan will not have a specified expiration and will otherwise continue in effect until terminated by us.

Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2010.

Name	Fees Earned or Paid in Cash($)	Total ($)
Joe Ferreira, Jr.(1)	–	–
Jeff Kearl(2)	25,000	25,000
David Oddi(1)	–	–
Greg Warnock(3)	–	–

(1)	Both Joe and David are co-founders of and partners at Goode Partners LLC, which receives annual fees totaling $150,000 under the terms of an advisory agreement with us. Please see “Certain Relationships and Related Party Transactions—Series C Convertible Preferred Stock Financing and Stock Redemption—Advisory Agreement.” Neither Joe nor David directly received any compensation for their services as a director on our board.

(2)	Jeff receives an annual fee of $25,000 for his services as a director on our board.

(3)	Greg is the co-founder and managing director of Mercato Partners. No management fees or compensation were paid to Mercato Partners or Greg in connection with his service as a director on the board.

Jeff indirectly held 7,777,532 shares of common stock and 235,046 stock options as of December 31, 2010. None of our directors, other than Jeff, held any stock options or stock awards at December 31, 2010.

Rick Alden did not receive compensation for his services as a director in 2010, but in March 2011, he entered into a Board of Directors Services Agreement under which he receives compensation for his services on the board that is different from compensation provided to other non-employee directors. For additional information, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—2011 Agreements” above.

PRINCIPAL AND SELLING STOCKHOLDERS

We have 22,615,642 shares of common stock outstanding as of June 1, 2011. The following table sets forth information with respect to the beneficial ownership of our common stock as of June 1, 2011 by:

•	each person or group known to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each of our executive officers named in the summary compensation table;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Applicable percentage ownership is based on shares of common stock outstanding on June 1, 2011, which assumes the conversion of all outstanding shares of our preferred stock into an aggregate of 4,507,720 shares of our common stock and conversion of the convertible note into 3,862,124 shares of common stock. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares the person has the right to acquire within 60 days of the date above, including through the exercise of any option, warrant or other right or conversion of any security. The shares that a stockholder has the right to acquire within 60 days, however, are not included in the computation of the percentage ownership of any other stockholder.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of capital stock and the business address of each such beneficial owner is c/o Skullcandy, Inc., 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098.

						Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Capital Stock	Shares Being Offered Excluding Exercise of Over- Allotment	Shares Subject to Over- Allotment	Shares Being Offered Including Exercise of Over- Allotment	Excluding Exercise of Over-Allotment		Including Exercise of Over-Allotment
						Number	Percent	Number	Percent
5% Stockholders:
Ptarmigan, LLC(1)	7,735,532	34.2%	968,582	578,524	1,547,106	6,766,950	25.3%	6,188,426	23.1%
Goode Skullcandy Holdings LLC(2)	3,234,266	14.3%	1,079,134	—	1,079,134	2,155,132	8.0%	2,155,132	8.0%
JA Cropston, LLC(3)	1,900,234	8.4%	190,023	—	190,023	1,710,211	6.4%	1,710,211	6.4%
Mercato Partners(4)	1,563,436	6.9%	423,290	88,391	511,681	1,140,146	4.3%	1,051,755	3.9%

Officers and Directors:
Rick Alden(5)	1,062,894	4.7%	133,087	79,492	212,579	929,807	3.5%	850,315	3.2%
Jeremy Andrus(6)	2,303,588	10.1%	230,358	—	230,358	2,073,230	7.7%	2,073,230	7.7%
Aaron Behle	—	*	—	—	—	—	*	—	*
Doug Collier	—	*	—	—	—	—	*	—	*
Mitch Edwards(7)	71,946	*	—	—	—	71,946	*	71,946	*
Joe Ferreira, Jr.(2)	3,234,266	14.3%	1,079,134	—	1,079,134	2,155,132	8.0%	2,155,132	8.0%
Jeff Kearl(1)(8)	8,012,578	35.1%	1,003,271	619,408	1,622,679	7,009,307	25.9%	6,389,899	23.7%
Dan Levine(9)	83,832	*	—	—	—	83,832	*	83,832	*
David Oddi(2)	3,234,266	14.3%	1,079,134	—	1,079,134	2,155,132	8.0%	2,155,132	8.0%
Scott Olivet	—	*	—	—	—	—	*	—	*
Greg Warnock(4)(10)	1,726,732	7.6%	443,736	116,931	560,667	1,282,996	4.8%	1,166,065	4.4%
All executive officers and directors as a group (13 persons)(11)	16,619,778	73.5%	2,893,237	821,724	3,714,961	13,726,541	51.3%	12,904,817	48.2%

						Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Capital Stock	Shares Being Offered Excluding Exercise of Over- Allotment	Shares Subject to Over- Allotment	Shares Being Offered Including Exercise of Over- Allotment	Excluding Exercise of Over-Allotment		Including Exercise of Over-Allotment
						Number	Percent	Number	Percent
Other Selling Stockholders:
Alan Hall(12)	1,716,680	7.6%	476,882	88,391	565,273	1,239,798	4.6%	1,151,407	4.3%
Battery Ventures VIII, L.P.(13)	1,066,450	4.7%	139,099	20,865	159,964	927,351	3.5%	906,486	3.4%
Caspian Private Equity, L.P.(14)	811,552	3.6%	213,304	52,301	265,605	598,248	2.2%	545,947	2.0%
The Frank J. and Sarah G. Johnson Family Living Trust(15)	680,512	3.0%	447,188	—	447,188	233,324	*	233,324	*
The Sandstone Trust(16)	423,500	1.9%	42,350	—	42,350	381,150	1.4%	381,150	1.4%
Cris Williams	341,306	1.5%	42,735	27,265	70,000	298,571	1.1%	271,306	1.0%
Dry Dog, LLC(17)	325,080	1.4%	14,000	—	14,000	311,080	1.2%	311,080	1.2%
Pura Vida Investment Capital, LLC(18)	220,108	*	27,560	29,378	56,938	192,548	*	163,170	*
Marcus Mignone	205,660	*	25,751	41,557	67,308	179,909	*	138,352	*
John Macken	205,660	*	25,751	41,557	67,308	179,909	*	138,352	*
Paul and Sharon Alden§	167,104	*	20,524	—	20,524	146,580	*	146,580	*
Brent Andrus	111,188	*	11,116	—	11,116	100,072	*	100,072	*
Katherine Schlein(19)§	99,708	*	18,144	14,488	32,632	81,564	*	67,076	*
Brian Humphris§	87,108	*	10,906	17,603	28,509	76,202	*	58,599	*
Michael Levinthal	87,080	*	17,392	2,608	20,000	69,688	*	67,080	*
Apple Tree Capital, LLC(20)	82,362	*	10,312	16,643	26,955	72,050	*	55,407	*
Daren Shaw	65,702	*	44,800	—	44,800	20,902	*	20,902	*
Church of Latter-day Saints(21)	62,384	*	20,944	—	20,944	41,440	*	41,440	*
Kendell and Claudia Tholstrom	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
Mary Cromwell Moore	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
Travis Tholstrom	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
Lacey Osborn	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
Cami Clark	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
Christopher Tholstrom	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
David Alden	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
Darcy Larson	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
Tad Tholstrom	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
Heidi Hunter	52,962	*	6,631	10,702	17,333	46,331	*	35,629	*
Scott Alden	51,562	*	6,456	10,419	16,875	45,106	*	34,687	*
John Lisicich§	51,464	*	47,838	—	47,838	3,626	*	3,626	*
Rex Christensen	50,582	*	5,600	—	5,600	44,982	*	44,982	*
Anthony Zito	49,700	*	49,700	—	49,700	—	*	—	*
Clarisse Chadwick	45,962	*	5,754	9,288	15,042	40,208	*	30,920	*
Pinebrook Ventures LLC(22)	42,000	*	5,258	8,488	13,746	36,742	*	28,254	*
David & Asa Chegwyn Superannuation Fund(23)	36,274	*	4,541	4,531	9,072	31,733	*	27,202	*
Brett Barlow(24)§	33,404	*	4,182	2,818	7,000	29,222	*	26,404	*
Adilson Jacobowski§	29,778	*	3,728	6,018	9,746	26,050	*	20,032	*
Richard Sargente(25)§	29,162	*	3,651	5,893	9,544	25,511	*	19,618	*
Jeremiah Murray§	27,720	*	3,470	5,602	9,072	24,250	*	18,648	*
Mark Kosiba(26)§	26,250	*	3,286	5,305	8,591	22,964	*	17,659	*
Brad and Terry Andrus	22,638	*	2,834	4,575	7,409	19,804	*	15,229	*
Osborn Companies, LLC(27)	22,358		2,799	4,518	7,317	19,559	*	15,041	*
Benjamin Cichelli (28)§	18,830	*	2,357	3,806	6,163	16,473	*	12,667	*
Carole Garber	18,242	*	2,284	3,686	5,970	15,958	*	12,272	*
Traci Dimond	18,200	*	2,278	1,922	4,200	15,922	*	14,000	*
The Family Trust UTA The Kent L & Kim Thomas Family Trust u/a/d 10/21/97(29)	18,144	*	12,600	—	12,600	5,544	*	5,544	*
The Survivor’s Trust UTA The Kent L & Kim Thomas Family Trust u/a/d 10/21/97(29)	18,144	*	12,600	—	12,600	5,544	*	5,544	*
All Other Selling Stockholders(30)	227,262	*	28,138	38,866	67,004	199,124	*	160,258	*

*	Denotes less than 1.0% of beneficial ownership.
§	Identifies one of our current or former employees (within the past three years).

(1)	Jeff Kearl is the manager of Ptarmigan, LLC, or Ptarmigan, and holds voting and dispositive power of these shares. The sole member of Ptarmigan is The Alden Irrevocable Trust, for which Jeff serves as the trustee. Rick Alden’s spouse and his children are the beneficiaries of the trust. Jeff may be deemed to indirectly beneficially own the shares held by Ptarmigan. Jeff disclaims beneficial ownership of the shares held by Ptarmigan. The address of Ptarmigan is 38 Via Divertirse, San Clemente, California 92673.

(2)	Represents shares held by Goode Skullcandy Holdings, LLC. Joe Ferreira, Jr. and David Oddi, two of our current directors, are members of Goode Investors I, LLC, or GP I, which is the general partner of Goode Partners Consumer Fund I, L.P., or GPCF I, which is the managing director of Goode Skullcandy Holdings LLC. Both Joe and David are also managing directors and members of Goode Partners, LLC, which manages GP I and GPCF I, collectively referred to as the “Goode Entities.” Joe and David each have voting and dispositive power of the shares and may be deemed to indirectly beneficially own the shares held by Goode Skullcandy Holdings LLC because of their affiliation with the Goode Entities. Both Joe and David disclaim beneficial ownership of the shares held by Goode Skullcandy Holdings LLC except to the extent of their pecuniary interests therein. The address of Goode Skullcandy Holdings LLC is c/o Goode Partners, LLC, 767 Third Avenue, New York, New York 10017.

(3)	Jeremy Andrus and his father, Brent Andrus, are the managers of JA Cropston, LLC and hold voting and dispositive power over these shares. The address of JA Cropston, LLC is 2681 Chadwick Street, Salt Lake City, Utah 84106.

(4)	Represents 555,730 shares of common stock, held by Mercato Partners QP, L.P, or Mercato QP, and 1,007,706 shares of common stock held by Mercato Partners, L.P, or Mercato LP. Mercato Partners, LLC is the general partner of Mercato QP and Mercato LP. Greg Warnock, one of our directors, and Alan E. Hall are managing directors of Mercato LP and Mercato QP, and have voting and dispositive power of the shares held by these entities. Both Greg and Alan disclaim beneficial ownership of the shares held by Mercato LP and Mercato QP except to the extent of their pecuniary interests therein. The address of Mercato LP and Mercato QP is 6550 South Millrock Drive, Suite 125, Salt Lake City, Utah 84121.

(5)	Represents 1,062,894 shares of common stock held directly by Rick Alden.

(6)	Represents 1,900,234 shares of common stock identified in footnote (3),249,648 shares of common stock, held directly by Jeremy Andrus and 153,706 shares of common stock subject to options exercisable within 60 days of June 1, 2011.

(7)	Represents 71,946 shares of common stock subject to options exercisable within 60 days of June 1, 2011.

(8)	Consists of (i) 7,735,532 shares of common stock held by Ptarmigan as identified in footnote (1), (ii) 42,000 shares of common stock and 178,108 shares of common stock subject to options exercisable within 60 days of June 1, 2011 held by Pura Vida Investment Capital, or Pura Vida, and (iii) 56,938 shares of common stock subject to options exercisable within 60 days of June 1, 2011 held directly by Jeff. Jeff is the manager of Ptarmigan and Pura Vida and holds voting and dispositive power of the shares held by Ptarmigan and Pura Vida. Jeff may be deemed to indirectly beneficially own the shares held by Ptarmigan and Pura Vida. Jeff disclaims beneficial ownership of the shares held by the Ptarmigan and Pura Vida except, with respect to Pura Vida, to the extent of his pecuniary interest therein. The address of Pura Vida is 38 Via Divertirse, San Clemente, California 92673.

(9)	Represents 83,832 shares of common stock subject to options exercisable within 60 days of June 1, 2011.

(10)	Represents (i) 1,563,436 shares of common stock identified in footnote (4) and (ii) 163,296 shares of common stock held directly by Greg Warnock.

(11)	Includes 668,472 shares of common stock subject to options exercisable within 60 days of June 1, 2011.

(12)	Represents (i) 1,563,436 shares of common stock identified in footnote (4) and (ii) 153,244 shares of common stock held directly by Alan Hall.

(13)	Thomas Crotty, Kenneth Lawler, Scott Tobin, Neeraj Agrawal, Sunil Dhaliwal, R. David Tabors, Roger Lee, Michael Brown and Richard Frisbee, or together, the managing members, are the managing members of Battery Partners VIII, LLC, the general partner of Battery Partners VIII, L.P. and hold voting and dispositive power over these shares. Each of the managing members disclaims beneficial ownership over these shares except to the extent of their pecuniary interests therein. The address of Battery Partners VIII, L.P. is 930 Winter Street, Suite 2500, Waltham, Massachusetts 02481.

(14)	Nader Motamedy is the chief executive officer and Satyan Malhotra is the president and chief financial officer of Caspian Private Equity, LLC and both hold voting and dispositive power over these shares. Both Nader Motamedy and Satyan Malhotra disclaim beneficial ownership over these shares except to the extent of their pecuniary interests therein. The address of Caspian Private Equity, LLC is 745 Fifth Avenue, 28th Floor, New York, New York 10151.

(15)	Frank Johnson and Sarah Johnson are the trustees of the Frank & Sarah Johnson Family Living Trust and hold voting and dispositive power over these shares. Both Frank Johnson and Sarah Johnson disclaim beneficial ownership over these shares except to the extent of their pecuniary interests therein. The address of the Frank & Sarah Johnson Family Living Trust is 3455 E. Jasmine Circle, Mesa, Arizona 85213.

(16)	Cheri Andrus is the trustee of the Sandstone Trust and holds voting and dispositive power over these shares. Cheri Andrus disclaims beneficial ownership over these shares except to the extent of her pecuniary interest therein. The address of the Sandstone Trust is 4545 Fuller Drive, Suite 370, Irving, Texas 75038.

(17)	Tyson Andrus is the manager of Dry Dog, LLC and holds voting and dispositive power over these shares. Tyson Andrus disclaims beneficial ownership over these shares except to the extent of his pecuniary interest therein. The address of Dry Dog, LLC is Sandstone Cove, Park City, Utah 84060.

(18)	See footnote (8).

(19)	Katherine Schlein formerly served on our board of directors.

(20)	Scott Frazier is the manager of Apple Tree Capital, LLC and holds voting and dispositive power over these shares. Scott Frazier disclaims beneficial ownership over these shares except to the extent of his pecuniary interest therein. The address of Apple Tree Capital, LLC is 913 Sunburst Lane, Alpine, Utah 84004.

(21)	Craig Christensen, Douglas Martin and Steven Penrose are the authorized agents of the Corporation of the President of The Church of Jesus Christ of Latter-day Saints and hold voting and dispositive power of these shares. Each of Craig Christensen, Douglas Martin and Steven Penrose disclaim beneficial ownership over these shares except to the extent of their pecuniary interests therein. The address of the Corporation of the President of The Church of Jesus Christ of Latter-day Saints is 50 East North Temple, Room 1514, Salt Lake City, Utah 84150, Attn: Greg Tarbet.

(22)	Derek Smith is the manager of Pinebrook Ventures, LLC and holds voting and dispositive power over these shares. Derek Smith disclaims beneficial ownership over these shares except to the extent of his pecuniary interest herein. The address of Pinebrook Ventures, LLC is 3165 Millrock Drive, Suite 500, Salt Lake City, Utah 84121.

(23)	David Chegwyn is the trustee of the David and Asa Chegwyn Superannuation Fund and holds voting and dispositive power over these shares. David Chegwyn disclaims beneficial ownership over these shares except to the extent of his pecuniary interests therein. The address of the David and Asa Chegwyn Superannuation Fund is 344 Old Byron Bay Road, Newrybar 2479 NSW, Australia.

(24)	Represents 33,404 shares of common stock subject to option exercisable within 60 days of June 1, 2011.

(25)	Represents 29,162 shares of common stock subject to option exercisable within 60 days of June 1, 2011.

(26)	Represents 26,250 shares of common stock subject to option exercisable within 60 days of June 1, 2011.

(27)	Warren Osborn is the manager of Osborn Companies, LLC and hold voting and dispositive power over these shares. Warren Osborn disclaims beneficial ownership over these shares except to the extent of his pecuniary interest therein. The address of Osborn Companies, LLC is 4290 N. Vintage Circle, Provo, Utah 84604.

(28)	Represents 18,830 shares of common stock subject to options exercisable within 60 days of June 1, 2011.

(29)	Kent Thomas is the trustee of each of The Family Trust UTA The Kent L and Kim Thomas Family Trust v/a/d 10/21/97 and The Survivor’s Trust UTA The Kent L and Kim Thomas Family Trust v/a/d, or together, The Thomas Family Trusts, and holds voting and dispositive power over these shares. Kent Thomas disclaims beneficial ownership over these shares except to the extent of his pecuniary interest therein. The address of The Thomas Family Trusts is 2663 Bridgeport Ave, Cotton Heights, Utah 84121.

(30)	Represents shares held by 34 selling stockholders not listed above, who as a group, owned less than 1% of the outstanding common stock as of June 1, 2011, of which 26 are our current or former employees (within the past three years).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below certain transactions and series of similar transactions that have occurred since January 1, 2008 to which we were a party or will be a party, including those in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our outstanding common stock or any member of their immediate family had or will have a direct or indirect material interest.

Series C Convertible Preferred Stock Financing and Stock Redemption

Securities Purchase and Redemption Agreement

On November 28, 2008, we entered into a securities purchase and redemption agreement with Goode Skullcandy Holdings LLC, or Goode, pursuant to which we sold to Goode, 1,358 shares of our Series C convertible preferred stock for $129.63 per share and issued to Goode a convertible note in aggregate principal amount of $29.8 million. The principal purpose of the transaction was to raise additional capital that could be used to provide liquidity to our then existing stockholders.

Pursuant to the terms of our Series C convertible preferred stock, the conversion ratio was subsequently adjusted following the completion of our audited financial statements for 2008 based on a pre-determined formula. As a result of this one-time adjustment, shares of Series C convertible preferred stock will convert into 22,792 shares of our common stock immediately prior to the consummation of this offering. To that end, the securities purchase and redemption agreement also provided that we would repurchase certain securities from our existing security holders in an aggregate amount of $55.2 million. The offer to repurchase shares was offered to all of our then existing stockholders, approximately 98% of which elected to participate in the transaction. Those who agreed to sell securities to us became parties to the securities purchase and redemption agreement. The repurchase price was funded primarily from the proceeds from the issuance of the convertible note to Goode and the issuance of the 2009 note to the selling security holders. For a detailed description of the convertible note and the 2009 note, see “Description of Certain Indebtedness.” As part of this redemption, we purchased securities from certain of our executive officers, directors and 5% or greater stockholders in the amounts set forth in the table below.

The securities purchase and redemption agreement also provided for three additional payment amounts to be made following, among other events, a closing of a qualified initial public offering of our common stock. The amount of the first payment would be used to fund a bonus pool that would be distributed pursuant to a management incentive plan that was establish concurrently with the execution of the securities purchase and redemption agreement. The amount of the first payment was contingent upon the internal rate of return realized by Goode in the transaction and ranged from $0 to $17.5 million. The amount of the second payment would be paid to selling security holders as additional consideration for their securities. The amount of the second payment was contingent upon the internal rate of return realized by Goode in the transaction and ranged from $0 to $17.5 million. The amount of the third payment would be paid to selling security holders as additional consideration for their securities and is based on the number of options forfeited (from the date of the redemption to a qualified initial public offering or other liquidation event) that existed at the time of the transaction multiplied by the per share transaction price combined with the value of the exercise cost for all options exercised (from the date of the redemption to a qualified initial public offering or other liquidation event) that existed at the time of the transaction.

In December 2010, in recognition of the likelihood that the first and second additional payment amounts would ultimately be calculated at the maximum level based on this offering, our board of directors determined to pay out the management incentive bonus pool amount on December 31, 2010 and to recognize the associated compensation expense at that time. To that end, we entered into a modification agreement with Goode, the selling security holders and the management incentive plan participants, pursuant to which we amended the securities purchase and redemption agreement to establish the bonus pool amount and to pay it out under the management incentive plan on December 31, 2010. To satisfy the payment of the bonus pool, we issued subordinated promissory notes, which we refer to as the 2010 notes, to each of the participants in the management incentive plan in an aggregate principal amount of $16.5 million. Our board of directors determined to retain $1.0 million of the amount initially allocated to the management incentive plan to be allocated to various non-participating employees. The 2010 notes were issued in full satisfaction of our obligations under the management incentive plan. Under the 2010 notes, each participant was entitled to an immediate payment upon the issuance of the 2010 note in an amount sufficient to satisfy all tax obligations of the participant arising in connection with the issuance of the 2010 notes. The 2010 notes bear interest at a rate of 3.3% per annum, with all unpaid principal and interest amounts payable on the first to occur of (i) the tenth business day following any qualified initial public offering, (ii) the tenth business day following the sale of a majority ownership interest in us, (iii) an enumerated event of default or (iv) December 31, 2012. In connection with the issuance of the 2010 notes, the management incentive plan was terminated. The following table indicates the amount of 2010 notes issued to our executive officers, directors and 5% or greater stockholders:

Note Holder	2010 Note Amount ($)
Jeremy Andrus	$1,987,952
Dan Levine	1,590,361
Clarke Miyasaki	993,976
Mitch Edwards	1,192,771
Aaron Behle	795,181

In addition, we also established the additional consideration amount at $17.5 million and agreed to pay each selling security holder its pro rata portion of the additional consideration. The additional consideration will be paid to the selling security holders upon the earlier of December 31, 2013, the tenth day following the consummation of this offering, and the tenth day following the sale of a majority ownership interest in us. The following table identifies, for each of our executive officers, directors and 5% or greater stockholders, the number of shares repurchased in February 2009, the repurchase price, the additional consideration and the total purchase price.

Note Holder	Shares Repurchased	Repurchase Price ($)	Additional Consideration ($)	Total ($)
Rick Alden	351,918	$3,268,436	$1,039,957	$4,308,393
Jeremy Andrus(1)	0	0	0	0
Dan Levine	2,268	13,985	4,450	18,435
Clarke Miyasaki	12,264	91,248	29,034	120,282
Greg Warnock	15,498	143,938	45,798	189,736
JA Cropston, LLC(1)	801,360	7,442,625	2,368,108	9,810,732
Ptarmigan, LLC(2)	2,561,720	23,791,954	7,570,167	31,362,121
Pura Vida Investment Capital, LLC(2)	31,192	278,221	88,525	366,746
Monarch Partners(2)	23,982	222,733	70,869	293,602
Mercato Partners, L.P.(3)	347,676	3,229,038	1,027,421	4,256,459
Mercato Partners QP, L.P.(3)	191,730	1,780,691	566,583	2,347,274
Gazelle Investments LLC(3)	149,968	1,392,827	443,172	1,835,999

(1)	JA Cropston, LLC is an affiliate of Jeremy Andrus, our president and chief executive officer.
(2)	Ptarmigan, LLC, Pura Vida Investment Capital, LLC and Monarch Partners are affiliates of Jeff Kearl, our chairman. The sole member of Ptarmigan, LLC is The Alden Irrevocable Trust, for which Jeff Kearl serves as the trustee. Rick Alden’s spouse and his children are the beneficiaries of the trust.
(3)	Mercato Partners L.P., Mercato Partners QP, L.P. and Gazelle Investments LLC are affiliates of Greg Warnock, a member of our board of directors.

Security Holders Agreement

On November 28, 2008, we entered into a security holders agreement, with the holders of our capital stock, which was subsequently amended. We refer to this agreement as amended as the security holders agreement. The security holders agreement provides for the following:

Right of First Refusal. If Rick, Ptarmigan, LLC or any holder of our Series A or Series B preferred stock proposes to transfer any of our capital stock then held by such proposed transferor, the holder will be required to deliver a notice of such proposed transfer to us, Goode and any other security holder that holds at least 420,000 shares of our common stock (on an as-converted basis) containing the terms of such proposed transfer. Following delivery of such notice, Goode and the other security holders receiving such notice will have the right to purchase their pro rata share of all, or a portion of, the securities set forth in the notice on the terms set forth therein. The right of first refusal will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Right of First Offer. Prior to the consummation of a qualified initial public offering, if Goode proposes to sell or transfer any of our capital stock held by it or the convertible note to a third party, it will be required to give to us, Mercato Partners (and certain of its affiliates), Rick Alden and Jeremy Andrus, collectively the ROFR Holders, notice of such transfer. Each ROFR holder will have 15 days from the date of the notice to offer to purchase all (but not less than all) of the securities proposed to be sold or transferred. If Goode chooses not to accept any such offer within 30 days, it may transfer or sell the securities to the third party, subject to the Tag-Along Rights described below. This right will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Tag-Along Rights. Prior to the consummation of a qualified initial public offering, and subject to the transfer restrictions set forth in the security holders agreement, if a Security Holder (as defined in the security holders agreement) proposes to transfer any of our capital stock held by such Security Holder (other than to permitted transferees designated in the security holders agreement), such transferor will be required to notify us, Goode and any other Security Holder that holds at least 420,000 shares of our common stock (on an as-converted basis) of the proposed transfer and the terms of the proposed transfer. Following delivery of such notice, we, Goode and the other Security Holders receiving such notice will have the right to participate in such sale in accordance with their pro rata share (as calculated in the security holders agreement). This right will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Drag-Along Rights. If our board of directors approves an offer from any person (other than an affiliate or our security holders) to effect the sale of our company, we will have the right to cause all Security Holders to vote their shares in favor of such proposed sale. The drag-along rights will expire upon the consummation of a qualified initial public offering and will not apply to any such offering.

Rights to Purchase. In the event that we issue new securities, we are generally required to provide notice to holders of our preferred stock of such issuance and allow them to participate in the offering on a pro rata basis. This right will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Registration Rights. At any time and from time to time at least 180 days following the consummation of a qualified initial public offering, each of (i) Goode, so long as it holds at least 50% of the common stock issued or issuable upon conversion of the Series C convertible preferred stock and convertible note, and (ii) holders who own at least 50% of the common stock issued or issuable upon conversion of the Series A and Series B preferred stock, together the Registration Rights Holders, will be able to require us to use our reasonable best efforts to register their Registrable Securities (as defined in the security holders agreement) under the Securities Act (subject to certain exceptions) on a Form S-1, if the total proceeds of the offering are expected to be at least $25 million, or on Form S-3, if the total proceeds of the offering are expected to be at least $500,000, in which case the percentage holdings requirement will be 20%, rather than 50%. The aggregate proceeds dollar thresholds will not need to be satisfied if the

Registration Right Holders exercising the right propose to sell all of their securities in the offering. We will not be obligated to effect more than one demand right in any 12 month period. Furthermore, if we propose to register any of our own securities under the Securities Act for a qualified initial public offering, we will be required to provide notice to Goode and the holders of the Series A and Series B preferred stock relating to such registration and provide them with the right to include their shares in such registration statement. The piggy-back rights described in the preceding sentence are subject to certain exceptions set forth in the security holders agreement.

Election of Directors. Goode is entitled to elect two directors to our board of directors. In the event Goode’s aggregate investment in the convertible note and Series C convertible preferred stock exceeds $85 million, it will be entitled to elect a total of three directors. The Series C convertible preferred stock will automatically convert into our common stock immediately prior to the closing of an initial public offering in which the initial public offering price per share is equal to or greater than 150% of the then current conversion price of the Series C convertible preferred stock. Goode’s right to elect directors to our board of directors terminates upon the consummation of a qualified initial public offering. In addition, pursuant to the modification agreement, the two directors currently designated by Goode, David Oddi and Joe Ferreira, Jr., have agreed to voluntarily resign from the board of directors upon the effective date of a qualified initial public offering or other specified liquidity events.

So long as Mercato Partners holds at least 140,000 shares of our common stock (on an as-converted basis), the holders of Series A and Series B preferred stock will be required to vote in favor of a director nominated by Mercato Partners. One independent director will be designated jointly by (i) Goode (so long as it holds at least 50% of our common stock issued or issuable upon conversion of the Series C convertible preferred stock and convertible note) and (ii) the majority of other security holders, excluding Goode. These obligations terminate upon the consummation of a qualified initial public offering.

Board Observer Rights. For so long as Goode holds at least 25% of the common stock acquired by it upon conversion of the convertible note and Series C convertible preferred stock, it is entitled to have two representatives present at all board meetings. For so long as Mercato Partners holds at least 140,000 shares of our Series B preferred stock, it is entitled to have one representative present at all board meetings. Pursuant to the modification agreement, so long as Goode continues to own at least 25% of the common stock into which the convertible note and Series C convertible preferred stock are converted upon a qualified initial public offering, it is entitled to have one representative present at all meetings of our board of directors.

Put Rights/Compelled Sale. If we have not consummated a qualified initial public offering by May 28, 2012, Goode will have the right, but not the obligation, to require us to purchase all (but not less than all) of its common stock following conversion of the Series C convertible preferred stock and convertible note held by it. If the put right is exercised but not consummated by us, Goode can require us to use our reasonable best efforts to complete a sale of our company.

Prior to consummation of this offering, we will obtain waivers from the security holders waiving their respective piggy-back registration rights.

Convertible Promissory Note

On November 28, 2008, we issued the convertible note to Goode in the initial principal amount of $29.8 million. See “Description of Certain Indebtedness—Convertible Note.”

Advisory Agreement

On November 28, 2008, we entered into an advisory agreement with Goode Partners, an affiliate of Goode. Pursuant to the advisory agreement, we agreed to pay Goode Partners an annual fee of $150,000 (subject to adjustment) in return for certain financial advisory services. The advisory agreement terminates upon the earlier of (i) the date on which Goode and all of its affiliates own less than 35% of the equity securities that such parties owned on the Initial Closing Date (as defined in the advisory agreement) or (ii) a qualified initial public offering.

2009 Note

On February 3, 2009, as partial consideration for the securities we repurchased pursuant to the securities purchase and redemption agreement, we issued the 2009 note in the aggregate principal amount of $25.0 million to the selling security holders in that transaction, including Rick, our then chief executive officer. The interest rate of the note is 11% per annum, payable quarterly until repaid or its maturity on February 3, 2013. The note is subordinated to our credit facility and the convertible note. At March 31, 2011, the principal balance on the unsecured subordinated promissory note totaled $7.3 million, predominantly all of which was held by Rick. See “Description of Certain Indebtedness—2009 Note.”

Office Space Lease

We sublease a portion of our San Clemente office to Stance, Inc., an action sports-inspired men’s hosiery company. Jeff Kearl, our chairman, is the chief executive officer of Stance and Rick serves on the board of directors of Stance. During 2011, Stance will pay us approximately $5,700 a month for use of the office space and office personnel, which will be adjusted yearly thereafter. We also allow Celtek, a lifestyle snowboard accessories company, to use office space in our San Clemente office at no charge. Rick has an ownership interest in Celtek and serves on its board of directors.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer. See “Description of Capital Stock—Limitations on Directors’ and Officers’ Liability” for a general description of these agreements.

Participation in Directed Share Program

All members of our board of directors and all of our executive officers will be eligible to participate in the directed share program described under “Underwriting,” and each such director or executive officer may purchase shares of our common stock in the directed share program in an amount that may not exceed $1,000,000.

Related Party Transaction Policy

Prior to the consummation of this offering, our board of directors will adopt a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related parties.” For the purposes of the policy, “related parties” will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock. The policies described below have not yet been adopted, and as a result, the transactions described above were not reviewed under such policies.

Our related party transaction policy will require:

•

that any transaction in which a related party has a material direct or indirect interest and which exceeds $25,000, such transaction referred to as a “related party transaction,” and any material amendment or modification to a related party transaction, be evaluated and approved or ratified by our audit committee or by the disinterested members of the audit committee; and

•

that any employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related party transaction:

•

management must disclose to the audit committee or the disinterested members of the audit committee, as applicable, the material terms of the related party transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related party’s direct or indirect interest in, or relationship to, the related party transaction;

•

management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related party transaction complies with the terms of our agreements governing our material outstanding indebtedness;

•

management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related party transaction will be required to be disclosed in our SEC filings and to the extent it is required to be disclosed, management must ensure that the related party transaction is disclosed in accordance with SEC rules; and

•

management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related party transaction constitutes a “personal loan” for purposes of Section 402 of Sarbanes-Oxley.

In addition, the related party transaction policy will provide that the audit committee, in connection with any approval or ratification of a related party transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, The Nasdaq Global Market and the Internal Revenue Code.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and bylaws which will become effective immediately prior to the consummation of this offering. The following is only a summary and is qualified by applicable law and by the provisions of the certificate of incorporation and bylaws, copies of which are available as set forth under the caption entitled “Where You Can Find More Information.”

General

Our amended and restated certificate of incorporation will authorize us to issue up to 200,000,000 shares of common stock, $0.0001 par value per share. As of March 31, 2011, there were 22,615,642 shares of our common stock outstanding, held by 78 stockholders, assuming the conversion of all outstanding shares of our preferred stock into 4,507,720 shares of common stock immediately prior to the consummation of this offering and conversion of the convertible note into 3,862,124 shares of common stock. In addition, as of March 31, 2011, 3,479,938 shares of our common stock were subject to outstanding options. All of our issued and outstanding shares of common stock and preferred stock are duly authorized, validly issued, fully paid and non-assessable.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy.”

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. See “Risk Factors—Risks Related to our Common Stock—Directors, executive officers and principal stockholders own a significant percentage of our capital stock, and they may make decisions that you do not consider to be in the best interests of our stockholders.”

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. See “—Anti-Takeover Provisions.” We have no present plan to issue any shares of preferred stock.

Limitations on Directors’ and Officers’ Liability

As permitted by Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation and bylaws will limit the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our bylaws provide that:

•	our board of directors is authorized to indemnify our directors, officers, employees and agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, certain officers, employees and agents, in connection with legal proceedings, subject to limited exceptions.

We intend to enter into indemnification agreements with each of our executive officers and directors which provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law for claims arising in his or her capacity as our officer or director. In the event that we do not assume the defense of a claim against our director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions and the indemnification agreements are necessary to attract and retain talented and experienced directors and officers.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a written consent, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to consummate a change of control transaction.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may suppress fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Delaware General Corporation Law

We will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Stock Exchange Listing

We have applied to list our common stock for quotation on The Nasdaq Global Market under the symbol “SKUL.”

Transfer Agent and Registrar

We have appointed Computershare Trust Company, N.A. as the transfer agent and registrar for our common stock.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facility

On August 31, 2010, we entered into a revolving credit and security agreement, or the credit facility, with PNC Bank and UPS Capital Corporation, as lenders. The credit facility provides for revolving loans and letters of credit of up to $28.8 million (which may be increased to up to $50.0 million upon our request subject to certain conditions) and expires on August 31, 2013. The credit facility is secured by substantially all of our assets.

The total amount of available borrowings is subject to limitations based on specified percentages of the value of eligible receivables and inventory. At March 31, 2011, total borrowings were $9.0 million and we had $18.0 million of additional availability under the credit facility. As of July 15, 2011, total borrowings were approximately $22.5 million and we had $5.5 million of additional availability under the credit facility. We may request up to two increases in the total maximum available amount of the credit facility from the existing lenders, each in an amount not to exceed $10.6 million, such that the aggregate amount of the facility does not exceed $50.0 million.

We may select from two interest rate options for borrowings under the credit facility: (i) Alternate Base Rate (as defined in the credit facility) plus 1.50% or (ii) Eurodollar Rate (as defined in the credit facility) plus 3.0%. We are required to pay a commitment fee on any unused credit facility commitments at a per annum rate of 0.50%.

The credit facility includes restrictions on, among other things, our ability to incur additional indebtedness, pay dividends or make other distributions, make investments, make loans and make capital expenditures, and requires that we maintain a Fixed Charge Coverage Ratio (as defined in the credit facility) of not less than 1.15 to 1.0, measured on a trailing 12-month basis. At March 31, 2011, we were in compliance with all financial covenants.

2010 Notes

In December 2010, in recognition of the likelihood that the bonus pool under our previously existing management incentive plan would ultimately be funded at the maximum level based on this offering, our board of directors determined to pay out the bonus pool on December 31, 2010 and to recognize the associated compensation expense at that time. Accordingly, on December 31, 2010, we issued subordinated promissory notes, which we refer to as the 2010 notes, to each of the participants in the management incentive plan in an aggregate principal amount of $16.5 million. Upon issuance of the 2010 notes, each recipient was entitled to an immediate payment in an amount sufficient to satisfy all tax obligations of the recipient arising in connection with the issuance of the 2010 notes. The 2010 notes bear interest at a rate of 3.3% per annum, with all unpaid principal and interest amounts payable on the earlier of December 31, 2012, the tenth business day following a qualified initial public offering, the tenth business day following a sale of a majority ownership interest in us or upon the occurrence of certain events of default. In connection with the issuance of the 2010 notes, the management incentive plan was terminated. As of March 31, 2011, $9.3 million was outstanding under the 2010 notes.

2009 Note

In February 2009, as partial consideration for the securities we repurchased pursuant to the securities purchase and redemption agreement, we issued an unsecured subordinated promissory note in the aggregate amount of $25.0 million to the selling security holders in that transaction. The interest rate of the note is 11% per annum, payable quarterly until repaid or its maturity on February 3, 2013. The note is subordinated to our credit facility and the convertible note.

In February 2010, we provided holders of the note with the option to have the principal balance of their notes repaid. Note holders individually elected to receive no principal payment, partial principal payment, or have their note retired and have their respective principal balance paid in full. During 2010, we paid approximately $17.7 million in principal to holders of the note, leaving a remaining outstanding balance of approximately $7.3 million as of March 31, 2011. As an accommodation for allowing principal to be paid down on the note, Goode Skullcandy Holdings, or Goode, received a payment of approximately $3.1 million applied toward accrued but unpaid interest, that as part of the terms of the note, is non-cash and adds to their outstanding principal, and the lender under our credit facility was paid $50,000 in fees.

Convertible Note

On November 28, 2008, we issued a convertible note in the amount of $29.8 million to Goode pursuant to the terms of the securities purchase and redemption agreement. The note had an initial conversion price of $9.26 per share. Pursuant to the terms of the note, the conversion price was subsequently adjusted following the completion of our audited financial statements for 2008 based on a pre-determined formula. As a result of this one-time adjustment, Goode has the option to convert the note at a price of $7.72 per share, subject to certain other adjustments, into 3,862,124 shares of our common stock at any time before the maturity of the convertible note on November 28, 2013. Immediately prior to the consummation of a qualified initial public offering, we have the option to require Goode to either, at its option, exercise its conversion right or accept the principal amount plus all accrued and unpaid interest in full. In connection with this offering, the holders have agreed to convert the convertible note into shares of our common stock. The convertible note is secured by a second lien on substantially all of our assets and bears interest at 15% per annum, 5% of which is paid in cash and 10% of which is accrued and added to the principal balance of the convertible note on a quarterly basis. Upon conversion, the portion of the principal balance attributable to accrued interest must be paid in cash. The convertible note contains covenants that limit our ability to, among other things, incur additional debt, incur additional liens on the collateral securing the convertible note, pay dividends or redeem stock, make certain investments, sell assets, merge or consolidate with other entities and enter into transactions with affiliates. As of March 31, 2011, the outstanding principal balance totaled $34.2 million.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to list our common stock on The Nasdaq Global Market, we cannot assure you that there will be an active market for our common stock.

Upon consummation of this offering, based upon the number of shares outstanding at March 31, 2011, there will be 26,782,309 shares of our common stock outstanding. Of these outstanding shares, the shares sold in this offering will be freely tradable without restriction or future registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales may be made only in compliance with the limitations of Rule 144 described below.

The remaining 18,296,006 shares outstanding after this offering are deemed “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption under the Securities Act, such as Rule 144 or Rule 701, which rules are summarized below. As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Date of availability of sale	Approximate number of shares
90 days after the date of this prospectus	0
180 days after the date of this prospectus and various times thereafter	18,296,006

Lock-Up Agreements

In connection with this offering, we, the selling stockholders, our executive officers, directors, and substantially all stockholders and option holders have agreed with the underwriters to enter into lock-up agreements as described in “Underwriting,” pursuant to which 17,440,807 shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares then outstanding, which will equal approximately 267,823 shares immediately after consummation of this offering, assuming no exercise of the underwriters’ over-allotment option; or

•

the average weekly trading volume in our shares on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding the sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliates) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who received shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	banks, thrifts, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	partnerships, S corporations or other pass-through entities;

•	traders in securities that elect to mark to market;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid United States federal income tax;

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons subject to the alternative minimum tax; or

•	persons that hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be taxable as capital gain realized on the sale or other disposition of the common stock and will be treated as described under “—Dispositions of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends paid on our common stock that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a U.S. person. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Dispositions of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (a “USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a U.S. person. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurance that we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period for such stock. We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee that it will be so traded. If gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of our common stock. The certification procedures described in the above paragraph will satisfy these certification requirements as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares of common stock indicated in the table below:

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Jefferies & Company, Inc.
Piper Jaffray & Co.
KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.

Total	8,489,825

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part of the shares of common stock to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,273,473 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per share	$	$
Total by us			–
Total by selling stockholders

In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $3,166,640.

We, the selling stockholders, our directors, executive officers, and substantially all stockholders and optionholders have agreed that, subject to specified exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•

offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release, or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 6% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons have previously executed a lockup agreement and purchase reserved shares, such shares will be subject to the 180-day lock-up described above. In addition, if these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “SKUL.”

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make for these liabilities.

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after the offering the shares will not trade in the market above their initial public offering price.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ respective websites is not part of this prospectus.

Selling Restrictions

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the U.S. that would permit a public offering of our common stock, or the possession, circulation or distribution of a prospectus or any other material relating to us and our common stock in any country or jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area. In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

A.	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. An offer of shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require us to publish a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to our common stock must be complied with in, from or otherwise involving the United Kingdom.

France. Neither this prospectus nor any offering material relating to our common stock has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France, and our common stock will not be offered or sold and copies of this prospectus or any offering material relating to our common stock may not be distributed, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany. This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. Our common stock may not be offered or sold and copies of this prospectus or any document relating to our common stock may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of our common stock in Germany.

Italy. This offering of our common stock has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, our common stock may not be offered, sold or delivered, and copies of this prospectus or any other document relating to our common stock may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of our common stock or distribution of copies of this prospectus or any other document relating to our common stock in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended, or the “Banking Law Consolidated Act,” and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities; (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities; and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Switzerland. This document as well as any other material relating to the securities which are the subject of the offering contemplated by this Prospectus (the “Shares”) does not constitute an issue prospectus pursuant to Articles

652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong. Our common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) and any rules made thereunder. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest howsoever described in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person, or to any person pursuant Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Japan. Our common stock may not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Dubai International Financial Centre. This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Relationships

The underwriters or their affiliates may engage in transactions with, and may perform and have, from time to time, performed investment banking and advisory services for us in the ordinary course of their business and for which they have received or would receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF COMMON STOCK

The validity of the shares being sold in this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman  & Sterling LLP.

EXPERTS

The consolidated financial statements of Skullcandy, Inc. at December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the shares offered hereby, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public from the SEC’s website at www.sec.gov.

Upon the consummation of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference facilities and website of the SEC referred to above. We maintain a website at www.skullcandy.com. Upon the consummation of this offering, you may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on our website does not constitute part of, and is not incorporated by reference into, this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010 and March 31, 2011	F-3
Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011	F-4

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011

F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Skullcandy, Inc.

We have audited the accompanying consolidated balance sheets of Skullcandy, Inc. (the Company) as of December 31, 2009 and 2010, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Skullcandy, Inc. at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Salt Lake City, Utah

April 28, 2011,

except for paragraph three of Note 12,

as to which the date is

July 14, 2011

SKULLCANDY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	As of December 31,		As of March 31,	Pro Forma as of March 31,
	2009	2010	2011	2011
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,732	$6,462	$5,965	$1,562
Accounts receivable, net	29,269	46,676	25,654	25,654
Inventories	17,857	22,560	28,867	28,867
Prepaid expenses and other current assets	1,064	5,157	5,301	5,301
Deferred taxes	1,759	3,711	3,711	3,711

Total current assets	51,681	84,566	69,498	65,095
Property and equipment, net	2,019	3,967	4,749	4,749
Intangible and other assets	247	991	1,328	1,526
Deferred financing fees	3,702	3,800	4,811	2,568

Total assets	$57,649	$93,324	$80,386	$73,938

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$5,258	$13,456	$11,341	$11,341
Accrued liabilities	11,402	15,529	10,407	10,407
Bank line of credit	2	10,802	9,029	9,029

Total current liabilities	16,662	39,787	30,777	30,777
Deferred taxes	489	–	–	–
Long term debt	4,373	4,104	4,128	4,128
Long term debt, related party, net of unamortized discounts of $1,828 and $1,361 as of December 31, 2009 and 2010 respectively; unamortized discounts of $1,244 and $0 as of March 31, 2011 (unaudited), and pro forma March 31, 2011 (unaudited) respectively	52,026	69,256	63,157	30,174
Commitments and contingencies (see note 11)
Redeemable convertible preferred stock, par value $0.0001 per share 411,379 shares authorized, 401,254 shares issued and 321,710 shares outstanding at December 31, 2009 and 2010 (aggregate liquidation preference of $2,736 at December 31, 2009 and 2010), respectively. 411,379 shares authorized, 401,254 shares issued and 321,710 shares outstanding at March 31, 2011 (unaudited) (aggregate liquidation preference of $2,736 at March 31, 2010 and 2011) and no shares authorized, issued, or outstanding, pro forma March 31, 2011, respectively.	2,534	2,534	2,534	–
Stockholders’ equity (deficit):
Common stock, par value $0.0001 per share; 200,000,000 shares authorized, 18,641,756 shares issued and 13,815,354 shares outstanding at December 31, 2009; 200,000,000 shares authorized, 18,977,560 shares issued and 14,151,158 shares outstanding at December 31, 2010, 200,000,000 shares authorized, 19,072,200 shares issued, and 14,245,798 shares outstanding at March 31, 2011 (unaudited) and 200,000,000 shares authorized, 27,442,044 shares issued and 22,615,642 shares outstanding, pro forma (unaudited).	1	1	1	2
Treasury stock, 4,826,402 shares at cost at December 31, 2009, 2010, March 31, 2011 (unaudited) and pro forma (unaudited), respectively	(43,294)	(43,294)	(43,294)	(43,294)
Additional paid-in capital	3,396	9,197	10,274	42,631
Retained earnings	21,462	11,739	12,809	9,520

Total stockholders’ equity (deficit)	(18,435)	(22,357)	(20,210)	8,859

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$57,649	$93,324	$80,386	$73,938

See the accompanying notes to consolidated financial statements.

SKULLCANDY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
Net sales	$80,380	$118,312	$160,583	$21,658	$36,018
Cost of goods sold	41,120	60,847	75,078	10,660	17,703

Gross profit	39,260	57,465	85,505	10,998	18,315
Selling, general and administrative expenses	18,040	28,574	67,602	7,572	14,399

Income from operations	21,220	28,891	17,903	3,426	3,916
Other (income) expense	(54)	(111)	14,556	1,526	(13)
Interest expense	586	716	1,545	180	274
Interest expense—related party	–	7,624	6,842	2,009	1,724

Income (loss) before income taxes	20,688	20,662	(5,040)	(289)	1,931
Income taxes	7,669	8,318	4,653	512	852

Net income (loss)	13,019	12,344	(9,693)	(801)	1,079

Deemed dividend on redemption of redeemable convertible preferred stock and preferred dividends	–	(9,993)	(30)	(7)	(9)

Net income (loss) available to common stockholders	$13,019	$2,351	$(9,723)	$(808)	$1,070

Net income (loss) per common share
Basic	$0.77	$0.17	$(0.69)	$(0.06)	$0.08
Diluted	0.53	0.12	(0.69)	(0.06)	0.05
Weighted average common shares outstanding
Basic	16,955,036	13,908,216	14,001,358	13,839,966	14,177,352
Diluted	24,766,700	19,584,866	14,001,358	13,839,966	19,676,916
Pro forma net income (loss) per common share
Basic			$(0.25)		$0.08
Diluted			(0.25)		0.08
Pro forma weighted average common shares outstanding
Basic			24,260,075		24,032,696
Diluted			24,260,075		25,024,538

See the accompanying notes to consolidated financial statements.

SKULLCANDY, INC.

STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS ’ EQUITY (DEFICIT)

(in thousands of dollars, except share information)

	Series A, B and C Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at January 1, 2008	399,896	$2,737	16,388,206	1	–	$666	6,123	$6,790
Net income	–	–	–	–	–	–	13,019	13,019
Issuance of Series C convertible preferred stock	1,358	146	–	–	–	–	–	–
Exercise of warrants	–	–	600,824	–	–	125	–	125
Exercise of stock options	–	–	211,134	–	–	57	–	57
Vesting of restricted stock	–	–	605,402	–	–	30	–	30
Stock-based compensation	–	–	–	–	–	595	–	595
Dividends accrued	–	–	–	–	–	–	(2)	(2)

Balance at December 31, 2008	401,254	2,883	17,800,566	1	–	1,473	19,140	20,614
Net income	–	–	–	–	–	–	12,344	12,344
Exercise of warrants	–	–	52,500	–	–	1	–	1
Exercise of stock options	–	–	579,950	–	–	395	–	395
Vesting of restricted stock	–	–	208,740	–	–	77	–	77
Stock-based compensation	–	–	–	–	–	871	–	871
Dividends accrued	–	–	–	–	–	–	(29)	(29)
Purchases of treasury stock	–	–	(4,826,402)	–	(43,294)	–	–	(43,294)
Redemption of Series A and B redeemable convertible preferred stock	(79,544)	(349)	–	–	–	–	(9,993)	(9,993)
Tax benefit related to stock options	–	–	–	–	–	579	–	579

Balance at December 31, 2009	321,710	2,534	13,815,354	1	(43,294)	3,396	21,462	(18,435)
Net income	–	–	–	–	–	–	(9,693)	(9,693)
Exercise of stock options	–	–	292,418	–	–	284	–	284
Vesting of restricted stock	–	–	43,386	–	–	41	–	41
Stock-based compensation	–	–	–	–	–	4,764	–	4,764
Dividends accrued	–	–	–	–	–	–	(30)	(30)
Tax benefit related to stock options	–	–	–	–	–	712	–	712

Balance at December 31, 2010	321,710	2,534	14,151,158	1	(43,294)	9,197	11,739	(22,357)
Net income	–	–	–	–	–	–	1,079	1,079
Exercise of stock options	–	–	88,508	–	–	51	–	51
Vesting of restricted stock	–	–	6,132	–	–	8	–	8
Stock-based compensation	–	–	–	–	–	779	–	779
Dividends accrued	–	–	–	–	–	–	(9)	(9)
Tax benefit related to stock options	–	–	–	–	–	239	–	239

Balance at March 31, 2011 (unaudited)	321,710	$2,534	14,245,798	$1	$(43,294)	$10,274	$12,809	$(20,210)

See accompanying notes to consolidated financial statements.

SKULLCANDY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
Operating activities
Net income (loss)	$13,019	$12,344	$(9,693)	$(801)	$1,079
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	140	415	677	126	248
Loss on disposal of fixed assets	36	–	–	–	–
Provision for doubtful accounts	704	465	2,371	(265)	519
Benefit from deferred income taxes	(27)	(313)	(2,580)	–	(262)
Noncash interest expense	95	4,165	4,513	1,144	1,159
Amounts payable in connection with management incentive bonus	–	–	17,500	–	–
Change in value of derivatives related to stockholder payables	–	–	17,500	1,521	–
Stock-based compensation expense	595	871	4,764	870	779
Changes in operating assets and liabilities:
Restricted cash	(2,255)	2,255	–	–	–
Accounts receivable	(15,206)	(5,257)	(19,778)	13,256	20,504
Inventories	(3,316)	(8,403)	(4,703)	2,099	(6,307)
Prepaid expenses and other	(1,130)	319	(3,497)	(1,486)	(1,228)
Accounts payable	1,019	2,370	8,198	(504)	(2,116)
Income taxes payable	(1,416)	199	(4,549)	(2,733)	239
Accrued liabilities and other current liabilities	3,228	2,329	5,910	(2,004)	(5,122)

Net cash provided by (used in) operating activities	(4,514)	11,759	16,633	11,223	9,492

Investing activities
Purchase of property and equipment	(763)	(1,229)	(2,626)	(429)	(1,030)
Purchase of intangible assets	(169)	(79)	(313)	(10)	(75)

Net cash (used in) investing activities	(932)	(1,308)	(2,939)	(439)	(1,105)

Financing activities
(Payments) borrowings on bank line of credit	(463)	(95)	10,800	5,998	(1,773)
Repayment of long-term debt	–	–	(20,711)	(16,527)	(7,161)
Cash paid for purchase of treasury stock	–	(18,294)	–	–	–
Cash paid to redeem Series A and Series B redeemable convertible preferred stock	–	(10,342)	–	–	–
Debt issuance costs	(3,163)	(326)	(50)	–	–
Net proceeds from issuance of convertible note (net of discount of $ 2,337)	27,487	–	–	–	–
Proceeds from issuance of common and preferred stock	146	–	–	–	–
Proceeds from exercise of stock options and warrants	212	396	285	–	50
Tax benefit related to exercise of stock options	–	579	712	–	–

Net cash provided by (used in) financing activities	24,219	(28,082)	(8,964)	(10,529)	(8,884)

Net increase (decrease) in cash and cash equivalents	18,773	(17,631)	4,730	255	(497)
Cash and cash equivalents, beginning of period	590	19,363	1,732	1,732	6,462

Cash and cash equivalents, end of period	$19,363	$1,732	$6,462	$1,987	$5,965

Supplemental cash flow information:
Cash paid for interest	66	3,773	4,337	1,480	821
Cash paid for income tax	9,100	7,830	11,018	4,690	–
Note payable issued in connection with stock redemption	–	25,000	–	–	–

See the accompanying notes to consolidated financial statements.

Skullcandy, Inc.

Notes to Consolidated Financial Statements

Amounts as of March 31, 2011 and for the three month periods ended March 31, 2011 and 2010 are unaudited

1.	Description of the Business

Skullcandy, Inc., a Delaware corporation (the Company), develops and distributes headphones and other audio accessories to retailers throughout the United States and to distributors in various countries worldwide.

2.	Summary of Significant Accounting Policies

Basis of Presentation—The accompanying consolidated financial statements include the accounts of Skullcandy, Inc. and its subsidiaries. All inter-company balances and transactions have been eliminated. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Unaudited Interim Financial Information—The accompanying interim consolidated balance sheet as of March 31, 2011, the consolidated statements of operations and cash flows for the three months ended March 31, 2010 and 2011, and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the three months ended March 31, 2011 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, considered necessary to present fairly the Company’s financial position, results of operations and cash flows for the three months ended March 31, 2010 and 2011. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

Unaudited Pro Forma Balance Sheet—The unaudited pro forma balance sheet gives effect to the conversion of all outstanding shares of preferred stock into 4,507,720 shares of common stock, the conversion of the convertible note into 3,862,124 shares of common stock, the payment of accrued interest on the convertible note and the reduction of deferred debt issuance and debt discounts related to the convertible note, as if an initial public offering occurred on March 31, 2011.

Cash and Cash Equivalents—Cash equivalents are generally comprised of money market investments with original maturities when purchased of less than three months.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and trade accounts receivable. Credit is extended to customers based on an evaluation of the customer’s financial condition and collateral is not required. The most significant customers that accounted for a significant portion of net sales and accounts receivable are as follows:

	Net Sales Customer A	Net Sales Customer B	Net Sales Customer C	Accounts Receivable
As of March 31, 2011 (unaudited)	9%	14%	14%	51%
As of December 31, 2010	15%	11%	12%	47%
As of December 31, 2009	17%	15%	11%	48%
As of December 31, 2008	19%	15%	13%	45%

The Company maintains its cash balances at various financial institutions. At times such balances may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Net sales to customers located outside the United States totaled $25,068,000, $32,555,000 and $30,999,000 for the years ended December 31, 2008, 2009 and 2010, respectively. Net sales to customers located outside the United States totaled $2,747,000 and $7,586,000 for the three months ended March 31, 2010 and March 31, 2011, respectively.

Allowance for Doubtful Accounts—As a general policy, collateral is not required for accounts receivable; however, the Company periodically monitors the need for and records an allowance for doubtful accounts based upon expected collections of accounts receivable, historical bad debt rates, and specific identification of uncollectible accounts. The Company’s payment terms are typically net 30 with terms up to net 90 for certain international distributors. Because the Company cannot predict future changes in the financial stability of its customers, actual future losses from uncollectible accounts may differ from estimates. In the event the Company determines that a smaller or larger reserve is appropriate, it would record a benefit or charge to selling, general and administrative expense in the period in which such a determination was made.

Inventories—Inventories consist mainly of headphones and other audio accessories and are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method. Market value is estimated based upon assumptions made about future demand and retail market conditions. If the Company determines that the estimated market value of its inventory is less than the carrying value of such inventory, it reduces inventory for such difference as a charge to cost of goods sold to reflect the lower of cost or market. As of December 31, 2009, 2010 and March 31, 2011, the Company had recorded a reduction for excess and obsolete inventory of approximately $250,000, $260,000 and $260,000, respectively. As of December 31, 2009, 2010 and March 31, 2011, substantially all of the inventory was comprised of finished goods.

Income Taxes—The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

The Company maintains valuation allowances where it is more likely than not that a deferred tax asset will not be realized. Changes in valuation allowances are included in the Company’s income tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted when new information becomes available or when positions are effectively settled.

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method and recorded as expense over the estimated useful lives of the assets which range from three to seven years, or the remaining lease term (including renewal terms if the Company expects to exercise options to renew), if shorter. Upon retirement or disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in net income for that period. Major additions and betterments are capitalized to the asset accounts while maintenance and repairs, which do not improve or extend the lives of assets, are expensed as incurred.

Impairment of Long-Lived Assets—The Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded carrying value for the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. No material impairments were recorded in the years ended December 31, 2008, 2009 and 2010 and for the three months ended March 31, 2010 and 2011.

Intangible Assets—Intangible assets include the costs of obtaining and registering trademarks and domain names in the United States and internationally. As these assets have no identifiable useful lives, no amortization is taken on these assets. Instead they are reviewed annually for impairment as long-lived assets. No material impairments were recorded in the years ended December 31, 2008, 2009 and 2010 and for the three months ended March 31, 2010 and 2011.

Accrued Liabilities—At December 31, 2009, accrued liabilities primarily included $2,772,000, $1,935,000, and $1,714,000 of income taxes payable, payroll and benefits, and sales return allowances, respectively. At December 31, 2010, accrued liabilities primarily included $3,836,000, $2,945,000, $1,910,000, and $1,805,000 of payroll and benefits, sales returns and allowances, sales commissions and coop advertising, respectively. At March 31, 2011, accrued liabilities primarily included $2,355,000, $1,936,000, $1,301,000 and $1,283,000 of coop advertising, sales return allowances, payroll and benefits and sales commissions, respectively.

Revenue Recognition and Sales Returns and Allowances—Net sales are recognized when title and risk of loss pass to the retailer or distributor and when collectability is reasonably assured. Generally, the Company extends credit to its retailers and distributors and does not require collateral. The Company recognizes revenue net of estimated product returns and pricing adjustments. The Company has entered into contracts with various retailers granting a conditional right of return allowance with respect to defective products. The contracts with each retailer specify the defective allowance percentage of gross sales. The Company has executed an open return program with a major retailer allowing for an unlimited amount of returns. Estimates for these items are based on actual experience and are recorded as a reduction of revenue at the time of recognition or when circumstances change resulting in a change in estimated returns.

The Company records reductions to sales for estimated product returns, allowances, pricing adjustments, and discounts. Estimates of these items are based on actual experience and the terms of agreements with customers and are recorded at the time sales are recognized or when circumstances change resulting in a change in estimated returns. The actual amount of sales returns and allowances, which is uncertain, may differ from the Company’s estimates. Charges to customers for shipping and handling are included in net sales and the corresponding shipping and handling expenses are included in cost of goods sold in the accompanying statements of operations.

Product Warranty Obligations—The Company provides for product warranties in accordance with the contract terms given to various customers and end users by accruing estimated warranty costs at the time of revenue recognition. Warranties are generally fulfilled by replacing defective products with new products.

Activity in the warranty accrual balance, which is included in accrued liabilities on the consolidated balance sheets, was as follows:

Warranty Accrual
Balance at January 1, 2009	$423,000
Warranty Claims	(508,000)
Warranty Costs Accrued	609,000

Balance at December 31, 2009	524,000
Warranty Claims	(740,000)
Warranty Costs Accrued	914,000

Balance at December 31, 2010	698,000
Warranty Claims	(144,000)
Warranty Costs Accrued	242,000

Balance at March 31, 2011	$796,000

Deferred Debt Issuance Costs—Deferred debt issuance costs relate to fees incurred to obtain and amend loans and revolving credit facilities. These costs are being amortized to interest expense over the respective lives of the debt issues on a straight-line basis, which approximates the effective interest method. Amortization expense was approximately $56,000, $297,000 and $792,000 for the years ended December 31, 2008, 2009 and 2010, respectively. Amortization expense was approximately $208,000 and $72,000 for the three months ended March 31, 2010 and 2011, respectively.

Advertising Costs—The Company expenses all advertising costs as they are incurred. Advertising costs were approximately $3,549,000, $3,107,000 and $5,324,000 for the years ended December 31, 2008, 2009 and 2010. Advertising costs were approximately $1,028,000 and $2,039,000 for the three months ended March 31, 2010 and 2011, respectively. The Company has certain sponsorship arrangements with athletes and musicians. The terms of these arrangements are generally short term in nature. The Company recognizes the expense associated with contractual sponsorships in accordance with the terms of the contract. Various sponsorship arrangements specify a payment upon consummation of the contract as well as monthly installments. Prepayments are expensed ratably over the term of the contract. Other sponsorship arrangements specify a payment based on discrete performance criteria, such as a podium appearance, and are expensed upon achievement of the performance criteria. Amounts capitalized on the balance sheet as prepayments were immaterial for the years ended December 31, 2008, 2009 and 2010 and for the three months ended March 31, 2011. Amounts paid to individuals for contractual sponsorships were immaterial for the years ended December 31, 2008, and 2009 and approximately $496,000 for the year ended December 31, 2010 (See Note 11). Amounts paid to individuals for contractual sponsorships were $139,000 for the three months ended March 31, 2010 and approximately $162,000 for the three months ended March 31, 2011.

Comprehensive Income (Loss)—For the years ended December 31, 2008, 2009 and 2010 and for the three months ended March 31, 2010 and 2011, the Company had no components of other comprehensive income (loss). As a result, net income (loss) equaled comprehensive income (loss) for all periods presented.

Net Income (Loss) Per Share—In accordance with Accounting Standards Codification 260, Earnings Per Share, basic net income (loss) per common share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the reporting period. Diluted net income (loss) per common share reflects the effects of potentially dilutive securities, which consist of preferred stock, convertible note, warrants, unvested restricted stock and stock options. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per common share is as follows:

	Years Ended December 31,			Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
	2008	2009	2010
	(in thousands)
Numerator
Net income (loss) available to common stockholders	$13,019	$2,351	$(9,723)	$(808)	$1,070

Numerator—Pro Forma (unaudited)
Pro forma net income (loss) available to common stockholders			$(6,160)		$1,984

Denominator
Weighted average common stock outstanding for basic net income (loss) per common share	16,955	13,908	14,001	13,840	14,177
Effect of dilutive securities—preferred stock	5,600	4,508	–	–	4,508
Effect of dilutive securities—warrants, unvested restricted stock and stock options	2,212	1,169	–	–	992

Weighted average common shares and dilutive securities outstanding	24,767	19,585	14,001	13,840	19,677

Denominator—Pro Forma (unaudited)
Weighted average common stock outstanding for basic net income (loss) per share			14,001		14,177
Pro forma effect of preferred stock			4,508		4,508
Pro forma effect of convertible note			3,862		3,862
Pro forma effect of shares issued to satisfy security redemption obligation			1,889		1,486

Pro forma weighted average common shares outstanding for basic net income (loss) per common share			24,260		24,033
Effect of dilutive securities—warrants, unvested restricted stock and stock options			—		992

Pro forma weighted average common shares and dilutive securities outstanding			24,260		25,025

Pro forma unaudited basic and diluted net income (loss) available to common stockholders per common share are computed using pro forma net income (loss) adjusted to add back interest expense (net of tax) related to the convertible note of $3,563,000 and $914,000 for the year-ended December 31, 2010 and the three-months ended March 31, 2011, respectively. The weighted average number of common shares outstanding is adjusted to include the pro forma effects for the conversion of preferred stock and the convertible note into common stock as if such conversions had occurred at the beginning of the period. The weighted average number of common shares is also adjusted for the number of shares required to be issued sufficient to repay certain employee and stockholder obligations that are repayable upon the completion of an initial public offering in the amount of $34,000,000 and $26,739,000 for the year-ended December 31, 2010 and the three months ended March 31, 2011, respectively, as if such issuances had occurred at the beginning of the period. Pro forma unaudited diluted net income (loss) per share is computed using the pro forma weighted average number of shares of common stock and common stock equivalents outstanding.

For the years ended December 31, 2008, 2009 and 2010, 591,346, 5,113,640 and 11,849,782 shares subject to stock options, preferred stock and the convertible note were excluded from the diluted calculation as their inclusion would have been anti-dilutive. For the three months ended March 31, 2010 and 2011, 10,735,102 and 3,862,124 shares subject to stock options, preferred stock and the convertible note were excluded from the diluted calculation as their inclusion would have been anti-dilutive.

Stock-Based Compensation—The Company accounts for stock-based compensation in accordance with accounting guidance that requires all stock-based compensation awards granted to employees and directors to be measured at fair value and recognized as an expense in the financial statements. In addition, this guidance requires that excess tax benefits related to stock-based compensation awards be reflected as financing cash flows.

Management Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments—The carrying amounts shown for the Company’s cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short term maturity of those instruments. The fair value of the long term debt approximates its carrying value based on the variable nature of interest rates and current market rates available to the Company.

Reclassifications—Certain reclassifications have been made to the prior period balances to conform to the 2010 presentation.

Recent Accounting Pronouncements—The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial statements.

3.	Allowance for Doubtful Accounts and Sales Returns

Following is a rollforward of the allowance for doubtful accounts and for sales returns and allowances, which are classified as a reduction of accounts receivable and in accrued liabilities, respectively:

	Doubtful Accounts	Sales Returns & Allowances
	(in thousands)
Balance, January 1, 2008	$305	$1,752
Provision	747	5,079
Deductions	(43)	(5,848)

Balance, December 31, 2008	1,009	983
Provision	466	4,808
Deductions	–	(4,077)

Balance, December 31, 2009	1,475	1,714
Provision	2,371	11,971
Deductions	(843)	(10,740)

Balance, December 31, 2010	3,003	2,945
Provision	519	2,406
Deductions	(210)	(3,415)

Balance, March 31, 2011	$3,312	$1,936

4.	Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31,		March 31,
	2009	2010	2011
	(in thousands)
Cost:
Leasehold improvements	$846	$1,512	$1,589
Furniture and fixtures	519	1,226	1,525
Other equipment	374	1,171	1,698
Computer equipment and software	666	1,029	1,154
Vehicles	125	217	219

	2,530	5,155	6,185
Less accumulated depreciation	(511)	(1,188)	(1,436)

Property and equipment, net	$2,019	$3,967	$4,749

Depreciation and amortization expense related to property and equipment was $140,000, $415,000 and $677,000, for the years ended December 31, 2008, 2009 and 2010, respectively, and $126,000 and $248,000 for the three months ended March 31, 2010 and 2011, respectively.

5.	Stock Repurchases

On November 28, 2008, the Company entered into a securities purchase and redemption agreement with Goode Skullcandy Holdings LLC, or Goode, pursuant to which it sold to Goode 1,358 shares of its series C preferred stock for $129.63 per share and issued Goode a convertible note in aggregate principal amount of $29,824,000. The principal purpose of the transaction was to raise additional capital that could be used to provide liquidity to existing stockholders of the Company by repurchasing a portion of their securities. To that end, the securities purchase and redemption agreement also provided that the Company would repurchase certain securities from its existing stockholders, subject to certain conditions including approval of the Board of Directors. The offer to repurchase securities was offered to all of the Company’s then existing stockholders, approximately 98% of which elected to participate.

In January 2009, the Board of Directors approved the repurchase transaction contemplated by the securities purchase and redemption agreement. The transaction closed in February 2009 resulting in the Company’s repurchase of 4,826,402 shares of common stock, 73,289 shares of Series A preferred stock and 6,255 shares of Series B preferred stock from existing stockholders for an aggregate purchase price of $55,168,000. The purchase price consisted of $30,000,000 in cash, which funds were obtained from the convertible note issued in November 2008 and the issuance of 1,358 shares of Series C preferred stock for $129.63 per share, $168,000 from the exercise of options to purchase common stock, and $25,000,000 in the form of an unsecured, subordinated promissory note payable pro-rata to stockholders participating in the transaction. This note bears interest at 11% per annum and matures in February 2013. Amounts paid in excess of the stated value on the Series A and B preferred stock are reflected as a deemed preferred dividend in arriving at net income available to common stockholders during 2009. The excess of the repurchase price over the fair market value of the common stock was accounted for as the cost of treasury stock following the guidance of ASC 505-30, Treasury Stock, since no stated or unstated consideration was received by the Company in addition to the shares that were redeemed. The excess of the repurchase price over the fair market value of the common stock redeemed from employers that had previously obtained those shares pursuant to a compensatory arrangement was accounted for as compensation expense following the guidance in ASC 718, Stock Compensation.

Included in the shares redeemed were common stock held by the Company’s founder and former chief executive officer. The shares redeemed by the founder and former chief executive officer were obtained upon the original founding of the Company and not pursuant to a compensatory share based arrangement. Further, the per share amount received in the redemption by the founder and former chief executive officer was the same as all of the other stockholders that participated in the redemption. Accordingly, the Company has accounted for the redemption of these shares as treasury stock consistent with the other redeemed shares.

Pursuant to the securities purchase and redemption agreement, three contingent payments of additional consideration are to be made. At the time the securities purchase and redemption agreement was entered into, these contingent payments were to be made within ten days following the date that is six months after a qualified initial public offering or other liquidation event, as defined in the agreement.

The amount of the first contingent payment (ranging from $0 to $17,500,000 in the aggregate) is payable to participants in the management incentive plan based on the compound internal rate of return realized by a significant investor in the Company. In December 2010, the Company amended the securities purchase and redemption agreement, dated November 28, 2008, and removed the contingencies associated with the management incentive plan bonus and issued unsecured promissory notes in the amount of $16,500,000. See note 6 for additional details related to the promissory notes issued in connection with the management incentive plan.

The amount of the second contingent payment (ranging from $0 to $17,500,000 in the aggregate) is payable to stockholders who redeemed securities in February 2009 and is based on the compound internal rate of return realized by a significant investor in the Company.

During 2009 and 2010, the Company accounted for a portion of the second contingent payment (related to amounts payable to non-employee stockholders) as a derivative under ASC 815, Derivatives and Hedging. Based on management’s expectation that the probability of meeting the stated contingencies was remote at the time of issuance, the initial value of the derivative was deemed to be immaterial.

In December 2010, the Company amended the securities purchase and redemption agreement and removed the contingencies associated with the second contingent payment that is based on the compound internal rate of return and fixed the amount payable at $17,500,000. As such, this payment was no longer accounted for a derivative as of December 31, 2010. This payment will be paid on a pro-rata basis to stockholders participating in the stock redemption in February 2009 upon the earlier of December 31, 2013, ten business days following a qualified initial public offering and ten business days following a sale of a majority ownership interest in the Company. Because this obligation has a stated term and no stated interest rate, it has been recorded at its net present value of $15,109,000 in the accompanying balance sheet as of December 31, 2010 using an implied interest rate of 5%. Of this amount, $12,225,000 (related to non-employee stockholders) has been recorded in other expense and $2,884,000 (related to employee stockholder) has been recorded as compensation expense in accordance with ASC 718. At March 31, 2011, this obligation has been accreted to its net present value of $15,249,000 and the corresponding increase has been recorded as interest expense for the three months ended March 31, 2011.

The amount of the third contingent payment is payable to stockholders who redeemed securities in February 2009 and is based on the number of options forfeited (from the date of the redemption to a qualified initial public offering or other liquidation event) that existed at the time of the transaction multiplied by the per share transaction price combined with the value of the exercise cost for all options exercised (from the date of the redemption to a qualified initial public offering or other liquidation event) that existed at the time of the transaction.

During 2009 and 2010 and the three months ended March 31, 2011, the Company accounted for a portion of the third contingent payment (related to amounts payable to non-employee stockholders) as a derivative under ASC 815, Derivatives and Hedging. The estimated fair value of the derivative related to the third contingent payment is approximately $2,391,000 as of December 31, 2010 and March 31, 2011. The change in the fair value of this derivative has been recorded in other expense.

6.	Debt

Revolving Credit Facility

On August 31, 2010, the Company entered into a revolving credit and security agreement, or the credit facility, with PNC Bank and UPS Capital Corporation, as lenders. Simultaneously with entering into the credit facility, the Company borrowed amounts under the credit facility to pay off the outstanding balance of the previous credit facility. The credit facility is secured by substantially all the assets of the Company. The credit facility provides for revolving loans and letters of credit of up to $28,750,000 (which may be increased to up to $50,000,000 upon the Company’s request subject to certain conditions) and expires on August 31, 2013. The total amount of available borrowings is subject to limitations based on specified percentages of the value of eligible receivables and inventory. At December 31, 2009 and 2010, total borrowings were $2,000 and $10,802,000, respectively. At March 31, 2011, total borrowings were approximately $9,029,000 and the Company had $18,040,000 of additional availability under the credit facility. The Company may request up to two increases in the total maximum available amount of the credit facility from the existing lenders, each in an amount not to exceed $10,625,000, such that the aggregate amount of the facility does not exceed $50,000,000. As of March 31, 2011, the credit facility carried an interest rate of 4.75%. At March 31, 2011, the Company was in compliance with all financial covenants.

Long-term Debt

Long-term debt consisted of the following:

	December 31,		March 31,
	2009	2010	2011
	(in thousands)
Convertible note, related party	$31,399	$32,036	$32,983
Promissory notes, related party	20,627	22,781	15,619
Promissory notes	4,373	1,043	1,043
Stockholder payable, related party	–	12,513	12,629
Stockholder payable	–	2,596	2,620
Derivative liability	–	2,391	2,391

	$56,399	$73,360	$67,285

In November 2008, the Company issued a convertible note in the amount of $29,824,000 in connection with the securities purchase and redemption agreement. This note is convertible at a price of $7.72 into 3,862,124 common shares of the Company at any time before the maturity of the note on November 28, 2013. The note is secured by a second lien on substantially all of the Company’s assets and carries interest at a rate of 15% per annum, 5% of which is paid in cash and 10% of which is accrued and added to the principal balance of the note on a quarterly basis. The Company recognized interest expense related to this note of $495,000, $5,762,000 and $5,912,000 during the years ended December 31, 2008, 2009 and 2010. Accrued interest of $3,403,000, $3,573,000 and $4,403,000 is reflected in the principal balance of the convertible note as of December 31, 2009, 2010 and March 31, 2011, respectively. Simultaneously with the consummation of a qualified initial public offering, the Company has the option to require the holder to either, at the holder’s option exercise its conversion right or accept the principal amount plus all accrued and unpaid interest as payment in full. The convertible note is subordinated to the Company’s credit facility. In connection with the issuance of this note, the Company entered into an advisory agreement with the note holder, which requires payments of $150,000 per year during the term of the note. The holders of the convertible note have delivered executed notices to the Company exercising their option to have the convertible note converted into common stock immediately prior to the consummation of an initial public offering.

In February 2009, the Company issued an unsecured subordinated promissory note in the aggregate amount of $25,000,000 to repurchase shares from existing stockholders pursuant to the securities purchase and redemption agreement. The note bears interest at a rate of 11% per annum and matures on February 3, 2013. During 2010, the Company repaid $17,677,000 of the principal balance on the note. Amounts outstanding as of December 31, 2009, 2010 and March 31, 2011 totaled $25,000,000, $7,323,000, and $7,323,000 respectively. The unsecured subordinated promissory note is subordinated to the credit facility and the convertible note.

In December 2010, the Company issued unsecured subordinated promissory notes in the amount of $16,500,000 in connection with the management incentive bonus. The notes bear interest at a rate of 3.3% per annum and mature on the earlier of December 31, 2012, the tenth business day following a qualified initial public offering, the tenth business day following a sale of a majority ownership interest in the Company, or upon the occurrence of certain events of default. Additionally, the Company recorded $1,000,000 in accrued liabilities for amounts to be paid to various other employees not participating in the management incentive bonus. In January 2011, the Company repaid $7,161,000 of the principal balances of the notes. As of March 31, 2011, amounts outstanding on the notes totaled approximately $9,339,000.

In December 2010, the Company amended the securities purchase and redemption agreement dated November 28, 2008 and removed the contingencies associated with the additional stockholder payment of $17,500,000. This payment will be paid on a pro-rata basis to stockholders participating in the stock redemption upon the earlier of December 31, 2013, ten business days following a qualified initial public offering and ten business days following a sale of a majority ownership interest in the Company. Because this obligation has a stated term and no stated interest rate, it has been recorded at its net present value in the accompanying balance sheet as of December 31, 2010 and March 31, 2011 using an implied interest rate of 5%.

Included in the table above, is a derivative liability that has been recorded as a derivative due to the variability in the potential amount payable (see Note 5 for a further description). The estimated fair value of this derivative is approximately $2,391,000 as of December 31, 2010 and March 31, 2011 and will be settled in connection with the payment of the other stockholder payables.

7.	Income Taxes

Income tax expense consisted of the following components:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Current:
Federal	$7,271	$8,159	$6,579
State	425	472	946

Total current	7,696	8,631	7,525
Deferred:
Federal	(26)	(290)	(2,565)
State	(1)	(23)	(307)

Total deferred	(27)	(313)	(2,872)

Total provision for income taxes	$7,669	$8,318	$4,653

A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate is as follows:

	Year Ended December 31,
	2009	2010
U.S. federal statutory income tax rate	35.0%	(35.0%)
State tax, net of federal tax impact	1.4	(3.3%)
Change in value of derivative	–	128.6%
Stock-based compensation	3.9	3.4%
Tax credits	(0.2)	(2.2%)
Other	0.2	0.8%

	40.3%	92.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of deferred income tax assets and liabilities are as follows:

	December 31,
	2009	2010
	(in thousands)
Current deferred tax assets:
Bad debt reserve	$541	$1,150
Obsolete inventory reserve	92	100
Allowance for sales returns	629	1,128
Warranty reserve	192	267
Compensation accruals	52	601
Uniform capitalization regulations accrual	253	465

Total current deferred taxes	1,759	3,711
Noncurrent deferred tax assets (liabilities):
Fixed assets	(349)	(943)
Stock compensation	68	1,708
Other	(208)	(335)

Total noncurrent deferred taxes	(489)	430

Total net deferred tax assets	$1,270	$4,141

Deferred tax assets and liabilities are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current, depending on the periods in which the temporary differences are expected to reverse.

Accounting Standards Codification (ASC) 740-10 clarifies the accounting for reporting uncertainties in income tax law. This guidance prescribes a comprehensive model for financial recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Under this guidance, companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company did not record any adjustments to its tax accounts as a result of the implementation of ASC 740-10.

During the year ended December 31, 2010, the aggregate changes in the total gross amount of unrecognized tax benefits were as follows (in thousands):

Balance as of January 1, 2010	$–
Decrease of unrecognized tax benefits taken in prior years	–
Increase in unrecognized tax benefits related to current year	45

Balance at December 31, 2010	$45

The Company does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions, and the Company does not anticipate any events which could cause a change to these uncertainties. The Company recognizes accrued interest and penalties related to uncertain tax positions as part of income tax expense. As of December 31, 2009 and December 31, 2010, the Company has no accrued interest and penalties. As of December 31, 2010, the U.S. Federal statute of limitations remains open for the tax years ended December 31, 2007 and forward. The majority of the state statutes of limitations remain open for the tax years ended December 31, 2007 and forward.

During the year ended December 31, 2010, the Company recorded a tax benefit of $712,000 directly to equity for excess tax deductions related to stock-based compensation expense.

The Company estimates what its effective tax rate will be for the full year and records a quarterly income tax provision in accordance with the anticipated effective annual tax rate. The Company has computed its provision for income taxes for the three months ended March 31, 2010 and 2011 using an estimated effective annual tax rate of 37.0% and 40.9%, respectively, plus the tax impact of discrete items in the periods.

8.	Employee Benefit Plan

The Company maintains a salary deferral 401(k) plan for all full-time employees. This plan allows employees to contribute a portion of their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Service. The Company made matching contributions to the plan totaling $67,000, $114,000 and $114,000 for the years ended December 31, 2008, 2009 and 2010, respectively. The Company made matching contributions to the plan totaling $35,000 and $123,000 for the three months ended March 31, 2010 and 2011, respectively.

9.	Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Preferred Stock

During the year ended December 31, 2008, the Company issued 1,358 shares of Series C preferred stock for total gross proceeds of $176,000. Pursuant to the terms of the Series C preferred stock, the conversion ratio was subsequently adjusted following the completion of the Company’s audited financial statements for the year ended December 31, 2008 based on a pre-determined formula. As a result of this one-time adjustment, shares of Series C preferred stock will convert into 1,628 shares of common stock immediately prior to the consummation of a qualified initial public offering.

Each share of preferred stock is convertible, at the option of the holder, into fully paid shares of common stock. The conversion rate is based on the original purchase price, initially 14 shares of common stock for each share of preferred stock, subject to adjustments for stock dividends, stock splits, capital reorganizations and dilution. At December 31, 2010, the shares of Series A and B preferred stock were convertible into common stock on a 1-for-14 basis and the shares of Series C preferred stock were convertible into common stock on a 1-for-16.784 basis. Each share of preferred stock is also automatically convertible into shares of common stock upon the occurrence of certain defined events, including a qualified initial public offering of the Company’s common stock. In the event of liquidation, consolidation, merger, or winding up of the Company prior to conversion, holders of preferred stock are entitled to receive, in preference to the holders of the common stock, an amount equal to their liquidation preference or a pro rata share of the remaining assets, based on their ownership of the Company with Series C holders the first in line, followed by Series B holders, and then Series A holders. If there are any available funds and assets remaining after the payment or distribution to the holders of preferred stock, then all remaining funds and assets will be distributed to the holders of the outstanding common stock and Series A preferred stock on a pro rata basis according to the number of common shares held or that would be held upon conversion. Pursuant to the Company’s security holder’s agreement, holders representing a majority of the Series C preferred stock and the Company’s convertible note have the right to require the Company to purchase all, but not less than all, of the shares of common stock underlying the Series C preferred stock and convertible note if the Company has not completed a Qualified IPO (as defined in the security holder’s agreement) by March 28, 2012. The purchase price of the shares will be equal to the greater of (i) the fair market value of the shares on the date notice of the repurchase option is given by the holders to the Company or (ii) the holder’s pro rata share of the aggregate price paid by the holders for the shares, plus any accrued and unpaid interest.

Series A holders are entitled to receive, when declared, non-cumulative dividends at a rate of 8% of the original issue price per share for the Series A preferred stock. Series B holders are entitled to a cumulative dividend of 7% of the original purchase price, to be paid upon declaration by the board of directors or at a liquidity event. As of December 31, 2010 and March 31, 2011, cumulative undeclared dividends on Series B preferred stock totaled approximately $424,000 and $459,000, respectively. Series C holders are entitled to receive cash dividends of 5% of the original issue price per share plus an additional accrued dividend of 10% of the original issue price per share, such accrued dividends being compounded on a quarterly basis. Accrued dividends owed to Series C holders were $45,000 and $54,000 as of December 31, 2010 and March 31, 2011, respectively.

Preferred stock with a $0.0001 per share par value consists of the following at December 31, 2009, 2010 and March 31, 2011:

	Shares Designated	Shares Issued	Shares Outstanding	Liquidation Value
Series A preferred stock	331,379	331,379	258,090	$688,000
Series B preferred stock	70,000	68,517	62,262	1,817,000
Series C preferred stock	10,000	1,358	1,358	231,000

	411,379	401,254	321,710	$2,736,000

The Series B preferred stock is redeemable at the later of the sixth anniversary date of its original issuance of December 28, 2007 or the date on which no shares of Series C preferred stock are outstanding. Any holder or holders of at least a majority of the then outstanding shares of Series B preferred stock may elect to exercise the redemption rights. The redemption of Series A preferred stock is allowed at any time after the sixth anniversary of the Series B original issue date or the date on which no shares of Series C preferred stock are outstanding. Any holder or holders of at least 75% of the then outstanding shares of Series A preferred stock may elect to exercise the redemption rights.

As a result of the redemption features of the Series A, Series B and Series C preferred stock, the Company classifies Series A, B and Series C preferred stock outside of permanent equity as of December 31, 2009, 2010 and March 31, 2011 at its then redemption value net of issuance costs, in accordance with the provisions of Accounting Series Release No. 268, Redeemable Preferred Stocks, and ASC 480, Distinguishing Liabilities from Equity. However, because the timing of any such redemption event is uncertain, the Company has elected not to adjust the carrying value of its Series A, B and C preferred stock to their liquidation values until it becomes probable the redemption will occur.

10.	Stock-Based Compensation

The Company has a stock option plan that provides for the grant of incentive and nonqualified options to purchase the Company’s common stock to selected officers, other key employees, directors and consultants. Options are granted at a price not less than the fair market value on the date of grant and generally become exercisable between one and four years after the date of grant in accordance with an applicable vesting schedule, and generally expire ten years from the date of grant.

The fair value of the common stock that underlies the stock options has historically been determined by the board of directors based upon information available to it at the time of grant. Because there has been no public market for the common stock, the Company’s board of directors has determined the fair value of the Company’s common stock based on an analysis of relevant metrics, including the following: (i) the rights, privileges and preferences of the convertible preferred stock; (ii) the Company’s operating and financial performance; (iii) the hiring of key personnel; (iv) the introduction of new products; (v) the risks inherent in the development and expansion of the Company’s products; (vi) the fact that the option grants involve illiquid securities in a private company; (vii) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company; and (viii) an estimated enterprise value determined by applying a consistent multiple to the Company’s earnings before interest, taxes, depreciation and amortization, or EBITDA. In addition, the board of directors has obtained periodic valuation studies from an independent third party valuation firm. In performing its valuation analysis, the valuation firm engaged in discussions with management, analyzed historical and forecasted financial statements and reviewed corporate documents. In addition, these valuation studies were based on a number of assumptions, including industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation.

The Company recorded $595,000, $871,000 and $4,764,000 (including both employees and non-employees) in stock-based compensation for the years ended December 31, 2008, 2009 and 2010, respectively. The Company recorded $870,000 and $779,000 in stock-based compensation for the three months ended March 31, 2010 and 2011, respectively. The Company utilized the Black-Scholes-Merton valuation model for estimating the fair value of options granted.

The Company calculated the fair value of each option grant on the respective dates of grant using the following weighted average assumptions:

	Year Ended December 31,			Three Months Ended March 31, 2011
	2008	2009	2010
Fair value of options granted	$1.38	$3.90	$4.95	$7.55
Risk-free interest rate	3.46%	2.69%	1.96%	2.81%
Expected term (in years)	7.0	7.0	6.3	7.0
Expected dividend yield	0%	0%	0%	0%
Expected volatility	45%	45%	43.6%	39.8%

Option valuation methods, including Black-Scholes-Merton, require the input of highly subjective assumptions, which are discussed below.

Expected Term—Options granted generally vest as follows: 25% of the shares on the first anniversary of the vesting commencement date and the remaining 75% proportionately each month over the next 36 months. Options granted generally expire 10 years from the date of grant. The expected term currently used is calculated based on management’s best estimate of the expected life of the options.

Expected Volatility—ASC 718 indicates that companies should consider volatility over a period generally commensurate with the expected or contractual term of the stock option. Adequate Company-specific data does not exist for this time period, due to the Company’s incorporation in 2003. The volatility variable used is a benchmark of other comparable companies’ volatility rates.

Expected Dividend Yield—The dividend rate used is zero as the Company has never paid any cash dividends on its common stock and does not anticipate doing so in the foreseeable future. The Company is also restricted from paying dividends on common stock under its credit facility.

Risk-Free Interest Rate—The interest rates used are based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Expected Forfeiture Rate—Based on historical experience of option pre-vesting cancellations, the Company has assumed a 10% forfeiture rate for its current options. Under the true-up provisions of ASC 718, the Company will modify the expense if the actual forfeiture rate is different than what the Company estimated.

The unrecognized compensation cost of stock options and restricted stock as of December 31, 2010 and March 31, 2011 was $8,076,000 and $9,640,000, respectively, which is expected to be recognized over the weighted average remaining vesting period of 3.07 and 3.32 years, respectively. As of December 31, 2010 and March 31, 2011, there were 725,214 and 506,996 shares, respectively, of common stock available for future issuances of stock options.

Changes in stock options issued are as follows:

	Options Outstanding	Price Range	Weighted- Average Price
Balance at December 31, 2007	1,466,500	$0.03 – 0.37	$0.30
Granted	1,216,586	1.85 – 5.26	2.76
Exercised	(297,486)	0.30 – 1.85	0.66
Forfeited	(263,914)	0.30 – 5.26	0.66

Balance at December 31, 2008	2,121,686	0.03 – 5.26	1.56
Granted	718,900	7.42 – 8.44	7.74
Exercised	(579,950)	0.30 – 5.26	0.68
Forfeited	(238,980)	0.37 – 7.42	2.89

Balance at December 31, 2009	2,021,656	0.03 – 8.44	3.86
Granted	1,833,608	9.62 – 11.99	10.87
Exercised	(292,418)	0.03 – 7.42	0.71
Forfeited	(212,618)	0.37 – 9.62	3.91

Balance at December 31, 2010	3,350,228	$0.30 –11.99	$7.97

Granted	339,850	16.42	16.42
Exercised	(88,508)	0.30 – 8.44	0.58
Forfeited	(121,632)	8.00 –16.42	15.42

Balance at March 31, 2011	3,479,938	$0.30 –16.42	$8.72

Exercisable at March 31, 2011	1,434,104	$0.30 – 9.62	$5.96

The following table summarizes information about stock options outstanding and exercisable at March 31, 2011:

	Options Outstanding		Options Exercisable
Exercise Prices	Number of Underlying Shares	Weighted- average remaining term in years	Number of Underlying Shares	Weighted- average remaining term in years
$ 0.30	23,562	6.01	23,562	6.01
0.37	99,036	6.41	97,482	6.41
1.85	412,832	7.02	318,192	7.02
2.73	79,464	7.16	56,952	7.16
5.26	236,586	7.40	168,452	7.39
7.42	343,000	8.01	191,646	8.01
8.00	17,500	8.28	7,784	8.28
8.06	122,500	8.42	48,776	8.42
8.44	130,900	8.64	45,360	8.64
9.62	572,124	3.77	485,898	2.84
10.31	368,494	9.16	–	–
11.99	821,590	9.60	–	–
16.42	252,350	9.92	–	–

	3,479,938	7.76	1,434,104	5.83

The 2008 Equity Incentive Plan allows option holders to exercise unvested stock options at any time; however, the Company has the right to repurchase any unvested shares of common stock upon termination of employment at the original exercise price. The Company’s right of repurchase lapses as the shares vest. The consideration received from exercises of unvested stock options is recorded as a liability and is reclassified into equity as the awards vest. Shares issued upon the exercise of unvested stock options are not considered outstanding shares of common stock until these awards vest. The following table summarizes information about shares restricted for future vesting:

	Outstanding Restricted Shares	Price Range	Weighted- Average Price
Balance at December 31, 2008	277,788	$0.03 –1.85	$0.56
Unvested shares exercised	–	–	–
Previously exercised shares vested	(208,740)	0.03 – 1.85	0.34

Balance at December 31, 2009	69,048	$0.30 – 1.85	$1.23
Unvested shares exercised	–	–	–
Previously exercised shares vested	(43,386)	0.30 – 1.85	0.95

Balance at December 31, 2010	29,662	$0.30 – 1.85	$1.71
Unvested shares exercised	–	–	–
Previously exercised shares vested	(6,118)	0.30 – 1.85	1.40

Balance at March 31, 2011	19,544	$0.30 – 1.85	$1.80

At December 31, 2009, the Company had recorded a liability of approximately $80,000 relating to 69,048 unvested shares of common stock subject to repurchase. At December 31, 2010, this liability was $39,000 relating to 25,662 unvested shares of common stock subject to repurchase. At March 31, 2011, the liability was $30,000 relating to 19,544 unvested shares of common stock subject to repurchase. Shares subject to repurchase by the Company were exercised at prices ranging from $0.30 to $1.85 per share.

Non-employee Stock Options

The Company from time to time grants options to purchase common stock to non-employees for advisory and consulting services. Pursuant to ASC 505-50, Equity-Based Payments to Non-Employees, the Company estimates the fair value of these stock options using the Black-Scholes-Merton option pricing formula at each balance sheet date and records expense ratably over the vesting period of each stock option award. The Company recorded stock-based compensation expense related to these non-employee stock options of $83,000, $108,000, and $3,178,000 for the years ended December 31, 2008, 2009 and 2010, respectively, with a corresponding offset to additional paid in capital. For the three months ended March 31, 2010 and 2011, the Company recorded $480,000 and $32,000, respectively, relating to non-employee stock options. During the year ended December 31, 2010, in accordance with a license agreement with Roc Nation, LLC the Company issued 485,324 performance based options to Roc Nation. At the end of 2010, it was determined the performance requirements were satisfied and stock-based compensation expense of $3,074,000 was recognized in 2010 related to these options.

	Year Ended December 31,			Three Months Ended March 31, 2011
	2008	2009	2010
Fair value of options granted	$0.95	$–	$3.36	$–
Risk-free interest rate	3.34%	–%	1.38%	–%
Expected term (in years)	7	–	4.5	–
Expected dividend yield	0%	–%	0%	–%
Expected volatility	45%	–%	40%	–%

11.	Commitments and Contingencies

In December 2010, in recognition of the likelihood that the bonus pool under the previously existing management incentive plan would ultimately be funded at the maximum level, the Company determined to pay out the bonus pool on December 31, 2010 and to recognize the associated compensation expense at that time. Accordingly, on December 31, 2010, the Company issued subordinated promissory notes, or the 2010 notes, to each of the participants in the management incentive plan in an aggregate principal amount of $16,500,000. As of March 31, 2011, the notes totaled $9,339,000. The Company determined to retain $1,000,000 of the amount initially allocated to the management incentive plan to be allocated to various non-participating employees. All unpaid principal and interest amounts on the 2010 notes are payable on the earlier of December 31, 2012, the tenth business day following a qualified initial public offering, the tenth business day following a sale of a majority ownership interest in the Company or upon the occurrence of certain events of default.

In connection with the issuance of the 2010 notes, the Company amended the securities purchase and redemption agreement to fix the contingent payment to selling security holders based upon a compound interest rate of return at $17,500,000 and to provide that such amount would be paid to the selling security holders on the earlier of December 31, 2013, ten business days following the consummation of a qualified initial public offering or ten business days following a sale of a majority ownership interest in the Company. As described in Note 5 and 6, a portion of the other contingent amount payable to stockholders is accounted for as a derivative. The fair value of the amount payable to stockholders is estimated to be $2,391,000 as of December 31, 2010 and March 31, 2011.

The Company has contractual relationships with certain of its sponsored athletes, DJs, musicians and artists, whereby the company compensates them for promoting its products or pays them a royalty on sales of their signature headphones. The contracts typically have a one year term, with some providing for a two year term. In addition to cash payments, the Company generally provides limited complimentary products for its sponsors use, and reimburses certain travel expenses incurred in conjunction with promoting the Company’s products. Future minimum payments under the sponsorship agreements are (in thousands):

Year ended December 31:
2011	$880
2012	102
2013	26

Total minimum sponsorship payments	1,008

The Company leases office space in Park City, Utah under an operating lease expiring in 2013. The Company also leases office space in Shenzen, China and San Clemente, California with leases expiring in 2013 and 2014, respectively. Future minimum payments under the operating lease obligations are (in thousands):

Year ended December 31:
2011	$518
2012	516
2013	200
2014	83

Total minimum lease payments	$1,317

Rent expense for the years ended December 31, 2008, 2009 and 2010 totaled $154,000, $652,000 and $757,000, respectively. Rent expense for the three months ended March 31, 2010 and 2011 totaled $118,000 and $122,000, respectively.

The Company is subject to various claims, complaints and legal actions in the normal course of business from time to time. The Company does not believe it has any currently pending litigation of which the outcome will have a material adverse effect on its operations or financial position.

12.	Subsequent Events

Subsequent events have been evaluated through the date that the consolidated financial statements were available to be issued on April 28, 2011.

On April 22, 2011, the Company completed its purchase of substantially all the assets of Astro Gaming, Inc. for $10.8 million. Astro Gaming, Inc. is a leader in gaming headphones based in San Francisco, California. The Company paid the purchase price using cash on hand and borrowings of approximately $10.0 million under its credit facility.

The Company’s Board of Directors and stockholders have approved a 14-for-1 stock split of the Company’s common stock. An amendment to the amended and restated certificate of incorporation was filed on July 14, 2011 effecting the 14-for-1 stock split. All common share and per share amounts retroactively reflect the stock split.

Skullcandy
EVERY REVOLUTION NEEDS A SOUNDTRACK
THE ROCNATION
AVIATOR
DANNY KASS //
EVERY REVOLUTION NEEDS A SOUNDTRACK
SKULLCANDY.COM/APP
TV
SKULLCANDYTV.COM/DANNY
OAKLEY

DANNY KASS Playlist
Missfits: bullet
MGMT: Weekend Wars
Rolling Stones: hang fire
Trouble: Out of Blights
Lil John: Yeah

PHOTO: REED HOWE // QUANG LE

DERRICK ROSE ///
AVIATOR HEADPHONES
SNOOP DOGG ///
SKULLCRUSHER HEADPHONES
ALEXANDRA LAWN ///
AVIATOR HEADPHONES
WALE ///
AVIATOR HEADPHONES

Through and including , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Skullcandy®

8,489,825 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Morgan Stanley

Jefferies

Piper Jaffray

KeyBanc Capital Markets

Raymond James

, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee	$21,537
Printing and Engraving Expense	250,000
Legal Fees	1,500,000
Accounting Fees	1,000,000
Nasdaq Listing Fees	25,000
FINRA Filing Fee	18,092
Transfer Agent Fee	2,750
Miscellaneous	349,261

Total	$3,166,640

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, provides that a corporation may, in its original certificate of incorporation or an amendment thereto, eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our bylaws provide for indemnification of the officers and directors to the full extent permitted by the DGCL.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its directors and certain officers for certain liabilities arising under the Securities Act.

Item 15. Recent Sale of Unregistered Securities

Since January 1, 2008, we have issued the following securities that were not registered under the Securities Act:

1. Since January 1, 2008, we have granted options to employees, directors and consultants to purchase an aggregate of 3,769,094 shares of our common stock under our equity incentive plan at exercise prices ranging from $1.85 to $11.99. During this period, options to purchase 1,047,788 shares of our common stock were exercised with an average per share exercise price of $1.56 for cash consideration to us in the aggregate amount of $667,938.92.

2. In November 2008, we sold 1,358 shares of Series C convertible preferred stock to an accredited investor in consideration for $129.63 per share for aggregate proceeds of $176,074. We also issued a convertible unsecured promissory note, or convertible note, in the amount of $29.8 million to the same investor, which gives such investor the option to convert the convertible note at a price of $7.72 per share, subject to certain adjustments, into 3,862,124 shares of our common stock at any time before the maturity of the convertible note in November 2013. The convertible note is secured by substantially all of our assets and bears interest at a rate of 15% per annum, 5% of which is paid in cash and 10% of which is accrued and added to the principal balance of the convertible note on a quarterly basis.

3. In February 2009, we issued unsecured subordinated promissory notes in the aggregate principal amount of $25.0 million to certain stockholders. The interest rate of the notes is 11% per annum, payable quarterly until repaid or its maturity on February 3, 2013.

4. In December 2010, we issued unsecured subordinated promissory notes, in an aggregate principal amount of $16.5 million to certain members of our management team in connection with the pay out of the bonus pool under our previously existing management incentive plan. The notes bear interest at a rate of 3.3% per annum, with all unpaid principal and interest amounts payable on the earlier of December 31, 2012, the tenth business day following a qualified initial public offering, the tenth business day following a sale of a majority ownership interest in us or upon the occurrence of certain events of default.

The issuances of options, shares upon the exercise of options, preferred stock and promissory notes described above were deemed exempt from registration under Section 4(2) or Regulation D of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) or Regulation D of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Data Schedules

(A) Exhibits

Exhibit No.	Description of Exhibit

**1.1	Form of Underwriting Agreement

**3.1	Amended and Restated Certificate of Incorporation of Skullcandy, Inc., as currently in effect

**3.2	Certificate of Correction of Amended and Restated Certificate of Incorporation of Skullcandy, Inc., as currently in effect

**3.3	Form of Amended and Restated Certificate of Incorporation of Skullcandy, Inc. (to be in effect upon completion of this offering)

**3.4	Amended and Restated Bylaws of Skullcandy, Inc., as currently in effect

**3.5	Form of Amended and Restated Bylaws of Skullcandy, Inc. (to be in effect upon completion of this offering)

**3.6	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of Skullcandy, Inc., to effect the forward stock split

**4.1	Form of Stock Certificate

**4.2A	Security Holders Agreement, dated November 28, 2008, by and among Skullcandy, Inc., the security holders listed on Exhibit A thereto and Goode Skullcandy Holdings LLC

**4.2B	Amendment to Security Holders Agreement, dated July 6, 2011, by and among Skullcandy, Inc. and the investors listed on the signature pages thereto

**4.3	Modification Agreement, dated December 31, 2010, by and among Skullcandy, Inc., the selling holders listed thereto and Goode Skullcandy Holdings LLC

5.1	Opinion of Latham & Watkins LLP

**10.1	Revolving Credit and Security Agreement, dated August 31, 2010, by and among PNC Bank, National Association, UPS Capital Corporation, Skullcandy, Inc. and the other persons joined as a borrower thereto from time to time

**10.2	Unsecured Subordinated Promissory Note, dated February 3, 2009, by and among Skullcandy, Inc. and the parties listed as a Subordinated Lender therein

**10.3	Amendment to Unsecured Subordinated Promissory Note, dated August 31, 2010, by and among Skullcandy, Inc. and the agent for the Subordinated Lenders

**10.4	Form of Convertible Secured Promissory Note

**10.5	Amendment to Convertible Promissory Note and Security Agreement, dated December 16, 2008 by and between Skullcandy, Inc. and Goode Skullcandy Holdings LLC

**10.6	Amendment to Convertible Promissory Note, dated August 31, 2010 by and between Skullcandy, Inc. and Goode Skullcandy Holdings LLC

**10.7	Form of Subordinated Promissory Note, dated December 31, 2010, by and between Skullcandy, Inc. and each of certain Key Employees

**10.8	Lease Agreement, dated August 27, 2007, by and between Skullcandy, Inc. and Cottonwood Newpark One, L.C.

**10.9	Lease Addendum No. 1, dated June 18, 2008 by and between Skullcandy, Inc. and Cottonwood Newpark One, L.C.

**10.10	Lease Addendum No. 2, dated July 21, 2010 by and between Skullcandy, Inc. and Cottonwood Newpark One, L.C.

Exhibit No.	Description of Exhibit

**10.11	Lease Addendum No. 3, dated September 2, 2010 by and between Skullcandy, Inc. and Cottonwood Newpark One, L.C.

**10.12	Master Services Agreement, dated July 16, 2010, by and between Skullcandy, Inc. and UPS Supply Chain Solutions, Inc.

**10.13	2005 Stock Plan

**10.14A	Form of Stock Option Agreement under the 2005 Stock Plan

**10.14B	Form of Stock Option Agreement under the 2005 Stock Plan — With Early Exercise Option

**10.15	2008 Equity Incentive Plan

**10.16	Form of Stock Option Agreement under the 2008 Equity Incentive Plan

**10.17	2011 Incentive Award Plan

**10.18	Form of Stock Option Agreement under the 2011 Incentive Award Plan

**10.19	Employment and Non-Compete Agreement, dated November 28, 2008, by and between Skullcandy, Inc. and Richard Alden

**10.20	Board of Directors Services Agreement, dated March 21, 2011, by and between Skullcandy, Inc. and Richard Alden

**10.21	Employment and Non-Compete Agreement, dated November 28, 2008, by and between Skullcandy, Inc. and Jeremy Andrus

**10.22	Offer letter, dated September 2, 2010, by and between Skullcandy, Inc. and Aaron Behle

**10.23	Offer letter, dated May 21, 2010, by and between Skullcandy, Inc. and Mitch Edwards

**10.24	Offer letter, dated August 15, 2008, by and between Skullcandy, Inc. and Dan Levine

**10.25	Form of Indemnification Agreement

**10.26	International Distribution Agreement, dated November 13, 2006, by and between Skullcandy, Inc. and 57 North AB

21.1	List of Subsidiaries

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

**24.1	Powers of Attorney

*	To be filed by amendment.

**	Previously filed.

(B) Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, state of Utah, on July 18, 2011.

SKULLCANDY, INC.

By:	/s/ MITCH EDWARDS
Mitch Edwards Chief Financial Officer and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

SIGNATURE	TITLE	DATE

/s/ JEREMY ANDRUS Jeremy Andrus	President, Chief Executive Officer and Director	July 18, 2011

/s/ MITCH EDWARDS Mitch Edwards	Chief Financial Officer (Principal Accounting and Financial Officer) and General Counsel	July 18, 2011

* Jeff Kearl	Chairman of the Board	July 18, 2011

* Rick Alden	Director	July 18, 2011

/s/ DOUG COLLIER Doug Collier	Director	July 18, 2011

* Joe Ferreira, Jr.	Director	July 18, 2011

* David Oddi	Director	July 18, 2011

/s/ SCOTT OLIVET Scott Olivet	Director	July 18, 2011

* Greg Warnock	Director	July 18, 2011

*By	/s/ MITCH EDWARDS
	Name: Title:	Mitch Edwards Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

**1.1	Form of Underwriting Agreement

**3.1	Amended and Restated Certificate of Incorporation of Skullcandy, Inc., as currently in effect

**3.2	Certificate of Correction of Amended and Restated Certificate of Incorporation of Skullcandy, Inc., as currently in effect

**3.3	Form of Amended and Restated Certificate of Incorporation of Skullcandy, Inc. (to be in effect upon completion of this offering)

**3.4	Amended and Restated Bylaws of Skullcandy, Inc., as currently in effect

**3.5	Form of Amended and Restated Bylaws of Skullcandy, Inc. (to be in effect upon completion of this offering)

**3.6	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of Skullcandy, Inc., to effect the forward stock split.

**4.1	Form of Stock Certificate

**4.2A	Security Holders Agreement, dated November 28, 2008, by and among Skullcandy, Inc., the security holders listed on Exhibit A thereto and Goode Skullcandy Holdings LLC

**4.2B	Amendment to Security Holders Agreement, dated July 6, 2011, by and among Skullcandy, Inc. and the investors listed on the signature pages thereto

**4.3	Modification Agreement, dated December 31, 2010, by and among Skullcandy, Inc., the selling holders listed thereto and Goode Skullcandy Holdings LLC

5.1	Opinion of Latham & Watkins LLP

**10.1	Revolving Credit and Security Agreement, dated August 31, 2010, by and among PNC Bank, National Association, UPS Capital Corporation, Skullcandy, Inc. and the other persons joined as a borrower thereto from time to time

**10.2	Unsecured Subordinated Promissory Note, dated February 3, 2009, by and among Skullcandy, Inc. and the parties listed as a Subordinated Lender therein

**10.3	Amendment to Unsecured Subordinated Promissory Note, dated August 31, 2010, by and among Skullcandy, Inc. and the agent for the Subordinated Lenders

**10.4	Form of Convertible Secured Promissory Note

**10.5	Amendment to Convertible Promissory Note and Security Agreement, dated December 16, 2008 by and between Skullcandy, Inc. and Goode Skullcandy Holdings LLC

**10.6	Amendment to Convertible Promissory Note, dated August 31, 2010 by and between Skullcandy, Inc. and Goode Skullcandy Holdings LLC

**10.7	Form of Subordinated Promissory Note, dated December 31, 2010, by and between Skullcandy, Inc. and each of certain Key Employees

**10.8	Lease Agreement, dated August 27, 2007, by and between Skullcandy, Inc. and Cottonwood Newpark One, L.C.

**10.9	Lease Addendum No. 1, dated June 18, 2008 by and between Skullcandy, Inc. and Cottonwood Newpark One, L.C.

**10.10	Lease Addendum No. 2, dated July 21, 2010 by and between Skullcandy, Inc. and Cottonwood Newpark One, L.C.

**10.11	Lease Addendum No. 3, dated September 2, 2010 by and between Skullcandy, Inc. and Cottonwood Newpark One, L.C.

**10.12	Master Services Agreement, dated July 16, 2010, by and between Skullcandy, Inc. and UPS Supply Chain Solutions, Inc.

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

**10.13	2005 Stock Plan

**10.14A	Form of Stock Option Agreement under the 2005 Stock Plan

**10.14B	Form of Stock Option Agreement under the 2005 Stock Plan — With Early Exercise Option

**10.15	2008 Equity Incentive Plan

**10.16	Form of Stock Option Agreement under the 2008 Equity Incentive Plan

**10.17	2011 Incentive Award Plan

**10.18	Form of Stock Option Agreement under the 2011 Incentive Award Plan

**10.19	Employment and Non-Compete Agreement, dated November 28, 2008, by and between Skullcandy, Inc. and Richard Alden

**10.20	Board of Directors Services Agreement, dated March 21, 2011, by and between Skullcandy, Inc. and Richard Alden

**10.21	Employment and Non-Compete Agreement, dated November 28, 2008, by and between Skullcandy, Inc. and Jeremy Andrus

**10.22	Offer letter, dated September 2, 2010, by and between Skullcandy, Inc. and Aaron Behle

**10.23	Offer letter, dated May 21, 2010, by and between Skullcandy, Inc. and Mitch Edwards

**10.24	Offer letter, dated August 15, 2008, by and between Skullcandy, Inc. and Dan Levine

**10.25	Form of Indemnification Agreement

**10.26	International Distribution Agreement, dated November 13, 2006, by and between Skullcandy, Inc. and 57 North AB

21.1	List of Subsidiaries

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

**24.1	Powers of Attorney

*	To be filed by amendment.

**	Previously filed.